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As filed with the Securities and Exchange Commission on May 24, 2004.

Registration No.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

New York & Company, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	5621 (Primary standard industrial classification code number)	33-1031445 (I.R.S. employer identification number)

450 West 33rd Street
5th Floor
New York, New York 10001
(212) 884-2000
(Address, including zip code, and telephone number,
including area code, of registrant's principal executive offices)

Richard P. Crystal
Chief Executive Officer and President
450 West 33rd Street
5th Floor
New York, New York 10001
(212) 884-2000
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Vincent J. Pisano, Esq. Kirkland & Ellis LLP Citigroup Center 153 East 53rd Street New York, New York 10022 (212) 446-4800	Marc D. Jaffe, Esq. Latham & Watkins LLP 885 Third Avenue New York, New York 10022-4834 (212) 906-1200

        Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement is declared effective.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee

Common Stock, $0.01 par value	$ 172,500,000	$ 29,141

(1)
This amount represents the proposed aggregate offering price of the securities registered hereunder to be sold by the registrant and the selling stockholder. These figures are estimated solely for purposes of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2)
Includes shares of common stock that the underwriters have an option to purchase solely to cover over-allotments, if any.

        The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not and the selling stockholders may not sell these securities until the Securities and Exchange Commission declares our registration statement effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Prospectus

                     shares

Common Stock

        This is the initial public offering of New York & Company, Inc. No public market currently exists for our common stock.

We currently anticipate the initial public offering price of our common stock to be between $        and $        per share. We have applied for listing of the common stock on the New York Stock Exchange under the symbol "NWY".

We are offering            shares of common stock. The selling stockholders identified in this prospectus are offering an additional            shares. We will not receive any of the proceeds from the sale of shares being sold by the selling stockholders.

Investing in the common stock involves risks that are described in the "Risk Factors" section beginning on page 8 of this prospectus.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds, before expenses, to New York & Company, Inc.	$	$
Proceeds, before expenses, to selling stockholders	$	$

        The selling stockholders have granted the underwriters a 30-day option to purchase up to            additional shares to cover any over-allotments.

Delivery of shares will be made on or about                         , 2004.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Bear, Stearns & Co. Inc.	JPMorgan
Wachovia Securities
Banc of America Securities LLC
Piper Jaffray

The date of this prospectus is                         , 2004.

ABOUT THIS PROSPECTUS

        You should rely only on the information contained in this document or to which we have referred you. We and the selling stockholders have not, and the underwriters have not, authorized anyone to provide you with information that is different. If anyone provides you with different or inconsistent information, you should not rely on it. We and the selling stockholders are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

i

PROSPECTUS SUMMARY

        This summary may not contain all of the information that may be important to you. You should read the entire prospectus, including the "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and related notes thereto before deciding whether to invest in our common stock.

        Unless otherwise indicated, in this prospectus the terms "we," "us" and "our" refer to New York & Company, Inc. and its subsidiaries (also referred to as New York & Company), our subsidiary Lerner New York Holding, Inc. (also referred to as Lerner New York Holding) and its subsidiaries, including Lerner New York, Inc. (also referred to as Lerner New York); "Bear Stearns Merchant Banking" refers to the several limited partnerships controlled by Bear Stearns Merchant Capital II, L.P.; "Limited Brands" refers to Limited Brands, Inc., the former parent of Lerner New York Holding. The New York & Company and Lerner New York trademarks referenced in this prospectus appear in italic type and are the property of us or our subsidiaries.

        Our fiscal years end on the Saturday closest to January 31 and are designated by the calendar year in which the fiscal year commences. Results for fiscal 2001 represent the results of Lerner New York Holding for the period ended February 2, 2002. Results for fiscal 2002 are represented by (i) the results of Lerner New York Holding for the period ended November 26, 2002 prior to the acquisition of our company by Bear Stearns Merchant Banking from Limited Brands, which are referred to in this prospectus as "predecessor 2002," and (ii) results of New York & Company, Inc. and its consolidated subsidiaries for the period November 27, 2002 through February 1, 2003, which are referred to in this prospectus as "successor 2002," and together with predecessor 2002 are referred to in this prospectus as "combined fiscal 2002." Results for fiscal 2003 represent the results of New York & Company, Inc. and its consolidated subsidiaries for the period ended January 31, 2004.

        Unless otherwise indicated, the information contained in this prospectus assumes (i) that the underwriters' over-allotment options are not exercised and (ii) the number of our authorized shares of capital stock has been increased to                        shares of common stock and                        shares of preferred stock, and each share of common stock then outstanding has been split into approximately            shares of common stock immediately prior to the consummation of the offering.

Overview

        We are a leading specialty retailer of fashion-oriented, moderately-priced women's apparel, serving our customers for over 86 years. We design and source our proprietary branded New York & Company merchandise sold exclusively through our national network of 468 retail stores in 43 states. Our target customers are fashion-conscious, value-sensitive women between the ages of 25 and 45 with annual household incomes ranging from $40,000 to $75,000. We believe our merchandising strategy and brand positioning differentiates us from our competitors and provides our target customer with a unique shopping experience.

        We offer a merchandise assortment consisting of casual and wear-to-work apparel and accessories, including pants, jackets, knit tops, blouses, sweaters, denim, t-shirts, activewear, handbags and jewelry. Our merchandise reflects current fashions and fulfills a broad spectrum of our customers' lifestyle and wardrobe requirements.

        We have positioned our stores as a leading source of fashion, quality and value by providing our customers with an upscale atmosphere that offers appealing merchandise assortments at attractive price points generally below those of department stores and other specialty retailers. Our stores create an exciting shopping experience through the use of compelling window displays, creative and coordinated merchandise presentations and in-store promotional signage. Our stores are typically concentrated in large population centers of the United States and are primarily located in malls which attract middle income shoppers.

        We were founded in 1918 and operated as a subsidiary of Limited Brands from 1985 to 2002. Beginning in 1996, we undertook a series of significant strategic initiatives intended to improve our profitability and position us for future growth. These initiatives included:

  •
  Real Estate Portfolio Rationalization. Starting in 1996, we began a thorough evaluation of our store real estate portfolio in an effort to rationalize our store base through the closing of underperforming locations. We concluded that a significant number of our stores were either too large or located in undesirable locations. Since 1996, we have closed 407 stores that were collectively only marginally profitable. These stores had an average size of approximately 8,300 gross square feet compared to approximately 5,500 gross square feet for our new store model. Our real estate rationalization is substantially complete.

  •
  In-House Design and Sourcing Model Implementation. Beginning in 1997, we implemented a flexible, cost-effective design and sourcing model that allows us to bring a broader range of merchandise to market more rapidly and efficiently and to capitalize on current trends and fast-selling items. Concurrent with this change, all merchandise was converted to carry the New York & Company label. Previously, we had relied on external vendors for product design and sourcing, resulting in a variety of merchandise with multiple labels rather than a single proprietary brand.

  •
  Brand Repositioning. During 2000, we completed a comprehensive brand evaluation and began a transition from the Lerner New York store name to the New York & Company brand. We made significant changes across the marketing and merchandising elements of our business, including our storefront signage, packaging, in-store visuals and promotional materials. We have converted 448 storefronts to New York & Company signage and we expect to convert the remaining twenty stores to New York & Company storefront signage by July 2004.

  •
  Positioning for Future Growth. In November 2002, Bear Stearns Merchant Banking acquired our company from Limited Brands with the intention of building our established brand strength and pursuing an accelerated growth plan. Since the acquisition, we have built a highly scalable stand-alone operational infrastructure that supports our growth and productivity initiatives. Accelerating our new store roll-out and expanding our highly profitable accessories business are key elements of our growth strategy.

        As a result of the above strategic initiatives, we have achieved strong operating performance, including:

  •
  comparable store sale growth of 5.3% in fiscal 2003 and 13.5% for the quarter ended May 1, 2004;

  •
  operating income of $54.2 million in fiscal 2003, representing 5.6% of net sales; and

  •
  inventory turns of 7.7x in fiscal 2003.

Our Competitive Strengths

Established and Differentiated Brand

        We believe our customers associate our proprietary New York & Company brand with fashion, value and quality. We believe our combination of fashion-oriented apparel and accessories at attractive price points differentiates our brand from most of our competitors. Our value pricing is evidenced by our average unit retail price of $14.11 in fiscal 2003. We consistently communicate our brand image across all aspects of our business, including our storefronts, merchandise assortments, in-store visuals and direct marketing and advertising. We believe that our brand differentiation is a key competitive advantage that enables us to increase customer loyalty and generate greater awareness with new customers.

Highly Integrated Design, Sourcing and Merchandise Management Processes

        Through our in-house design team and our integrated product development, testing and sourcing processes, we are able to quickly identify and react to trends that have broad appeal to our target customer base. We test our products on an on-going basis to ensure customer demand supports order quantities prior to completing our orders. Through our long-standing vendor relationships, we are able to source our merchandise in a manner that is cost effective, maximizes our speed to market and facilitates rapid reorder of best-selling items. This highly integrated approach allows us to carry a merchandise assortment that addresses customer demand while minimizing inventory risk and maximizing sales and profitability.

Profitable Store Base

        We have developed an appealing retail store model that is highly profitable and operates successfully in a variety of regional malls and off-mall locations. Our stores are designed to have an upscale atmosphere and to create an enjoyable and convenient shopping experience for our customer. We believe that our store attracts a customer demographic that is highly desirable to mall developers and landlords and can operate successfully in a wide variety of geographic locations.

Proven and Experienced Management Team

        Our senior management team has an average of 23 years of retail apparel industry experience and a proven track record of success. In addition, the senior members of our design and merchandising teams have an average of 24 and 21 years of retail apparel industry experience, respectively. In combination, these teams are responsible for developing and implementing our initiatives for strengthening our brand, expanding our store base, improving productivity and building the infrastructure necessary to support our future growth.

Our Growth Strategies

Expand Our New York & Company Store Base

        Of our 468 stores open as of January 31, 2004, 129 operated under our updated black-and-white New York & Company format. As a group, these stores had average sales per store of approximately $2.4 million in fiscal 2003. Based on the success of both our updated and newly opened New York & Company stores, our operating model assumes a new store generates on average $2.0 million in annual revenue and requires $450,000 in net capital expenditures and $150,000 of inventory. We plan to open 25 New York & Company stores in fiscal 2004 and 40 to 50 stores in each of fiscal 2005 and fiscal 2006 in both new and existing markets.

Further Penetrate Our Existing Accessories Product Category

        Our accessories product category represented approximately 13% of our fiscal 2003 net sales. We believe expansion of this category represents a significant opportunity to increase our sales and profitability. In November 2003, we successfully launched a new accessories merchandise area in two of our existing stores. These adjacent merchandise areas feature their own store frontage and signage and have approximately 1,000 square feet of selling space. Since their launch, these accessories merchandise areas have experienced an increase in average accessories sales by 169% in the period November 30, 2003 through May 1, 2004, as compared to comparable prior year period. In addition, our average apparel sales in these stores have increased by 17%. We are encouraged by these preliminary results and intend to incorporate similar adjacent accessories merchandise areas in connection with our new store openings and in a portion of our stores to be remodeled.

Enhance Brand Image and Increase Customer Loyalty

        We seek to build and enhance the recognition, appeal and reach of our New York & Company brand through our merchandise assortments, superior customer service, direct marketing and advertising. Our brand has gained strong recognition and endorsement by our target customers. We believe a nationally recognized brand will further drive brand awareness, merchandise sales and customer loyalty.

Further Improve Profitability

        As we continue to grow our business, we intend to maximize our economies of scale and increase operational efficiencies to improve our profitability. We also plan to leverage our infrastructure in an effort to reduce costs and enhance our gross margins. We believe our continued focus on merchandise testing, inventory turn and distribution efficiencies will generate improved profitability and maximize our cash flow from operations.

Recent Developments

        On March 16, 2004, we amended and restated our credit facility to include a three-year $75.0 million term loan. We used $75.0 million of term loan proceeds, together with $32.0 million of cash on hand, to repay our outstanding $75.0 million principal amount 10% subordinated note due 2009, plus $10.0 million of accrued interest, repurchase the outstanding warrant to purchase 920,245 shares of common stock, which was issued to Limited Brands in connection with the acquisition, for $20.0 million plus a future contingent payment and pay $2.0 million of fees and expenses associated with these transactions.

        On May 19, 2004, we entered into a new credit facility comprised of a five-year $75.0 million junior secured term loan. We used the $75.0 million loan proceeds, together with $1.5 million of cash on hand, to repay substantially all of our outstanding Series A preferred stock for $62.6 million, plus $12.4 million of accrued and unpaid dividends, and to pay $1.5 million of fees and expenses related to the transactions. The remaining preferred stock will be repurchased immediately prior to the consummation of this offering. The new credit facility will be repaid with the proceeds of this offering.

        On May 20, 2004 we changed our name from NY & Co. Group, Inc. to New York & Company, Inc.

        Where used in this prospectus, the March 16, 2004 refinancing transactions, together with the May 19, 2004 refinancing transactions, are referred to as the "Refinancings." The Refinancings, together with this offering and the use of proceeds therefrom, is referred to throughout this prospectus as the "Financings." See "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations—Subsequent Events" and "Certain Relationships and Transactions."

Company Information

        New York & Company, Inc. is a Delaware corporation, incorporated in 2002. Our principal executive offices are located at 450 W. 33rd Street, 5th Floor, New York, New York 10001, and our telephone number at that address is (212) 884-2000. Our website address is http://www.nyandcompany.com. The information on our website is not part of this prospectus.

The Offering

Common stock we are offering	shares
Common stock the selling stockholders are offering	shares, of which will be offered by affiliates of Bear Stearns Merchant Banking, an affiliate of Bear, Stearns & Co. Inc. See "Principal and Selling Shareholders." Following the offering Bear Stearns Merchant Banking will continue to own % of our outstanding common stock, assuming the underwriters' over-allotment is not exercised.
Common stock to be outstanding after the offering	shares
Use of proceeds	We will not receive any proceeds from the sale of shares of common stock offered by selling stockholders. Approximately $75.0 million of the net proceeds from the shares issued by us will be used to repay all amounts outstanding under our new credit facility plus accrued interest. Approximately $ million will be used to pay the contingent obligation due to Limited Brands under the note and warrant repurchase agreement relating to the Refinancings we completed on March 16, 2004. We expect to use the remaining net proceeds for working capital and general corporate purposes. See "Use of Proceeds."
Dividend policy	We have not declared or paid any dividends on our common stock since the acquisition of our company by Bear Stearns Merchant Banking in November 2002. We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Our ability to pay dividends on our common stock is limited by the covenants of our amended and restated credit facilities and may be further restricted by the terms of any of our future debt or preferred securities. See "Dividend Policy."
Risk factors	See "Risk Factors" beginning on page 8 and other information included in this prospectus herein for a discussion of factors you should carefully consider before deciding to invest in our common stock.
Proposed New York Stock Exchange symbol	"NWY".

The number of shares of common stock to be outstanding after the offering is based on the number of shares of common stock outstanding as of            , 2004. This number excludes             shares of common stock issuable upon the exercise of stock options outstanding as of            , 2004 under our 2002 Stock Option Plan.

SUMMARY CONSOLIDATED FINANCIAL DATA

        The following table sets forth summary consolidated financial data for Lerner New York Holding for the periods presented prior to the acquisition of our company by Bear Stearns Merchant Banking from Limited Brands on November 27, 2002 and consolidated financial data for New York & Company and its subsidiaries for each of the periods presented after such acquisition. The summary consolidated financial data for the year ended February 2, 2002, referred to as "fiscal 2001" and for the period from February 3, 2002 to November 26, 2002, referred to as "predecessor 2002," have been derived from the audited consolidated financial statements of Lerner New York Holding included elsewhere herein. The consolidated financial data for the period from November 27, 2002 to February 1, 2003, referred to as "successor 2002" and the year ended January 31, 2004, referred to as "fiscal 2003," have been derived from the audited financial statements of New York & Company and its subsidiaries included elsewhere herein.

        When we refer to "combined" financial results, we mean the consolidated financial data for predecessor 2002, combined with the consolidated financial data for successor 2002. The combined fiscal 2002 financial data has not been audited and does not comply with generally accepted accounting principles. Such data is being presented for analysis purposes only. The consolidated financial data for the combined year ended February 1, 2003 is sometimes referred to as data for combined fiscal 2002.

        The summary consolidated financial data should be read in conjunction with "Use of Proceeds," "Capitalization," "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

(dollars in thousands, except per share data and per square foot data)	Fiscal 2001		Predecessor 2002		Successor 2002		Combined fiscal 2002		Fiscal 2003
	(Predecessor)				(Successor)				(Successor)
Statement of operations data:
Net sales		$940,230		$706,512		$225,321		$931,833		$961,780
Cost of goods sold, buying and occupancy costs(1)		705,526		516,230		186,957		703,187		675,131

Gross profit		234,704		190,282		38,364		228,646		286,649
Selling, general and administrative expenses		230,874		188,231		43,000		231,231		232,463

Operating income (loss)		3,830		2,051		(4,636)		(2,585)		54,186
Loss on modification and extinguishment of debt(2)		—		—		—		—		1,194
Interest expense (income), net		(55)		(5)		2,016		2,011		10,728

Income (loss) before income taxes		3,885		2,056		(6,652)		(4,596)		42,264
Provision for income taxes		1,730		978		—		978		15,358

Net income (loss)		2,155		1,078		(6,652)		(5,574)		26,906

Accrued redeemable preferred stock dividends		—		—		1,419		1,419		8,363
Net income (loss) available for common stockholders		$2,155		$1,078		$(8,071)		$(6,993)		$18,543

Net income (loss) per common share:
Basic	$		$		$		$		$
Diluted	$		$		$		$		$
Balance sheet data (at period end):
Cash and cash equivalents		$7,488		$4,248		$79,824				$98,798
Working capital		59,186		92,818		82,710				94,011
Total assets		218,844		253,703		286,855				292,375
Total debt(3)		—		—		95,029				82,500
Redeemable preferred stock(3)		—		—		61,419				69,697
Stockholders' equity (deficit)(3)		$122,026		$152,615		$(2,607)				$16,046

(dollars in thousands, except per share data and per square foot data)	Fiscal 2001	Predecessor 2002	Successor 2002	Combined fiscal 2002	Fiscal 2003
	(Predecessor)		(Successor)		(Successor)
Selected operating data (at period end):
Comparable store sales increase (decrease)	(4.3)%			1.7%	5.3%
Total net sales growth (decrease)	(8.2)%			(0.9)%	3.2%
Net sales per average selling square foot	$235			$251	$278
Net sales per average store	$1,738			$1,834	$2,000
Total selling square footage at end of period	3,823,213			3,594,372	3,318,466
Average selling square footage per store	7,324			7,291	7,091
Total stores open at year-end	522			493	468

(1)
In connection with the acquisition of our business in November 2002 and the application of purchase accounting, inventory was recorded at fair value which resulted in an increase of $40.6 million in the acquired cost basis of inventory. Cost of goods sold, buying and occupancy costs include $33.9 million and $6.7 million of costs associated with the sell through of the fair value increase in successor 2002 and fiscal 2003, respectively.

(2)
Represents early repayment termination fee of $0.2 million and a $0.6 million write-off of unamortized deferred financing fees associated with the early repayment of our $20.0 million subordinated note in addition to the write-off of $0.4 million of unamortized deferred financing fees associated with an amendment of our credit facility in 2003.

(3)
On March 16, 2004, we amended and restated our credit facility to include a three-year $75.0 million term loan. We used the $75.0 million of term loan proceeds, together with $32.0 million of cash on hand, to repay the $75.0 million principal amount 10% subordinated note due 2009, plus $10.0 million of accrued interest, repurchase the warrant to purchase 920,245 shares of common stock, which was issued to Limited Brands in connection with the acquisition for $20.0 million plus a future contingent payment and pay $2.0 million of fees and expenses associated with the transactions. On May 19, 2004 we entered into a new credit facility comprised of a five-year $75.0 million junior secured term loan. We used the $75.0 million loan proceeds together with $1.5 million of cash on hand, to repay substantially all of our outstanding Series A preferred stock for $62.6 million plus $12.4 million accrued and unpaid dividends and to pay $1.5 million of fees and expense related to the transactions. The new credit facility will be repaid from the proceeds of this offering.

RISK FACTORS

Any investment in our common stock involves a high degree of risk. You should consider carefully the following information about these risks, together with the other information contained in this prospectus, before buying shares of our common stock.

Risks Relating to Our Business

Our growth strategy includes the addition of a significant number of new stores each year. We may not be able to successfully implement this strategy on a timely basis or at all. In addition, our growth strategy may strain our resources and cause the performance of our existing stores to suffer.

        Our growth will largely depend on our ability to open and operate new stores successfully. We intend to continue to open a significant number of new stores in future years while remodeling a portion of our existing store base annually. We plan to open approximately 25 stores in fiscal 2004 and an additional 40 to 50 stores in each of fiscal 2005 and fiscal 2006, an increase of approximately 30% over our store base as of the end of fiscal 2003. The success of this strategy is dependent upon, among other things, the identification of suitable markets and sites for store locations, the negotiation of acceptable lease terms, the hiring, training and retention of competent sales personnel, and the effective management of inventory to meet the needs of new and existing stores on a timely basis. Our proposed expansion also will place increased demands on our operational, managerial and administrative resources. These increased demands could cause us to operate our business less effectively, which in turn could cause deterioration in the financial performance of our existing stores. In addition, to the extent that our new store openings are in existing markets, we may experience reduced net sales volumes in existing stores in those markets. We may not be able to successfully execute any of these strategies on a timely basis. If we fail to successfully implement these strategies, our financial condition and results of operations would be adversely affected.

Our net sales, operating income and inventory levels fluctuate on a seasonal basis and decreases in sales or margins during our peak seasons could have a disproportionate effect on our overall financial condition and results of operations.

        Our business experiences seasonal fluctuations in net sales and operating income, with a significant portion of our operating income typically realized during our fourth quarter. In fiscal 2003, we realized approximately 60% of our operating income during the fourth quarter. Any decrease in sales or margins during this period could have a disproportionate effect on our financial condition and results of operations. Seasonal fluctuations also affect our inventory levels. We must carry a significant amount of inventory, especially before the holiday season selling period. If we are not successful in selling our inventory, we may have to write down our inventory or sell it at significantly reduced prices or we may not be able to sell such inventory at all, which could have a material adverse effect on our financial condition and results of operations.

Fluctuations in comparable store sales and results of operations could cause the price of our common stock to decline substantially.

        Our results of operations for our individual stores have fluctuated in the past and can be expected to continue to fluctuate in the future. Since the beginning of fiscal 2001, our quarterly comparable store sales have ranged from an increase of 7.4% to a decrease of 8.6%. In addition, our recent comparable store sales have been higher than our historical average and we cannot assure you that we will be able to maintain these levels of comparable store sales in the future.

        Our comparable store sales and results of operations are affected by a variety of factors, including:

  •
  fashion trends;

  •
  calendar shifts of holiday or seasonal periods;

  •
  the effectiveness of our inventory management;

  •
  changes in our merchandise mix;

  •
  the timing of promotional events;

  •
  weather conditions;

  •
  changes in general economic conditions and consumer spending patterns; and

  •
  actions of competitors or mall anchor tenants.

        If our future comparable store sales fail to meet the expectations of research analysts, then the market price of our common stock could decline substantially. You should refer to the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" for more information.

We may not be able to respond to fashion trends in a timely manner and may not be able to launch new product lines successfully, which could leave us with unsold inventory and could adversely affect our brand image.

        Our success depends in part on management's ability to respond to changing fashion tastes and consumer demands and to translate market trends into appropriate, saleable product offerings. Customer tastes and fashion trends change rapidly. If we are unable to successfully identify or react to changing styles or trends and misjudge the market for our products or any new product lines, our sales will be lower and we may be faced with a significant amount of unsold finished goods inventory. In response, we may be forced to increase our marketing promotions or price markdowns, which could have a material adverse effect on our financial condition and results of operations. Our brand image may also suffer if customers believe that we are no longer able to offer the latest fashions.

Our revenue and profit results are sensitive to general economic conditions, consumer confidence and spending patterns and may decline during periods where economic or market conditions are unsettled or weak.

        Our growth, sales and profitability may be adversely affected by negative local, regional, national or international economic trends that impact consumer confidence, including the effects of war, terrorism or their potential threat. Purchases of women's apparel and accessories often decline during periods when economic or market conditions are unsettled or weak. In such circumstances, we may increase the number of markdowns and increase promotional sales, which could further adversely affect profitability.

We depend on the volume of mall traffic for our sales, and a reduction in mall traffic could materially adversely affect our business.

        Many of our stores are located in shopping malls. Sales at these stores are derived, in part, from the volume of traffic in those malls. Our stores benefit from the ability of the mall's other tenants and other area attractions to generate consumer traffic in the vicinity of our stores and the continuing popularity of malls as shopping destinations. Sales volume and mall traffic may be adversely affected by economic downturns in a particular area, competition from internet retailers, non-mall retailers and other malls where we do not have stores and the closing of other stores in the malls in which we are located. A reduction in mall traffic as a result of these or any other factors could materially adversely affect our business.

Extreme and/or unseasonable weather conditions could adversely affect our business, financial conditions and results of operations.

        Extreme weather conditions in the areas in which our stores are located could have a material adverse effect on our business, financial condition and results of operations. For example, heavy snowfall or other extreme weather conditions over a prolonged period might make it difficult for our customers to travel to our stores. Our business is also susceptible to unseasonable weather conditions. For example, extended periods of unseasonably warm temperatures during the winter season or cool weather during the summer season could render a portion of our inventory incompatible with those unseasonable conditions. These prolonged unseasonable weather conditions could adversely affect our business, financial condition and results of operations.

We may fail to retain or recruit key personnel, which could have a material adverse affect on our business and prospects.

        We believe that we benefit substantially from the leadership and experience of our senior executives. The loss of the services of any of these individuals could have a material adverse effect on our business and prospects. Our future success will also depend on our ability to recruit, train and retain other qualified personnel. There is significant competition for key personnel in the retail industry.

We rely on third parties to manage some aspects of our business. If these third parties do not adequately perform these functions, our business would be disrupted.

        Limited Brands handles the distribution of our merchandise through its distribution facility in Columbus, Ohio pursuant to a transition services agreement. The efficient operation of our stores is dependent on our ability to distribute merchandise to locations throughout the United States in a timely manner. We depend on Limited Brands to receive, sort, pack and distribute substantially all of our merchandise. As part of our transition services agreement, Limited Brands contracts with a third-party transportation company to deliver our merchandise from its warehouses to our stores. Any failure by either of these third parties to respond adequately to our warehousing and distribution needs would disrupt our operations and negatively impact our profitability.

        Additional services are also provided by Limited Brands and its subsidiaries and affiliates pursuant to the transition services agreement. Independent Production Services ("IPS"), a unit of Limited Brands, assists us with our monitoring of country of origin and point of fabrication compliance for U.S. Customs. IPS also monitors compliance with our code of conduct and labor standards and our supply chain security. Some of our information technology systems services are also performed by Limited Brands under our service agreement. Any failure of Limited Brands or IPS to fulfill their obligations under the transition services agreement would disrupt our operations and negatively impact our profitability.

        Limited Brands may terminate those portions of the transition services agreement which provide for the distribution of our merchandise, and the compliance monitoring provided by IPS, upon the earlier of November 2007, the occurrence of certain types of changes of control or our failure to perform any of our material obligations under the transition services agreement. This offering does not constitute a change of control under the transition services agreement. If Limited Brands terminates a portion or all of our transition services agreement, we may not be able to replace the services on terms acceptable to us or at all. Our failure to successfully replace the services could have a material adverse effect on our business and prospects. See "Certain Relationships and Transactions—Relationships with Our Former Parent and Its Affiliates."

The raw materials used to manufacture our products and our distribution and labor are subject to availability constraints and price volatility, which could result in increased costs.

        The raw materials used to manufacture our products are subject to availability constraints and price volatility caused by high demand for petroleum-based synthetic fabrics, weather, supply conditions, government regulations, economic climate and other unpredictable factors. In addition, our transportation and labor costs are subject to price volatility caused by the price of oil, supply of labor, governmental regulations, economic climate and other unpredictable factors. Increases in demand for, or the price of, raw materials and labor could have a material adverse effect on our business, results of operations and financial condition.

We rely significantly on foreign sources of production which puts us at risk from a variety of factors which could adversely affect our business.

        We purchase apparel and accessories in foreign markets. We do not have any long-term merchandise supply contracts and many of our imports are subject to existing or potential duties, tariffs or quotas. We compete with other companies for production facilities and import quota capacity.

        We also face a variety of other risks generally associated with doing business in foreign markets and importing merchandise from abroad, such as:

  •
  political or labor instability in countries where suppliers are located;

  •
  political or military conflict involving the United States, which could cause a delay in the transportation of our products to us and an increase in transportation costs;

  •
  heightened terrorism security concerns, which could subject imported goods to additional, more frequent or more thorough inspections, leading to delays in deliveries or impoundment of goods for extended periods or could result in decreased scrutiny by customs officials for counterfeit goods, leading to lost sales and damage to the reputation of our brand;

  •
  disease epidemics and health related concerns, such as the outbreaks of SARS and other diseases, which could result in closed factories, reduced workforces, scarcity of raw materials and scrutiny or embargoing of goods produced in infected areas;

  •
  the migration and development of manufacturers, which can affect where our products are or will be produced;

  •
  imposition of regulations and quotas relating to imports and our ability to adjust in a timely manner to changes in trade regulations, which among other things, could limit our ability to source products from countries that have the labor and expertise needed to manufacture our products on a cost-effective basis;

  •
  imposition of duties, taxes and other charges on imports; and

  •
  significant fluctuation in the value of the dollar against foreign currencies.

        Any of the foregoing factors, or a combination thereof could have a material adverse effect on our business.

Our manufacturers may be unable to manufacture and deliver products in a timely manner or meet our quality standards, which could result in lost sales, cancellation charges or excessive markdowns.

        We purchase apparel and accessories from importers and directly from third-party manufacturers. Similar to most other specialty retailers, we have short selling seasons for much of our inventory. Factors outside our control, such as manufacturing or shipping delays or quality problems, could disrupt merchandise deliveries and result in lost sales, cancellation charges or excessive markdowns.

If our manufacturers fail to use acceptable ethical business practices our business could suffer.

        We require our manufacturers to operate in compliance with applicable laws, rules and regulations regarding working conditions, employment practices and environmental compliance. Additionally, we impose upon our business partners operating guidelines that require additional obligations in order to promote ethical business practices. Our staff, the staff of IPS and the staff of our non-exclusive buying agents and importers periodically visit and monitor the operations of our manufacturers to determine compliance. However, we do not control our manufacturers or their labor and other business practices. If one of our manufacturers violates labor or other laws or implements labor or other business practices that are generally regarded as unethical in the United States, the shipment of finished products to us could be interrupted, orders could be cancelled, relationships could be terminated and our reputation could be damaged. Any of these events could have a material adverse effect on our revenues and, consequently, our results of operations.

We may be unable to protect our trademarks and other intellectual property rights, which could diminish the value of our brand.

        Our trademarks and other intellectual property rights are important to our success and our competitive position. We are susceptible to others imitating our products and infringing our intellectual property rights. Imitation or counterfeiting of our products or other infringement of our intellectual property rights could diminish the value of our brand or otherwise adversely affect our revenues. The actions we have taken to establish and protect our trademarks and other intellectual property rights may not be adequate to prevent imitation of our products by others or to prevent others from seeking to invalidate our trademarks or block sales of our products as a violation of the trademarks and intellectual property rights of others. In addition, others may assert rights in, or ownership of, trademarks and other intellectual property rights of ours or in marks that are similar to ours or marks that we license and/or market and we may not be able to successfully resolve these types of conflicts to our satisfaction. In some cases, there may be trademark owners who have prior rights to our marks because the laws of certain foreign countries may not protect intellectual property rights to the same extent as do the laws of the United States. In other cases, there may be holders who have prior rights to similar marks. Failure to protect our trademarks and other intellectual property rights could result in a material adverse effect on our business.

Our success depends on the value of our brand, and if the value of that brand were to diminish, our business could be adversely affected.

        Our success depends on our New York & Company brand and its value. The New York & Company name is integral to our existing business, as well as to the implementation of our strategy for growing and expanding our business. The New York & Company brand could be adversely affected if our public image or reputation were to be tarnished, which could result in a material adverse effect on our business.

We may be unable to compete favorably in the highly competitive retail industry, which could have a material adverse effect on our financial condition and results of operations.

        The sale of apparel and accessories is highly competitive. Increased competition could result in price reductions, increased marketing expenditures and loss of market share, all of which could have a material adverse effect on our financial condition and results of operations.

        We compete for sales with a broad range of other retailers, including individual and chain fashion specialty stores and department stores. Our competitors include Express, The Limited, Gap, Ann Taylor LOFT, Old Navy and JCPenney, among others. In addition to the traditional store-based retailers, we also compete with direct marketers that sell similar lines of merchandise and target customers through catalogs and e-commerce.

        Some of our competitors may have greater financial, marketing and other resources available to them. In many cases, our competitors sell their products in stores that are located in the same shopping malls as our stores. In addition to competing for sales, we compete for favorable site locations and lease terms in shopping malls.

We are subject to numerous regulations that could affect our operations.

        We are subject to customs, truth-in-advertising, truth-in-lending and other laws, including consumer protection regulations and zoning and occupancy ordinances, that regulate retailers generally and/or govern the importation, promotion and sale of merchandise, the use of our proprietary credit cards and the operation of retail stores and warehouse facilities. Although we undertake to monitor changes in these laws, if these laws change without our knowledge, or are violated by our employees, importers, buying agents, manufacturers or distributors, we could experience delays in shipments and receipt of goods or be subject to fines or other penalties under the controlling regulations, any of which could have a material adverse effect on our business, financial condition and results of operations.

The covenants in our amended and restated credit facilities impose restrictions that may limit our operating and financial flexibility.

        Our amended and restated credit facilities contain a number of significant restrictions and covenants that limit our ability to:

  •
  incur additional indebtedness;

  •
  declare dividends, make distributions or redeem or repurchase capital stock, including our common stock, or to make certain other restricted payments or investments;

  •
  sell assets, including capital stock of restricted subsidiaries;

  •
  agree to payment restrictions affecting our restricted subsidiaries;

  •
  consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;

  •
  incur liens;

  •
  alter the nature of our business;

  •
  enter into sale/leaseback transactions;

  •
  conduct transactions with affiliates; or

  •
  designate our subsidiaries as unrestricted subsidiaries.

        In addition, our amended and restated credit facilities include other and more restrictive covenants and prohibit us from prepaying our other indebtedness while indebtedness under our amended and restated credit facilities is outstanding. The agreement governing our amended and restated credit facilities also requires us to achieve specified financial and operating results and maintain compliance with specified financial ratios. Our ability to comply with these ratios may be affected by events beyond our control.

        The restrictions contained in the agreement governing our amended and restated credit facilities could:

  •
  limit our ability to plan for or react to market conditions or meet capital needs or otherwise restrict our activities or business plans; and

  •
  adversely affect our ability to finance our operations, strategic acquisitions, investments or other capital needs or to engage in other business activities that would be in our interest.

        A breach of any of these restrictive covenants or our inability to comply with the required financial ratios could result in a default under the agreement governing our amended and restated credit facilities. If a default occurs, the lenders under our amended and restated credit facilities may elect to declare all borrowings outstanding, together with accrued interest and other fees, to be immediately due and payable.

        The lenders also have the right in these circumstances to terminate any commitments they have to provide further borrowings. If we are unable to repay outstanding borrowings when due, the lenders under our amended and restated credit facilities also have the right to proceed against the collateral, including our available cash, granted to them to secure the indebtedness.

Risks Related to this Offering

Shares eligible for sale in the near future may cause the market price for our common stock to decline.

        Sales of a substantial number of shares of our common stock in the public market following this offering, or the perception that these sales could occur, may depress the market price for our common stock. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future.

        The number of shares of common stock available for sale in the public market is limited by restrictions under federal securities law and under agreements that our executive officers, directors, principal stockholders and certain other officers have entered into with the underwriters of this offering. Those agreements restrict these persons from selling, pledging or otherwise disposing of their shares for a period of 180 days after the date of this prospectus without the prior written consent of Bear, Stearns & Co. Inc. However, Bear, Stearns & Co. Inc. may, in their sole discretion, release all or any portion of the common stock from the restrictions of the lock-up agreements. Upon completion of this offering, our amended and restated articles of incorporation will authorize us to issue            shares of common stock, of which            shares of common stock will be outstanding and            shares will be issuable upon the exercise of outstanding stock options. Of these shares,            shares,

including the            shares sold in this offering, are freely tradeable. The remaining            shares will be eligible for sale in the public market as follows:

Number of Shares	Date of Availability for Sale
180 days from the date of this prospectus
At various times after 180 days from the date of this prospectus, subject to applicable law

        Also, beginning 180 days after the date of this offering, holders of            shares of our common stock will be able to require us to conduct a registered public offering of their shares. In addition, holders of            shares of our common stock will be entitled to have their shares included for sale in subsequent registered offerings of our common stock. See "Certain Relationships and Transactions—Securityholders Agreement." Registration of such shares under the Securities Act would, except for shares purchased by affiliates, result in such shares becoming freely tradable without restriction under the Securities Act of 1933 immediately upon the effectiveness of such registration.

The shares you purchase in this offering will experience immediate and substantial dilution.

        The initial public offering price of our common stock will be substantially higher than the pro forma tangible book value per share of our outstanding common stock. At the initial public offering price of $                      per share, purchasers of our common stock will incur dilution of $                      per share in the pro forma net tangible book value of their purchased shares. The shares of our common stock owned by existing stockholders will receive a material increase in the pro forma net tangible book value per share. You may experience additional dilution if we issue common stock in the future. As a result of this dilution, you may receive significantly less than the full purchase price you paid for the shares in the event of a liquidation.

Since our common stock has never been publicly traded, we cannot predict the extent to which a trading market will develop for our common stock, or whether you will be able to sell your stock.

        There has not been a public market for our common stock. We cannot predict the extent to which a trading market will develop or how liquid that market might become. The initial public offering price will be determined by negotiations between representatives of the underwriters, the selling stockholders and us and may not be indicative of prices that will prevail in the trading market.

We are a "controlled company" and are controlled by Bear Stearns Merchant Banking, whose interests in our business may be different from yours.

        Upon completion of this offering, Bear Stearns Merchant Banking and its affiliates will own approximately    % of our common stock. Pursuant to a securityholders agreement among stockholders of New York & Company, Bear Stearns Merchant Banking and its affiliates are able to designate a majority of the members of the board of directors and control actions to be taken by us and our board of directors, including amendments to our certificate of incorporation and bylaws and approval of significant corporate transactions, including mergers and sales of substantially all of our assets. The directors so elected will have the authority, subject to the terms of our indebtedness, to issue additional stock, implement stock repurchase programs, declare dividends and make other decisions. Because Bear Stearns Merchant Banking and its affiliates own more than 50% of the voting power of New York & Company after giving effect to this offering, we can be considered a "controlled company" for the purposes of the New York Stock Exchange listing requirements. As such, we are permitted to, and have opted-out of, many of the NYSE's corporate governance requirements. Among other things, this means that our board of directors, our compensation committee and our nominating and corporate governance committee, if any, are not required to be independent. An affiliate of Bear Stearns Merchant Banking is an underwriter of this offering. The interests of Bear Stearns Merchant Banking and its affiliates could conflict with your interests.

Provisions in our charter documents and Delaware law may delay or prevent our acquisition by a third party.

        Our amended and restated certificate of incorporation and bylaws contain several provisions that may make it more difficult for a third party to acquire control of us without the approval of our board of directors. These provisions include "blank check" preferred stock. Blank check preferred stock enables our board of directors, without stockholders approval, to designate and issue additional series of preferred stock with such dividend, liquidation, conversion, voting or other rights, including the right to issue convertible securities with no limitation on conversion, as our board of directors may determine, including rights to dividends and proceeds in a liquidation that are senior to the common stock.

        These provisions may make it more difficult or expensive for a third party to acquire a majority of our outstanding voting common stock. We are also subject to certain provisions of Delaware law which could delay, deter or prevent us from entering into a merger, acquisition, tender offer, proxy contest or other transaction that might otherwise result in our stockholders receiving a premium over the market price for their stock.

SPECIAL NOTE REGARDING
FORWARD-LOOKING STATEMENTS

        This prospectus includes forward-looking statements. Some of these statements can be identified by terms and phrases such as "anticipate," "believe," "intend," "estimate," "expect," "continue," "could," "may," "plan," "project," "predict," "will" and similar expressions and include references to assumptions that we believe are reasonable and relate to our future prospects, developments and business strategies.

        Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements, include, but are not limited to:

  •
  our ability to open and operate new stores successfully;

  •
  seasonal fluctuations in our business;

  •
  our ability to anticipate and respond to fashion trends and launch new product lines successfully;

  •
  general economic conditions, consumer confidence and spending patterns;

  •
  our dependence on mall traffic for our sales;

  •
  the susceptibility of our business to extreme and/or unseasonable weather conditions;

  •
  our ability to retain and recruit key personnel;

  •
  our reliance on third parties to manage some aspects of our business;

  •
  changes in the cost of raw materials and labor;

  •
  our reliance on foreign sources of production;

  •
  the ability of our manufacturers to manufacture and deliver products in a timely manner while meeting our quality standards;

  •
  our reliance on manufacturers to maintain ethical business practices;

  •
  our ability to protect our trademarks and other intellectual property rights;

  •
  our dependence on the success of our brand;

  •
  competition in our market, including promotional and pricing competition;

  •
  the effects of government regulation; and

  •
  the control of our company by our sponsors.

        We undertake no obligation to revise the forward-looking statements included in this prospectus to reflect any future events or circumstances. Our actual results, performance or achievements could differ materially from the results expressed or implied by these forward-looking statements. Factors that could cause or contribute to such differences include those discussed under the heading "Risk Factors" in this prospectus.

USE OF PROCEEDS

        We will receive net proceeds of approximately $                              million from the sale of            shares of common stock at a public offering price of $                              after deducting estimated offering expenses and underwriting discounts and commissions. We will not receive any proceeds from shares of common stock sold by the selling stockholders.

        Approximately $            million of the net proceeds received by us from this offering will be used to repay the outstanding principal amount and all accrued and unpaid interest under our new credit facility which matures on May 18, 2009 and has an interest rate at our option of prime rate plus 5.75%, with a minimum of 9.75%, or the applicable LIBOR rate plus 7.50% with a minimum of 8.75%. Approximately $     million will be used to pay the contingent obligation due to Limited Brands under the note and warrant repurchase agreement relating to the refinancing transactions we completed on March 16, 2004. See "Certain Relationships and Transactions." We expect to use our remaining net proceeds for working capital and for general corporate purposes.

        Pending use of the remaining net proceeds of this offering, we intend to invest the net proceeds in short-term, interest-bearing securities.

DIVIDEND POLICY

        We have not declared or paid any dividends on our common stock since the acquisition of our company by Bear Stearns Merchant Banking in November 2002. We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. Our ability to pay dividends on our common stock is limited by the covenants of our amended and restated credit facilities and may be further restricted by the terms of any of our future debt or preferred securities.

CAPITALIZATION

        The table below sets forth our actual cash and cash equivalents and capitalization as of January 31, 2004, and on an as adjusted basis:

  •
  to give effect to each component transaction of the Refinancings as if the Refinancings were consummated on January 31, 2004; and

  •
  to give effect to each component transaction of the Financings as if they were consummated on January 31, 2004.

        See "Summary Consolidated Financial Data," "Selected Consolidated Financial Data" and "Use of Proceeds."

        The table below should be read in conjunction with our consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

	January 31, 2004 Actual	As adjusted for the Refinancings(3)	As adjusted for the Financings
	(dollars in millions)

Cash and cash equivalents	$98.8	$71.8	$	[ ]

Amended and restated credit facilities
Revolving credit facility(1)	—	—		[ ]
Tranche B term loan	—	75.0		[ ]
New credit facility	—	75.0		[ ]
10% subordinated note(2)	84.0	—		[ ]

Total debt:	$84.0	$150.0	$	[ ]
Preferred stock: $0.01 par value, 500,000 shares of preferred stock authorized; 62,576 shares of preferred stock issued and outstanding on January 31, 2004 (no shares of preferred stock issued and outstanding upon completion of the Financings)	69.7	—		[ ]
Common stock: $0.01 par value, 15,000,000 shares of common stock authorized; 5,214,723 shares of common stock issued and outstanding on January 31, 2004 ( shares of common stock issued and outstanding upon completion of this offering)	0.1	0.1		[ ]
Additional paid-in capital	5.7	—		[ ]
Less: Stock subscription receivable	(0.2)	—		[ ]
Retained earnings (deficit)(3)	10.4	(4.3)		[ ]

Total stockholders' equity (deficit)	$16.0	$(4.2)		[ ]

Total capitalization	$169.7	$145.8	$	[ ]

(1)
As of May 1, 2004, there were no outstanding borrowings under our revolving credit facility (excluding $21.9 million of outstanding letters of credit that reduce available borrowings under our revolving credit facility).

(2)
Includes accrued interest of $1.5 million.

(3)
On March 16, 2004, we amended and restated our credit facility to include a three-year $75.0 million term loan. We used the $75.0 million of term loan proceeds, together with $32.0 million of cash on hand, to repay the $75.0 million principal amount 10% subordinated note due 2009, plus $10.0 million of accrued interest, repurchase the warrant to purchase 920,245 shares of common stock, which was issued to Limited Brands in connection with the acquisition for $20.0 million plus a future contingent payment and pay $2.0 million of fees and expenses associated with the transactions. We recognized a charge of $0.4 million for unamortized deferred financing costs related to the 10% subordinated note. On May 19, 2004 we entered into a new credit facility comprised of a five-year $75.0 million junior secured term loan. We used the $75.0 million loan proceeds together with $1.5 million of cash on hand, to repay substantially all of our outstanding Series A preferred stock for $62.6 million, plus $12.4 million accrued and unpaid dividends and to pay $1.5 million of fees and expense related to the transactions. All outstanding executive loans, in the amount of $2.9 million, were repaid in connection with the redemption of the preferred stock.

DILUTION

        Our pro forma net tangible book value as of January 31, 2004 was approximately $             or $     per share of common stock. Pro forma net tangible book value per share represents total tangible assets less total liabilities, divided by the number of outstanding shares of common stock. After giving effect to the sale of the            shares of common stock offered by us at an initial public offering price of $     per share and after deducting underwriting discounts and estimated offering expenses, the pro forma as adjusted net tangible book value at January 31, 2004 would have been $             or approximately $    per share of common stock. This represents an immediate increase in net tangible book value of $    per share to existing stockholders and an immediate dilution in net tangible book value of $    per share to new investors in this offering. The following table illustrates this dilution on a per share basis:

Initial public offering price per share	$
Pro forma net tangible book value per share at January 31, 2004
Increase per share attributable to this offering
Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to new investors	$

        The table above excludes, as of January 31, 2004,            shares of common stock issuable upon exercise of outstanding stock options under our 2002 Stock Option Plan. To the extent options are exercised, there will be further dilution to new investors.

        The following table sets forth on a pro forma as adjusted basis as of January 31, 2004, the differences between the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by existing stockholders and by new investors, before deducting underwriting discounts and commissions and estimated offering expenses, at the initial public offering price of $    per share.

	Shares Purchased			Total Consideration
Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders(1)			%	$		%	$
New investors			%	$		%	$

Total			%	$		%

(1)
Sales by the selling stockholders in this offering will cause the number of shares of common stock held by existing stockholders to be reduced to            , or    % of the total number of our shares of common stock outstanding after this offering, and will increase the number of shares of common stock held by new investors to            , or    % of the total number of our shares of common stock outstanding after this offering. If the underwriters' over-allotment option is exercised in full, the percentage of shares of common stock held by existing stockholders after this offering would be reduced to            , or    % and the number of shares of common stock held by new investors would increase to             or    % of the total number of shares of common stock outstanding after this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

        The following table sets forth selected consolidated financial data for Lerner New York Holding, Inc. for the periods presented prior to the acquisition of our company by Bear Stearns Merchant Banking from Limited Brands on November 27, 2002 and consolidated financial data for New York & Company and its subsidiaries for each of the periods presented after such acquisition. The unaudited selected consolidated financial data for the years ended January 29, 2000 and February 3, 2001, referred to as "fiscal 1999" and "fiscal 2000," respectively, have, in part, been derived from data included in the consolidated financial statements of Limited Brands for such periods. The consolidated financial data for the year ended February 2, 2002 referred to as "fiscal 2001" and for the period from February 3, 2002 to November 26, 2002, referred to as "predecessor 2002," have been derived from the audited consolidated financial statements for Lerner New York Holding included elsewhere herein. The consolidated financial data for the period from November 27, 2002 to February 1, 2003, referred to as "successor 2002" and the year ended January 31, 2004, referred to as "fiscal 2003," have been derived from the audited financial statements of New York & Company and its subsidiaries included elsewhere herein.

        The selected historical consolidated financial data should be read in conjunction with "Use of Proceeds," "Capitalization," "Prospectus Summary—Summary Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

(dollars in thousands, except per share data)	Fiscal 1999	Fiscal 2000	Fiscal 2001	Predecessor 2002	Successor 2002	Fiscal 2003
	(Predecessor)				(Successor)
Statement of operations data:
Net sales	$1,000,783	$1,023,813	$940,230	$706,512	$225,321	$961,780
Cost of goods sold, buying and occupancy costs(1)	734,920	777,093	705,526	516,230	186,957	675,131

Gross profit	265,863	246,720	234,704	190,282	38,364	286,649
Selling, general and administrative expenses	237,316	242,412	230,874	188,231	43,000	232,463

Operating income (loss)	28,547	4,308	3,830	2,051	(4,636)	54,186
Loss on modification and extinguishment of debt(2)	—	—	—	—	—	1,194
Interest expense (income), net	—	—	(55)	(5)	2,016	10,728

Income (loss) before income taxes	28,547	4,308	3,885	2,056	(6,652)	42,264
Provision for income taxes	11,861	1,932	1,730	978	—	15,358

Net income (loss)	16,686	2,376	2,155	1,078	(6,652)	26,906

Accrued redeemable preferred stock dividends	—	—	—	—	1,419	8,363
Net income (loss) available for common stockholders	$16,686	$2,376	$2,155	$1,078	$(8,071)	$18,543

Net income (loss) per common share:
Basic
Diluted
Balance sheet data (at period end):
Cash and cash equivalents	$6,472	$8,190	$7,488	$4,248	$79,824	$98,798
Working capital	70,719	78,044	59,186	92,818	82,710	94,011
Total assets	218,598	245,966	218,844	253,703	286,855	292,375
Total debt(3)	—	—	—	—	95,029	82,500
Redeemable preferred stock(3)	—	—	—	—	61,419	69,697
Stockholders' equity (deficit)(3)	$116,306	$142,467	$122,026	$152,615	$(2,607)	$16,046

(1)
In connection with the acquisition of our business in November 2002 and the application of purchase accounting, inventory was recorded at fair value which resulted in an increase of $40.6 million in the acquired cost basis of inventory. Cost of goods sold, buying and occupancy costs includes $33.9 million and $6.7 million of costs associated with the sell through of the fair value increase in successor 2002 and fiscal 2003, respectively.

(2)
Represents early repayment termination fee of $0.2 million and $0.6 million write-off of unamortized deferred financing fees associated with the early repayment of our $20.0 million subordinate note, in addition to the write-off of $0.4 million of unamortized deferred financing fees associated with an amendment of our credit facility in 2003.

(3)
On March 16, 2004, we amended and restated our credit facility to include a three-year $75.0 million term loan. We used the $75.0 million of term loan proceeds, together with $32.0 million of cash on hand, to repay the $75.0 million principal amount 10% subordinated note due 2009, plus $10.0 million of accrued interest, repurchase the warrant to purchase 920,245 shares of common stock, which was issued to Limited Brands in connection with the acquisition for $20.0 million plus a future contingent payment and pay $2.0 million of fees and expenses associated with the transactions. On May 19, 2004, we entered into a new credit facility comprised of a five-year $75.0 million junior secured term loan. We used the $75.0 million loan proceeds together with $1.5 million of cash on hand, to repay substantially all of our outstanding Series A preferred stock for $62.6 million, plus $12.4 million accrued and unpaid dividends and to pay $1.5 million of fees and expense related to the transactions. The new credit facility will be repaid from the proceeds of this offering.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The purpose of this section is to discuss and analyze our consolidated financial condition, liquidity and capital resources and results of operations. You should read the following discussion in conjunction with our consolidated financial statements and the notes thereto that appear elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs, and which involve risks, uncertainties and assumptions. Our actual results may differ materially from those discussed in the forward-looking statements. Factors that might cause future results to differ materially from those discussed in the forward-looking statements include, but are not limited to, those discussed in "Special Note Regarding Forward-Looking Statements," "Risk Factors," and elsewhere in this prospectus.

Overview

        We are a leading specialty retailer of fashion-oriented, moderately-priced women's apparel, serving our customers for over 86 years. We design and source our proprietary branded New York & Company merchandise sold exclusively through our national network of 468 retail stores in 43 states. Our target customers are fashion-conscious, value-sensitive women between the ages of 25 and 45 with annual household incomes ranging from $40,000 to $75,000. We believe our merchandising strategy and brand positioning differentiates us from our competitors and provides our target customer with a unique shopping experience that differentiates us from our competitors.

General

        Net Sales.    Net sales consist of sales from comparable stores and non-comparable stores. A store is included in our comparable store sales calculation once it has completed 52 weeks of operation. Non-comparable store sales include sales from new stores opened in the previous year and new stores opened in the current year, which have not been opened for 52 weeks and the sales from closed stores. Net sales are recorded when the customer takes possession of the merchandise at the "point of sale." Revenue for gift certificate sales and store credits is recognized at redemption. Prior to redemption, gift certificate sales and store credits are recorded as a liability. A reserve is provided for projected merchandise returns based on prior experience.

        Cost of Goods Sold, Buying and Occupancy Costs.    Cost of goods sold, buying and occupancy costs is comprised of direct inventory costs for merchandise sold, distribution, payroll and related costs for our design, sourcing, production, merchandising, planning and allocation personnel, and store occupancy and related costs.

        Gross Profit.    Gross profit represents net sales less cost of goods sold, buying and occupancy expenses.

        Selling, General and Administrative Expenses.    Selling, general and administrative expenses include selling, store management and corporate expenses, including payroll and employee benefits, employment taxes, management information systems, marketing, insurance, legal, store pre-opening and other corporate level expenses. Store pre-opening expenses include store level payroll, grand opening event marketing, travel, supplies and other store opening expenses.

Acquisition and Separation from Limited Brands

        On November 27, 2002, Bear Stearns Merchant Banking acquired Lerner New York Holding, Inc. and its subsidiaries from Limited Brands. In accordance with generally accepted accounting principles the acquisition was accounted for under the purchase method of accounting. As a result, the financial information for the periods beginning on November 27, 2002 is not comparable to the information prior to this date.

        Prior to November 27, 2002, we operated as a subsidiary of Limited Brands. As a result, the financial information included in this prospectus does not necessarily reflect what our financial position and results of operations would have been had we operated as a separate, stand-alone entity during the periods presented prior to the acquisition. Historically, we had arrangements with Limited Brands for the provision of various centralized services. These services included human resources and benefits, information technology, logistics and distribution, store design and store construction, real estate, tax, legal, travel, treasury and cash management, prior to the acquisition.

Results of Operations

        The following table summarizes our results of operations in fiscal 2001, combined fiscal 2002 and fiscal 2003 as a percentage of net sales as well as certain store number data. Combined fiscal 2002 amounts combine predecessor 2002 with successor 2002 by mathematical addition and does not comply with generally accepted accounting principles. Such data is being presented for analysis purposes only.

	Fiscal 2001	Combined fiscal 2002	Fiscal 2003
Net sales	100.0%	100.0%	100.0%
Cost of goods sold, buying and occupancy costs	75.0%	75.5%	70.2%

Gross profit	25.0%	24.5%	29.8%
Selling, general and administrative expenses	24.6%	24.8%	24.2%

Operating income (loss)	0.4%	(0.3)%	5.6%
Loss on modification and extinguishment of debt	0.0%	0.0%	0.1%
Interest expense (income), net	0.0%	0.2%	1.1%

Income (loss) before income taxes	0.4%	(0.5)%	4.4%
Provision for income taxes	0.2%	0.1%	1.6%

Net income (loss)	0.2%	(0.6)%	2.8%
Accrued redeemable preferred stock dividends	0.0%	0.2%	0.9%

Net income (loss) available for common stockholders	0.2%	(0.8)%	1.9%
Number of:
Total stores open, beginning of year	560	522	493
New stores	6	2	5
Closed stores	44	31	30
Total stores open, end of year	522	493	468

Fiscal 2003 Compared to Combined Fiscal 2002

        Net Sales.    Our net sales for fiscal 2003 increased to $961.8 million, from $931.8 million for combined fiscal 2002, an increase of $30.0 million, or 3.2%. The increase was primarily attributable to an increase in comparable store sales of $48.1 million, or 5.3%, driven by growth in our wear-to-work and accessory categories, partially offset by a decline in the casual business. The decline in non-comparable store sales of $18.1 million was primarily attributable to the net decrease in sales associated with closed and partial-year new stores.

        Cost of Goods Sold, Buying and Occupancy Costs.    Cost of goods sold, buying and occupancy costs decreased $28.1 million in fiscal 2003 to $675.1 million from $703.2 million for combined fiscal 2002.

As a percentage of net sales, cost of goods, buying and occupancy costs decreased to 70.2% in fiscal 2003 compared to 75.5% in combined fiscal 2002. In connection with the acquisition and the application of purchase accounting, inventory was recorded at fair value which resulted in an increase of $40.6 million in the acquired cost basis of inventory, of which $6.7 million and $33.9 million of costs were associated with the sell-through of the fair value increase in fiscal 2003 and combined fiscal 2002, respectively. The difference in this expense accounted for a 3.0% improvement in cost of goods sold, buying and occupancy costs as a percent of net sales for fiscal 2003. The remaining 2.3% improvement in fiscal 2003 cost of goods sold, buying and occupancy costs as a percent of net sales was mainly attributable to the comparable store sales providing leverage on occupancy costs, in addition to an increase in merchandise margins as a result of improved assortment, inventory management and gains from sourcing strategies.

        Gross Profit.    Gross profit increased $58.0 million in fiscal 2003 to $286.6 million from $228.6 million gross profit for combined fiscal 2002. As a percentage of net sales, gross profit increased to 29.8% in fiscal 2003, from 24.5% in combined fiscal 2002. This increase is primarily the result of an increase in merchandise margins and a $27.2 million decrease in the cost for inventory associated with the application of purchase accounting.

        Selling, General and Administrative Expenses.    Selling, general and administrative expenses increased $1.3 million in fiscal 2003 to $232.5 million from $231.2 million for combined fiscal 2002. The increase is a result of an increase in corporate expenses offset by declines in store selling expenses due to store closures. As a percentage of net sales, selling, general and administrative expenses decreased to 24.2% from 24.8%. The decrease as a percentage of sales is caused by the increase in comparable store sales.

        Operating Income (Loss).    Due to the factors noted above, operating income increased $56.8 million for fiscal 2003 to $54.2 million from a $2.6 million loss for combined fiscal 2002. Operating income expressed as a percentage of net sales for fiscal 2003 was 5.6% compared to (0.3)% in combined fiscal 2002.

        Loss on Modification and Extinguishment of Debt.    In December of fiscal 2003, we repurchased our $20.0 million senior subordinated notes, resulting in a $0.8 million charge, consisting of a $0.2 million early termination fee and $0.6 million associated with the write-off of unamortized deferred financing fees associated with this debt. Additionally, in December 2003, we amended certain terms of our credit facility which resulted in a reduction in the size of the facility from $120.0 million to $90.0 million. As a result, $0.4 million of unamortized deferred financing fees associated with the amended credit facility were written-off.

        Interest Expense (Income), Net.    Net interest expense increased $8.7 million in fiscal 2003 to $10.7 million from $2.0 million in combined fiscal 2002. This increase was due to the debt incurred to finance the acquisition. Net interest expense for fiscal 2003 represents a full year of interest expense incurred on acquisition related debt, while net interest expense for combined fiscal 2002 reflects approximately two months of interest expense.

        Provision for Income Taxes.    Our effective tax rate was 36.3% in fiscal 2003. The rate was impacted by a change in deferred tax valuation allowances of $3.2 million, as we had sufficient income to utilize all net operating loss carryforwards from the previous year. In successor 2002, our tax provision was zero as we incurred a loss and, accordingly, established a full valuation allowance. In predecessor 2002, we had an effective tax rate of 47.6% which differed from the statutory rate due primarily to state and local taxes and non-deductible expenses.

        Net Income (Loss).    Due to the reasons noted above, net income increased $32.5 million to $26.9 million in fiscal 2003 from a loss of $5.6 million in combined fiscal 2002. As a percentage of net sales, net income increased to 2.8% from (0.6)% during these periods.

Combined Fiscal 2002 Compared to Fiscal 2001

        Net Sales.    Our net sales for combined fiscal 2002 decreased to $931.8 million from $940.2 million in fiscal 2001, a decrease of $8.4 million or 0.9%. Comparable store sales increased by $15.1 million, or 1.7% in the same period. This increase was primarily a result of growth in our casual activewear and our accessory categories, partially offset by declines in our casual sportswear business. The decline in non-comparable store sales of $23.5 million was primarily attributable to the net decrease in sales associated with closed stores and partial-year new stores.

        Cost of Goods Sold, Buying and Occupancy Costs.    Cost of goods sold, buying and occupancy costs decreased $2.3 million to $703.2 million in combined fiscal 2002 from $705.5 million in fiscal 2001. As a percentage of net sales cost of goods, buying and occupancy costs increased to 75.5% in combined fiscal 2002 compared to 75.0% in fiscal 2001. In connection with the acquisition and the application of purchase accounting, inventory was recorded at fair value which resulted in an increase of $40.6 million in the acquired cost basis of inventory, of which $33.9 million of costs were associated with the sell-through of the fair value increase in combined fiscal 2002. This expense accounted for an increase in cost of goods sold, buying and occupancy costs as a percentage of net sales of 3.7%. Cost of goods sold, buying and occupancy decreased by 3.2% in other areas due to an increase in merchandise margins from sourcing strategies, improvements in distribution efficiency, store closures, and improved inventory management, compared to fiscal 2001.

        Gross Profit.    For the reasons noted above, combined gross profit decreased $6.1 million in combined fiscal 2002 to $228.6 million from $234.7 million for fiscal 2001. As a percentage of net sales, gross profit decreased to 24.5% in combined fiscal 2002 from 25.0% in fiscal 2001.

        Selling, General and Administrative Expenses.    Selling, general and administrative expenses in combined fiscal 2002 increased $0.3 million to $231.2 million from $230.9 million for fiscal 2001. The increase was a result of increases in corporate expenses, offset by lower store selling expenses due to store closings. As a percentage of net sales, selling, general and administrative expenses remained relatively stable, increasing to 24.8% in combined fiscal 2002 from 24.6% in fiscal 2001.

        Operating Income (Loss).    Due to the factors noted above, operating income decreased $6.4 million in combined fiscal 2002 to a $2.6 million loss as compared to $3.8 million of operating income in fiscal 2001. Operating income as a percentage of net sales for combined fiscal 2002 was (0.3)% compared to 0.4% in fiscal 2001.

        Interest Expense (Income), Net.    Net interest expense increased by $2.1 million from $0.1 million of net interest income in fiscal 2001 compared to net interest expense of $2.0 million in combined fiscal 2002. This increase was due to the debt incurred to finance the acquisition in November 2002. Net interest expense for combined fiscal 2002 represents approximately two months of acquisition related interest expense. Prior to the acquisition we had no third-party debt and all financing needs were funded by Limited Brands. No interest was charged by Limited Brands on intercompany investments.

        Provision for Income Taxes.    In successor 2002, our tax provision was zero as we incurred a loss and, accordingly established a full valuation allowance. In predecessor 2002 and fiscal 2001, we had an effective tax rate of 47.6% and 44.5%, respectively, which differed from the statutory rate due primarily to state and local taxes and non-deductible expenses.

        Net Income (Loss).    Due to the reasons noted above, net income decreased by $7.8 million to a loss of $5.6 million in combined fiscal 2002 from net income of $2.2 million in fiscal 2001. As a percentage of sales, net income decreased to (0.6)% in combined fiscal 2002 from 0.2% in fiscal 2001.

Quarterly Results and Seasonality

        We view the retail apparel market as having two principal selling seasons, spring (first and second quarter) and fall (third and fourth quarter). The seasonal sales pattern results in the highest levels of inventory and sales in the months of November and December. The fourth quarter generated 31.4% of net sales in fiscal 2003.

        The following table sets forth our unaudited quarterly consolidated statements of operations data for the fiscal quarters ended January 31, 2004, and such information expressed as a percentage of our net sales. This unaudited quarterly information has been prepared on the same basis as the annual audited financial statements appearing elsewhere in this prospectus, and includes all necessary adjustments, consisting only of normal recurring adjustments, that we consider necessary to present fairly the financial information for the quarters presented. The quarterly data should be read in conjunction with the audited consolidated financial statements and the related notes appearing elsewhere in this prospectus. In addition, the quarterly information for successor 2002, representing the period from November 27, 2002 (date of acquisition) to February 1, 2003 is presented. Quarterly consolidated statements of operations data for the period prior to the acquisition is not comparable to that after the acquisition, and therefore not presented.

	Successor 2002	Fiscal 2003
(dollars in thousands except per share data)	Period from Nov. 27, 2002 to February 1, 2003	May 3, 2003	August 2, 2003	November 1, 2003	January 31, 2004
Statement of operations data
Net sales	$225,321	$223,863	$212,597	$223,385	$301,935
Gross profit	38,364	58,170	56,078	71,748	100,653
Net income (loss)	(6,652)	1,527	(639)	7,869	18,149
Net income (loss) available for common stockholders	(8,071)	(419)	(2,712)	5,731	15,943
Net income (loss) per common share
Basic
Diluted
	Successor 2002	Fiscal 2003
(as % of net sales)	Period from Nov. 27, 2002 to February 1, 2003	May 3, 2003	August 2, 2003	November 1, 2003	January 31, 2004
Statement of operations data
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Gross profit	17.0%	26.0%	26.4%	32.1%	33.3%
Net income (loss)	(3.0)%	0.7%	(0.3)%	3.5%	6.0%
Net income (loss) available for common stockholders	(3.6)%	(0.2)%	(1.3)%	2.6%	5.3%

Liquidity and Capital Resources

        Our primary uses of cash are to fund working capital, operating expenses, debt service and capital expenditures related primarily to the construction of new stores and remodeling of existing stores.

Historically, we have financed these requirements from internally generated cash flow or investments by our former parent prior to the acquisition. We intend to fund our ongoing capital and working capital requirements, as well as debt service, primarily through cash flows from operations, supplemented by borrowings under our revolving credit facility, if needed.

        Cash and cash equivalents were $98.8 million at January 31, 2004 compared to $79.8 million at February 1, 2003, an increase of $19.0 million, or 23.8%. Cash and cash equivalents were $7.5 million at February 2, 2002.

Operating Activities

        Net cash provided by operating activities was $106.2 million and $59.0 million in fiscal 2003 and combined fiscal 2002, respectively, an increase of $47.2 million, or 80.0%. The increase was primarily attributable to an increase in net income of $32.5 million in fiscal 2003 and an increase in accounts payable of $19.4 million offset by an increase in accounts receivable of $4.9 million.

        For combined fiscal 2002, net cash provided by operating activities was $59.0 million compared to $39.8 million in fiscal 2001, an increase of $19.2 million, or 48.2%. The primary drivers of the increase in combined fiscal 2002 net cash provided by operations were a decrease of $48.6 million in inventories in combined fiscal 2002 compared to a decrease of $23.1 million in fiscal 2001 offset by a decrease in net income of $7.8 million, which was primarily a result of the sell-through of the fair value increase in inventory related to the acquisition.

Investing Activities

        Our cash used in investing activities was $27.4 million in fiscal 2003 compared to $208.8 million in combined fiscal 2002 and $17.9 million in fiscal 2001. Combined fiscal 2002 cash used for investing activities reflects $196.5 million of cash used to fund the acquisition. Capital expenditures, related primarily to the construction of new stores, remodeling of existing stores, other store capital and investments in technology, principally associated with our separation from Limited Brands and the establishment of stand-alone operations after the acquisition, were approximately $27.4 million, $12.3 million and $17.9 million in fiscal 2003, combined fiscal 2002 and fiscal 2001, respectively. Our future capital requirements will depend primarily on the number of new stores we open, the number of existing stores we remodel and the timing of these expenditures. We opened five new stores in fiscal 2003, two new stores in fiscal 2002 and expect to open approximately 25 stores in fiscal 2004. Projected capital expenditures for fiscal 2004 are approximately $42.0 million, to be used primarily to fund new store openings, the remodeling of existing stores and, to a lesser extent, information technology and related investments. Historically, we have financed such capital expenditures with cash from operations. We believe that we will continue to finance capital expenditures in this manner during fiscal 2004.

Financing Activities

        Net cash used in financing activities was $59.8 million in fiscal 2003 compared to net cash provided by financing activities of $226.4 million in combined fiscal 2002 and net cash used in financing activities of $22.6 million in fiscal 2001. Net cash used in financing activities in fiscal 2003 consisted of the early repayment of $20.0 million principal amount of senior subordinated notes, plus $0.2 million accrued interest, as we directed our available cash flow toward repaying debt, and a $39.7 million net working capital payment related to the acquisition.

        Combined fiscal 2002 net cash provided by financing activities primarily relates to the acquisition and includes (i) proceeds of $64.4 million from the issuance of preferred stock and common stock, (ii) proceeds of $75.0 million from issuance of a 10% senior subordinated note to Limited Brands, (iii) proceeds of $20.0 million from the issuance of senior subordinated notes, and (iv) $39.7 million payment to Limited Brands associated with a net working capital adjustment in connection with the acquisition. In addition, combined fiscal 2002 includes $29.5 million of net investment by Limited Brands associated with cash funding of operations and capital expenditures. Fiscal 2001 net cash used in financing activities related to the repayment of Limited Brands net investment.

Credit Facilities and Other Long-Term Debt

        10% Senior Subordinated Note.    In connection with the acquisition, we issued a $75.0 million senior subordinated note bearing interest at 10.0%. Interest payments were scheduled annually in arrears, at which time the principal balance was reset to include all accrued and unpaid interest. Accrued and unpaid interest was $9.0 million at January 31, 2004, of which $7.5 million was added to the principal note balance and $1.5 million of paid-in-kind interest was included in other long-term liabilities. The 10% senior subordinated note was repaid on March 16, 2004.

        Amended and Restated Credit Facilities.    Our revolving credit facility provides us with up to $90.0 million of additional borrowing capacity, and contains a $75.0 million letter of credit accommodation sub-limit and was to mature on November 27, 2005. As of January 31, 2004, there were no loans outstanding and we had $25.5 million available for borrowings under this revolving credit facility.

        On March 16, 2004, certain terms of our revolving credit facility were amended. Our amended and restated credit facilities currently consist of a three-year $90.0 million revolving credit facility (containing a sub-facility available for the issuance of letters of credit of up to $75.0 million), and a three-year $75.0 million term loan facility. As of May 1, 2004, we had availability under our revolving credit facility of $34.7 million and outstanding letters of credit of $21.9 million as compared to $39.4 million as of May 3, 2003. The reduction in our letters of credit reflects changes in our terms with vendors.

        The revolving loans under the amended and restated credit facilities will bear interest, at our option, either at a floating rate equal to LIBOR plus a margin of between 2.00% and 2.50% per year, or the base rate plus a margin of between 0.00% and 0.50% per year, in each case depending upon our financial performance. The term loan will bear interest at a floating rate equal to the greater of 6.75% or LIBOR plus 5.50% per year. In addition, we will pay the lenders under our revolving credit facility a monthly fee on a proportion of the unused commitments under that facility at a rate of between 0.25% and 0.50% per annum depending upon our financial performance. For so long as any default under the revolving credit facility continues, interest on the revolving loans will increase to 4.50% per year above LIBOR for LIBOR loans and 2.50% per year above the base rate for all base rate loans, and interest on the term loan will increase by 2.00% per year.

        Our amended and restated credit facilities contain certain covenants, including restrictions on our ability to pay dividends on our common stock, incur additional indebtedness and to prepay, redeem or repurchase other debt. Subject to such restrictions, we may incur more debt for working capital, capital expenditures, acquisitions and for other purposes. The terms of our amended and restated credit facilities also subject us to certain maintenance covenants in the event our borrowing availability under our revolving credit facility, plus cash on hand, falls below $40.0 million. These covenants include maintaining a minimum trailing twelve-month EBITDA (as defined in our amended and restated credit agreement) and a maximum leverage ratio. This ratio and the calculation of EBITDA under our amended and restated credit agreement is not necessarily comparable to other similarly titled ratios and measurements of other companies due to inconsistencies in the method of calculation and we encourage you to read our amended and restated credit agreement contained in the exhibits to the registration statement of which this prospectus is a part.

        New Credit Facility.    On May 19, 2004, we entered into a new subordinated secured term loan facility with a third party consisting of a $75.0 million, 5-year term loan. Amounts outstanding under the new credit facility bear interest at a rate equal to, at our option, the prime rate plus 5.75%, with a minimum of 9.75%, or the applicable LIBOR rate plus 7.50% with a minimum of 8.75%. We paid a closing fee of 1.6%, ($1.2 million) at consummation and must pay a facility fee of 0.75% if the loan remains outstanding on November 19, 2004, and an additional 0.75% if the loan remains outstanding on June 30, 2005. The obligations under the new credit facility are secured by a security interest in the assets of New York & Company and its subsidiaries, junior in priority to the security interest granted to the lenders under the amended and restated credit facility. The new credit facility will be repaid in full from the proceeds of this offering. See "Use of Proceeds."

Preferred Stock

        In connection with the acquisition, we issued shares of our $.01 par value, non-voting, Series A redeemable preferred stock, which accrued dividends at 12.5% per annum. As of January 31, 2004, there were 62,576 shares or $62.6 million issued and outstanding. On May 19, 2004, substantially all of the preferred stock was repurchased and accrued and unpaid dividends were paid with proceeds from the new credit facility. The remaining preferred stock will be repurchased immediately prior to the consummation of this offering.

Cash Requirements

        As of January 31, 2004, we had approximately $98.8 million in cash available to fund operations and future growth, in addition to approximately $25.5 million available for borrowings under our revolving credit facility, net of letter of credit accommodations outstanding of $25.5 million. We believe that cash flows from operations, our current cash balance and funds available under our amended and restated credit facilities will be sufficient to meet our working capital needs and planned capital expenditures for fiscal 2004.

Subsequent Events

        Based upon our performance since the acquisition and our cash and liquidity position, we have been reviewing various recapitalization alternatives related to a plan to refinance our existing long-term debt and other related transactions. On March 16, 2004, we amended and restated our credit facility to include a three-year $75.0 million term loan. We used the $75.0 million of term loan proceeds, together with $32.0 million of cash on hand, to repay the $75.0 million principal amount 10% subordinated note due 2009, plus $10.0 million of accrued interest, repurchase the warrant to purchase 920,245 shares of common stock, which was issued to Limited Brands in connection with the acquisition for $20.0 million plus a future contingent payment and pay $2.0 million of fees and expenses associated with the transactions.

        On May 19, 2004, we entered into a new credit facility comprised of a five-year $75.0 million subordinated secured term loan. We used the $75.0 million loan proceeds together with $1.5 million of cash on hand, to repay substantially all of our outstanding Series A preferred stock for $62.6 million, plus $12.4 million accrued interest and to pay $1.5 million of fees and expense related to the transactions. The new credit facility will be repaid from the proceeds of this offering. See "Certain Transactions and Relationships."

Contractual Obligations

        The following table summarizes our contractual obligations as of January 31, 2004:

		Payments Due by Period
	Total obligation	Within one year	Two to three years	Four to five years	After five years
	(dollars in millions)
Purchase obligations	$81.0	$81.0	$—	$—	$—
Long term debt(1)	82.5	—	—	—	82.5
Preferred stock(1)	69.7	—	—	—	69.7
Operating leases(2)	338.2	71.6	106.3	69.1	91.2
Other long-term liabilities	13.6	2.2	5.0	6.4	—

Total contractual obligations	$585.0	$154.8	$111.3	$75.5	$243.4

(1)
Does not reflect the effects of the Financings.

(2)
Includes store operating leases, which generally provide for payment of direct operating costs in addition to rent. These obligation amounts include future minimum lease payments and exclude such direct operating costs.

        Excluded from the table above are obligations arising in connection with the repayment of our 10% subordinated note and purchase of our warrant, as described further in "Management's Discussion and Analysis of Financial Condition and Results of Operations—Subsequent Events" and "Certain Relationships and Transactions," where we have agreed to pay LFAS certain payments if (i) we complete our initial public offering pursuant to a registration statement filed on or before December 31, 2004 or (ii) if the Company is sold pursuant to an agreement entered into on or before December 31, 2004, if the implied pre-money equity value determined by reference to such transaction exceeds $156.8 million. Such payments would equal approximately 6.38% of the pre-money implied equity value in excess of $156.8 million.

        The following table summarizes our contractual obligations as of January 31, 2004, on a pro forma basis after giving effect to the Refinancings, assuming a closing of the Refinancings on January 31, 2004:

		Payments Due by Period
	Total obligation	Within one year	Two to three years	Four to five years	After five years
	(dollars in millions)
Purchase obligations	$81.0	$81.0	$—	$—	$—
Long-term debt(1)	150.0	—	75.0	75.0	—
Operating leases(2)	338.2	71.6	106.3	69.1	91.2
Other long-term liabilities	13.6	2.2	5.0	6.4	—

Total contractual obligations	$582.8	$154.8	$186.3	$150.5	$91.2

(1)
The term loan of $75.0 million consummated on May 19, 2004 is expected to be repaid with the proceeds of this offering.

(2)
Includes store operating leases, which generally provide for payment of direct operating costs in addition to rent. These obligation amounts include future minimum lease payments and exclude such direct operating costs.

Commercial Commitments

        The following table summarizes our commercial commitments as of January 31, 2004:

		Amount of Commitment Per Period(1)
	Total obligations	Within one year	Two to three years	Four to five years	After five years
	(dollars in millions)
Trade letters of credit outstanding(2)	$18.9	$18.9	$—	$—	$—
Standby letters of credit(2)	6.6	6.6	—	—	—

Total commercial commitments	$25.5	$25.5	$—	$—	$—

(1)
Excludes purchase orders for merchandise and supplies in the normal course of business.

(2)
Issued under our revolving credit facility. At January 31, 2004, there were no outstanding borrowings under this facility.

Quantitative and Qualitative Disclosures about Market Risk

        Interest Rates.    Our market risks relate primarily to changes in interest rates. Our revolving credit facility and term loans carry floating interest rates that are tied to LIBOR and the prime rate and, therefore, our statement of income and our cash flows will be exposed to changes in interest rates.

        Currency Exchange Rates.    We are not exposed to currency exchange rate risks with respect to inventory purchases, as such expenditures are denominated in U.S. dollars.

Critical Accounting Policies

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that impact the amounts reported on our consolidated financial statements and related notes. On an on-going basis management evaluates its estimates and judgments, including those related to inventories, long-lived assets, sales returns and the fair market value of assets acquired in the acquisition. Management bases its estimates and judgments on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual results may differ materially from these judgments. Management believes the following estimates and assumptions are most significant to reporting our results of operations and financial position.

        Inventory Valuation.    Inventories are valued at the lower of cost or market, on a weighted average cost basis using the retail method. We calculate inventory costs on an individual item-class level to ensure a high degree of accuracy. The company records a charge to cost of goods sold, buying and occupancy costs when a permanent retail price reduction is reflected in the stores. In addition, management makes estimates and judgments regarding initial markups, markdowns, future demand and market conditions. These assumptions can have a significant impact on current and future operating results and financial position. At the end of each season, goods related specifically to that season are marked down and valued at the estimated current retail value. The use of the retail method and the recording of markdowns effectively values the inventory at the lower of cost or market. In addition, an inventory loss estimate is recorded each period. These estimates are adjusted based upon physical inventories twice per year.

        Impairment of Long-Lived Assets.    We evaluate long-lived assets in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This Statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." Long-lived assets are evaluated for recoverability in accordance with SFAS No. 144 whenever events or changes in circumstances indicate that an asset may have been impaired. In evaluating an asset for recoverability, we estimate the future cash flows expected to result from the use of the asset and eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, an impairment loss, equal to the excess of the carrying amount over the fair value of the asset is recognized. An impairment loss could have a material adverse impact on our financial condition and results of operations.

        Goodwill and Other Intangible Assets.    SFAS No. 142, "Goodwill and Other Intangible Assets," prohibits the amortization of goodwill and intangible assets with indefinite lives. This Statement requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives. Management's estimate of future cash flows is based on historical experience, knowledge, and market data. These estimates can be affected by factors such as those outlined in "Special Note Regarding Forward-Looking Statements" and "Risk Factors." An impairment loss could have a material adverse impact on our financial condition and results of operations.

        Income Taxes.    Income taxes are calculated in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires the use of the liability method. Deferred tax assets and liabilities are recognized based on the difference between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Inherent in the measurement of deferred balances are certain judgments and interpretations of enacted tax laws and published guidance with respect to applicability to our operations. At January 31, 2004, no valuation allowance has been provided for deferred tax assets because management believes that it is more likely than not that the full amount of the net deferred tax assets will be realized in the future.

Adoption of New Accounting Standards

        In July 2002, SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146") was issued. This Statement requires that costs associated with terminating employees or contracts or closing or relocating facilities are to be recognized at fair value at the time the liability is incurred rather than at the date of a commitment to an exit or disposal plan. This statement is effective for disposal activities initiated after December 31, 2002. We adopted the provisions as required by SFAS 146 for restructuring activities initiated after December 31, 2002. The adoption of this statement did not have a material impact on our consolidated financial position, results of operations or cash flows.

        In November 2002, Emerging Issues Task Force ("EITF") Issue No. 02-16 "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor" was released. The Issue requires that cash consideration received by a customer or from a vendor be characterized as a reduction of cost of sales when recognized in the customer's income statement. This Issue also requires that a payment for assets or services delivered to the vendor be characterized as revenue (or other income, as appropriate) when recognized in the customer's income statement if the vendor receives, or will receive, an identifiable benefit (goods or services) in exchange for the consideration. EITF Issue No. 02-16 is effective for fiscal years beginning after December 15, 2002. The adoption of this standard did not have a material impact on our consolidated financial position, results of operations or cash flows.

        In January 2003, the Financial Accounting Standards Board issued Financial Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 requires that if an entity has a controlling financial interest in a variable interest entity, the assets, liabilities and results of activities of the variable interest entity should be included in the consolidated financial statements of the entity. The adoption of this standard did not have an impact on our consolidated financial position, results of operations or cash flows.

        In May 2003, SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" ("SFAS 150") was issued. This Statement establishes standards for how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective for the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of non-public entities which are subject to the provisions of this statement for the first fiscal period beginning after December 15, 2003. The provision of this statement will be implemented by reporting the cumulative effect of a change in accounting principle for financial instruments created before the issuance date of the statement and still existing at the beginning of the period of adoption. Adoption of SFAS 150 will require us to report accrued dividends on preferred stock as a component of interest expense in our consolidated statement of operations and as a long-term liability in our consolidated balance sheets.

BUSINESS

Overview

        We are a leading specialty retailer of fashion-oriented, moderately-priced women's apparel, serving our customers for over 86 years. We design and source our proprietary branded New York & Company merchandise sold exclusively through our national network of 468 retail stores in 43 states. Our target customers are fashion-conscious, value-sensitive women between the ages of 25 and 45 with annual household incomes ranging from $40,000 to $75,000. We believe our merchandising strategy and brand positioning differentiates us from our competitors and provides our target customer with a unique shopping experience.

        We offer a merchandise assortment consisting of casual and wear-to-work apparel and accessories, including pants, jackets, knit tops, blouses, sweaters, denim, t-shirts, activewear, handbags and jewelry. Our merchandise reflects current fashions and fulfills a broad spectrum of our customers' lifestyle and wardrobe requirements.

        We have positioned our stores as a leading source of fashion, quality and value by providing our customers with an upscale atmosphere that offers appealing merchandise assortments at attractive price points generally below those of department stores and other specialty retailers. Our stores create an exciting shopping experience through the use of compelling window displays, creative and coordinated merchandise presentations and in-store promotional signage. Our stores are typically concentrated in large population centers of the United States and are primarily located in malls which attract middle income shoppers.

        We were founded in 1918 and operated as a subsidiary of Limited Brands from 1985 to 2002. Beginning in 1996, we undertook a series of significant strategic initiatives intended to improve our profitability and position us for future growth. These initiatives included:

  •
  Real Estate Portfolio Rationalization. Starting in 1996, we began a thorough evaluation of our store real estate portfolio in an effort to rationalize our store base through the closing of underperforming locations. We concluded that a significant number of our stores were either too large or located in undesirable locations. Since 1996, we have closed 407 stores that were collectively only marginally profitable. These stores had an average size of approximately 8,300 gross square feet compared to approximately 5,500 gross square feet for our new store model. Our real estate rationalization is substantially complete.

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  In-House Design and Sourcing Model Implementation. Beginning in 1997, we implemented a flexible, cost-effective design and sourcing model that allows us to bring a broader range of merchandise to market more rapidly and efficiently and to capitalize on current trends and fast-selling items. Concurrent with this change, all merchandise was converted to carry the New York & Company label. Previously, we had relied on external vendors for product design and sourcing, resulting in a variety of merchandise with multiple labels rather than a single proprietary brand.

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  Brand Repositioning. During 2000, we completed a comprehensive brand evaluation and began a transition from the Lerner New York store name to the New York & Company brand. We made significant changes across the marketing and merchandising elements of our business, including our storefront signage, packaging, in-store visuals and promotional materials. We have converted 448 storefronts to New York & Company signage and we expect to convert the remaining twenty stores to New York & Company storefront signage by July 2004. Over the next several years, we intend to further modernize our brand image by remodeling a significant portion of our current store base to create an environment that reinforces a consistent brand image, including changing the interiors of these stores from our previous format to our current black-and-white New York & Company design.

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  Positioning for Future Growth. In November 2002, Bear Stearns Merchant Banking acquired our company from Limited Brands with the intention of building our established brand strength and pursuing an accelerated growth plan. Since the acquisition, we have built a highly scalable stand-alone operational infrastructure that supports our growth and productivity initiatives. Accelerating our new store roll-out and expanding our highly profitable accessories business are key elements of our growth strategy.

        As a result of the above strategic initiatives, we have achieved strong operating performance, including:

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  comparable store sale growth of 5.3% in fiscal 2003 and 13.5% for the quarter ended May 1, 2004;

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  operating income of $54.2 million in fiscal 2003, representing 5.6% of net sales; and

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  inventory turns of 7.7x in fiscal 2003.

Our Competitive Strengths

Established and Differentiated Brand

        We believe our customers associate our proprietary New York & Company brand with fashion, value and quality. We believe our combination of fashion-oriented apparel and accessories attractive price points differentiates our brand from most of our competitors. Our value is evidenced by our average unit retail price of $14.11 in fiscal 2003. We consistently communicate our brand image across all aspects of our business, including our storefronts, merchandise assortments, in-store visuals and direct marketing and advertising. We believe that our brand differentiation is a key competitive advantage that enables us to increase customer loyalty and generate greater awareness with new customers.

Highly Integrated Design, Sourcing and Merchandise Management Processes

        Through our in-house design team and our integrated product development, testing and sourcing processes, we are able to quickly identify and react to trends that have broad appeal to our target customer base. We test our products on an on-going basis to ensure customer demand supports order quantities prior to completing our orders. Through our long-standing vendor relationships, we are able to source our merchandise in a manner that is cost effective, maximizes our speed to market and facilitates rapid reorder of best-selling items. This highly integrated approach allows us to carry a merchandise assortment that addresses customer demand while minimizing inventory risk and maximizing sales and profitability.

Profitable Store Base

        We have developed an appealing retail store model that is highly profitable and operates successfully in a variety of regional malls and off-mall locations. Our stores are designed to have an upscale atmosphere and to create an enjoyable and convenient shopping experience for our customer. We believe that our store attracts a customer demographic that is highly desirable to mall developers and landlords and can operate successfully in a wide variety of geographic locations.

Proven and Experienced Management Team

        Our senior management team has an average of 23 years of retail apparel industry experience and a proven track record of success. In addition, the senior members of our design and merchandising teams have an average of 24 and 21 years of retail apparel industry experience, respectively. In combination, these teams are responsible for developing and implementing our initiatives for strengthening our brand, expanding our store base, improving productivity and building the infrastructure necessary to support our future growth.

Our Growth Strategies

Expand Our New York & Company Store Base

        Of our 468 stores open as of January 31, 2004, 129 operated under our updated black-and-white New York & Company format. As a group, these stores had average sales per store of approximately $2.4 million in fiscal 2003. Based on the success of both our updated and newly opened New York & Company stores, our operating model assumes a new store generates on average $2.0 million in annual revenue and requires $450,000 in net capital expenditures and $150,000 of inventory. We plan to open 25 New York & Company stores in fiscal 2004 and 40 to 50 stores in each of fiscal 2005 and fiscal 2006 in both new and existing markets.

Further Penetrate Our Existing Accessories Product Category

        Our accessories product category represented approximately 13% of our fiscal 2003 net sales. We believe expansion of this category represents a significant opportunity to increase our sales and profitability. In November 2003, we successfully launched a new accessories merchandise area in two of our existing stores. These adjacent merchandise areas feature their own store frontage and signage and have approximately 1,000 square feet of selling space. Since their launch, these accessories merchandise areas have experienced an increase in average accessories sales by 169% in the period November 30, 2003 through May 1, 2004, as compared to the comparable prior year period. In addition, our average apparel sales in these stores have increased by 17%. We are encouraged by these preliminary results and intend to incorporate similar adjacent accessories merchandise areas in connection with our new store openings and in a portion of our stores to be remodeled.

Enhance Brand Image and Increase Customer Loyalty

        We seek to build and enhance the recognition, appeal and reach of our New York & Company brand through our merchandise assortments, superior customer service, direct marketing and advertising. Our brand has gained strong recognition and endorsement by our target customers. We believe a nationally recognized brand will further drive brand awareness, merchandise sales and customer loyalty.

Further Improve Profitability

        As we continue to grow our business, we intend to maximize our economies of scale and increase operational efficiencies to improve our profitability. We also plan to leverage our infrastructure in an effort to reduce costs and enhance our gross margins. We believe our continued focus on merchandise testing, inventory turn and distribution efficiencies will generate improved profitability and maximize our cash flow from operations.

Design and Merchandising

        Our product development group, led by our merchant buyers and our designers, is dedicated to consistently delivering to our customer high-quality fashion apparel and accessories at competitive prices. In 1997, our product development process was reconfigured to support internal design rather than market purchase of designs. Consistent with that philosophy, our stores carry only internally designed New York & Company brand merchandise. We also have refined our product development cycle to reduce development time and increase our use of consumer testing prior to the completion of major purchase orders. We seek to provide our customers with the key fashion items of the season, as well as a broad assortment of coordinating apparel items and accessories that will complete their wardrobe. Our merchandising, marketing and promotional efforts encourage multiple unit and outfit purchases.

        Product Line Development.    New product lines are introduced into our stores in six major deliveries per year (spring, summer, transition, fall, holiday and pre-spring) which are updated with selected new items every four to six weeks to keep our merchandise current. Product line development begins with the introduction of the design concepts, key styles and the initial assortment selection for the product line. Our designers focus on overall concepts and identifying and interpreting the fashion trends for the season, identifying those particular apparel items that will appeal to our target customer, designing the product line and presenting it to our merchants for review. Our merchants are responsible for developing seasonal strategies and a detailed list of desired apparel pieces to guide the designers, as well as buying, testing and editing of the line during the season on an on-going basis.

        Product Mix.    We sell our proprietary products in the following general categories: casual, wear-to-work collections, ready-to-wear and accessories. Our versatile casual assortment includes casual pants, denim, t-shirts, sweaters, casual shirts and activewear. Our wear-to-work collections provide coordinated outfits and include pants, jackets, sweaters, knit tops, blouses and woven shirts. Our ready-to-wear assortment includes dresses and outerwear. We also sell a variety of coordinated accessories, including jewelry, belts, handbags and watches. The increase in our wear-to-work collections has been driven by fashion trends and a shift in consumer demand towards more formal dressing; our accessory growth is driven by new products and a trend towards creating wardrobe updates with accessory add-on purchases.

Product Mix

	Fiscal 2001		Combined fiscal 2002		Fiscal 2003
	Net sales $	% of total net sales	Net sales $	% of total net sales	Net sales $	% of total net sales
	(Dollars in millions)
Casual	$465.4	49.5%	$464.0	49.8%	$449.1	46.7%
Wear-to-work collections	330.0	35.1%	322.4	34.6%	348.2	36.2%
Ready-to-wear	36.7	3.9%	35.4	3.8%	38.5	4.0%
Accessories	108.1	11.5%	110.0	11.8%	126.0	13.1%

Total	$940.2	100.0%	$931.8	100.0%	$961.8	100.0%

Sourcing

        Our sourcing approach focuses on quality, speed and cost in order to provide timely delivery of quality goods. This is accomplished by closely managing the product development cycle, from raw materials and garment production to store-ready packaging, logistics and customs clearance.

        Sourcing Relationships.    We purchase apparel and accessories both from importers and directly from manufacturers. Our relationships with our direct manufacturers are supported by independent buying agents, who help coordinate our purchasing requirements with the factories. Our unit volumes, long-established vendor relationships and our knowledge of fabric and production costs, combined with a flexible, diversified sourcing base, enable us to buy high-quality, low-cost goods. We source from over 27 countries and are not subject to long-term production contracts. Our broad sourcing network allows us to meet our objectives of quality, cost, speed to market and inventory efficiency by shifting our merchandise purchases as required, and react quickly to changing market or regulatory conditions. In 2003, we sourced 98% of our apparel merchandise from: Taiwan, Hong Kong, Indonesia, Sri Lanka,

China, Saipan, the United States, Vietnam, Guatemala, Macao, Russia, Republic of Korea, Philippines, Mexico and Madagascar.

        Quality Assurance and Compliance Monitoring.    As part of our transitional services agreement we use Independent Production Services ("IPS"), a unit of Limited Brands, to provide us with monitoring of country of origin, point of fabrication compliance, code of conduct and labor standards compliance, and supply chain security. See "Certain Relationships and Transactions—Relationship with Our Former Parent." In addition, all of the factories that manufacture our merchandise sign a master sourcing agreement that details their obligations with respect to quality and ethical business practices. Our quality assurance field inspectors or IPS representatives visit each apparel factory prior to its first bulk garment production to ensure that the factory quality control associates understand and comply with our requirements. Our independent buying agents and importers also conduct in-line factory and final quality audits. Under our transition services agreement with Limited Brands, 60% of our inbound shipments are further audited by Limited Brands for visual appearance and measurement. Monthly audit reports are sent to all buying agents and factories and any factories not performing at expected levels are either put on our continuous improvement plan designed to improve their quality statistics or are removed from our approved factory list.

Distribution and Logistics

        Limited Brands provides us with certain warehousing and distribution services under our transition services agreement. See "Certain Relationships and Transactions—Relationship with Our Former Parent." All of our merchandise is received, inspected, processed, warehoused and distributed through Limited Brands' distribution center in Columbus, Ohio. Details about each receipt are supplied to our store inventory planners who determine how the product should be distributed among our stores based on current inventory levels, sales trends and specific product characteristics. Advance shipping notices are electronically communicated to the stores. We believe our costs related to distribution are competitive for the apparel industry.

Stores

        As of January 31, 2004, we operated 468 stores in 43 states with an average of approximately 7,091 selling square footage per store. All of our stores are leased and are located in shopping malls of different types, and off-mall locations including urban street locations or in lifestyle centers.

Store Count by State

State	# Stores	State	# Stores	State	# Stores
Alabama	10	Louisiana	10	New York	43
Arizona	8	Maine	1	North Carolina	16
Arkansas	1	Maryland	15	Ohio	24
California	39	Massachusetts	9	Oklahoma	4
Colorado	2	Michigan	13	Oregon	1
Connecticut	6	Minnesota	5	Pennsylvania	27
Florida	30	Mississippi	7	Rhode Island	1
Georgia	20	Missouri	13	South Carolina	10
Idaho	1	Nebraska	2	South Dakota	1
Illinois	27	Nevada	3	Tennessee	7
Indiana	9	New Hampshire	1	Texas	42
Iowa	1	New Jersey	21	Utah	3
Kansas	1	New Mexico	4	Virginia	15
Kentucky	4			Washington	2
				West Virginia	5
				Wisconsin	4

				Grand Total	468

        Site Selection.    Since the acquisition of our company by Bear Stearns Merchant Banking from Limited Brands in 2002, we have established our own dedicated real estate management team. Our real estate team is responsible for new store site selection. In selecting a specific location for a new store, we target high traffic, prime real estate in locations with suitable demographics and a complementary tenant mix. After a site has been approved, approximately 21 weeks are required to finalize the lease, design the layout, build out the property, hire and train associates and stock the store before opening. Our team has currently identified a significant number of target sites in existing malls and off-mall locations with appropriate market characteristics. We opened five new stores in 2003 and we will open 25 stores in fiscal 2004 and 40 to 50 stores in each of fiscal 2005 and 2006, funded by cash flow from operations.

        Store Display and Merchandising.    Our stores are designed to effectively display our merchandise and create an upbeat atmosphere. Expansive front windows allow potential customers to see easily into the store and are used as a vehicle to highlight major merchandising and promotional events. The open floor design allows customers to readily view the majority of the merchandise on display, while store fixtures allow for the efficient display of garments and accessories. Merchandise displays are modified on a weekly basis based on sales trends and inventory receipts. Our in-store product presentation utilizes a variety of different fixtures to highlight the product line's breadth and versatility. Complete outfits are displayed throughout the store using garments from a variety of product categories. We display complete outfits to demonstrate how our customers can combine different pieces in order to increase unit sales.

        Pricing and Promotional Strategy.    Our in-store pricing and promotional strategy is designed to drive customer traffic and promote brand loyalty. When a line is first introduced, our fashion items are sold at full retail price, while our key items are promoted, frequently with a "2 for 1" pricing strategy to encourage multiple unit sales. Selected key items are also prominently displayed in our store windows at competitive prices to drive traffic into the stores.

        Inventory Management.    Our inventory management systems are designed to maximize merchandise profitability and increase inventory turns. We constantly monitor inventory turns on the selling floor and use pricing and promotions to maximize sales and profitability and to achieve inventory turn goals. We hold four major sales events each year: our spring sale in March, our summer sale in June, our fall sale in October and our holiday sale in January. We have a refined inventory loss prevention program that is integrated with the store operations and finance departments of our business. This program includes electronic article surveillance systems in a majority of stores as well as monitoring of returns, voids, employee sales and deposits and educating store personnel on loss prevention.

        Field Sales Organization.    Store operations are organized into five regions and 47 districts. Each region is managed by a regional sales manager and a regional operations manager. Each regional manager is typically responsible for between 60 and 100 stores. We staff approximately 47 district managers with each typically responsible for the sales and operations of between seven and 15 stores. Each store is typically staffed with a store manager, a co-sales manager and an assistant sales manager, as required, in addition to hourly sales associates. We have approximately 1,583 in-store managers. We seek to instill enthusiasm and dedication in our store management personnel by maintaining an incentive/bonus plan for our field managers. The program is based on monthly sales performance, effective labor management and seasonal inventory loss targets. We believe that this program effectively incentivizes our senior field professionals and aligns their interests with the financial goals of our company. We conduct independent surveys of customer satisfaction in all major stores on a monthly basis. We evaluate merchandise fill, fitting room service, checkout service, and store appearance. Stores are required to meet or exceed established corporate standards, to ensure the quality of our customers' shopping experience.

        Store Sales Associates.    We typically employ between 8,000 and 10,000 full- and part-time store sales associates, depending on the season. We have well-established store operating policies and procedures and utilize an in-store training program for all new store employees. Detailed product descriptions also are provided to sales associates to enable them to gain familiarity with our product offerings. We offer our sales associates a discount on our merchandise to encourage them to wear our apparel while on the selling floor.

Marketing and Advertising

        Direct Marketing.    Our direct-to-consumer marketing vehicles include direct mail offers, partnerships and e-mail communications designed to increase customer spending and brand loyalty. We use our proprietary database, which includes the purchasing habits, fashion preferences and other key information on nearly six million customers who have made purchases within the last twelve months, to tailor our marketing efforts to our core customers. We believe our proprietary database helps us drive additional sales and increase customer loyalty. Communications are sent to current and prospective customers throughout the year with offers timed to drive customers into stores when new lines are introduced. Current customers are targeted based on individual spending habits and our communications are intended to encourage customers to increase their number of visits to stores and increase their average sale. In addition, we increased our direct mail efforts in fiscal 2003 as compared to fiscal 2002 and plan to further increase our use of this marketing vehicle. E-mail messages are also sent to our customers and are designed to drive traffic to stores for key weekend periods. We plan to continue the development of new techniques to convert new customers to our brand.

        Proprietary Credit Cards.    Our proprietary credit cards are administered by Alliance Data Systems. All of our proprietary credit cards will carry the New York & Company brand by July 2004. These cards provide purchasing power to our customers and additional vehicles for us to communicate product offerings. Sales on these cards comprise 27% of our total net sales. As a group, our active proprietary card holders are our best customers, with more store visits and higher annual spending than our non-proprietary credit card and cash customers.

Management Information Systems

        Management information systems are a key component of our business strategy and we are committed to utilizing technology to enhance our competitive position. Our information systems integrate data from our field sales, design, merchandising, planning and distribution and financial reporting functions. Our core business systems consist of both purchased and internally developed software, operating on UNIX and AS400 platforms. These systems are accessed over a company-wide network and provide corporate employees with access to our key business applications.

        Sales and cash deposit information are electronically collected from the stores' point-of-sale terminals on a daily basis. During this process, we also obtain information concerning inventory receipts and transmit pricing, markdown and shipment notification data. In addition, we collect customer transaction data to update our customer database. The merchandising and merchandise planning staff evaluates the sales and inventory information collected from the stores to make key merchandise planning decisions, including orders and markdowns. These systems enhance our ability to optimize sales while limiting markdowns, achieve planned inventory turns, reorder successful styles and effectively distribute new inventory to the stores.

Competition

        The retail and apparel industries are highly competitive. The primary competitive factors in our markets include brand name recognition, product styling, product presentation, product pricing, store ambience, customer service and convenience. We compete with traditional department stores, specialty store retailers, discount apparel stores and direct marketers for, among other things, raw materials, market share, retail space, finished goods, sourcing and personnel. We believe our competitors include Express, The Limited, Gap, Ann Taylor LOFT, Old Navy and JCPenney, among others.

Intellectual Property

        We believe we have all of the registered trademarks we need to protect our New York & Company and Lerner New York brands and we vigorously enforce our intellectual property rights in respect to our brand.

        Brylane Agreement.    In 1993, Limited Brands, our former parent, granted Brylane a license to use various trademarks of Lerner New York, Inc. in connection with the design, manufacture, distribution and sale of apparel and accessories through mail order catalogues and on the internet. We retain all other rights to the Lerner New York trademark. The license agreement does not provide Brylane any rights to the New York & Company brand or New York & Company-branded merchandise. The Brylane license will terminate on October 20, 2007. In addition, under our credit card processing agreement with Alliance Data Services ("ADS"), Brylane has rights to the names of the holders of our New York & Company proprietary credit cards until October 2005 and of any Lerner New York proprietary credit cards until October 2007 pursuant to a separate letter agreement between us and Brylane.

Employees and Labor Relations

        As of January 31, 2004, we had 2,106 full-time employees, of whom 333 worked out of our headquarters in New York and 1,773 worked in our stores, and 6,050 part-time employees, who are primarily store-based associates. As of January 31, 2004, 760 employees were subject to one of three collective bargaining agreements. Our collective bargaining agreement with Local 2179 of the United Automobile, Aerospace and Agricultural Implement Workers of America (UAW) AFL-CIO expires January 14, 2007 and covers approximately 10 of our employees. Our two collective bargaining agreements with the Local 1102 and the New England Joint Board units of the Retail, Wholesale and Department Store Union (RWDSU) AFL-CIO expire in August 2005 and February 2006 and cover 705 and 45 employees, respectively.

Properties

        All of our stores, encompassing approximately 4.1 million total gross square feet, are leased under operating leases. The typical store lease is for a 10-year term and requires us to pay property taxes and utilities, as well as common area maintenance and marketing fees. We also lease approximately 164,083 square feet of space at our headquarters located at 450 West 33rd Street, New York, New York under a lease which expires in 2015. We also own a parcel of land located in Brooklyn, New York on which we operate one of our leased stores.

Government Regulation

        We are subject to customs, truth-in-advertising and other laws, including consumer protection regulations and zoning and occupancy ordinances, that regulate retailers generally and/or govern the promotion and sale of merchandise and the operation of retail stores and warehouse facilities. We undertake to monitor changes in these laws and believe that we are in material compliance with applicable laws with respect to these practices.

        A substantial portion of our products are manufactured by factories located outside the United States. These products are imported and are subject to U.S. customs laws, which impose tariffs as well as import quota restrictions for textiles and apparel established by the U.S. government. In addition, some of our imported products are eligible for certain duty-advantaged programs, for example, NAFTA, AGOA, CBTPA and CBI. While importation of goods from some countries from which we buy our products may be subject to embargo by U.S. Customs authorities if shipments exceed quota limits, we closely monitor import quotas and believe we have the sourcing network to efficiently shift production to factories located in countries with available quotas. The existence of import quotas has, therefore, not had a material adverse effect on our business.

Legal Proceedings

        We are party to various legal proceedings in the ordinary course of business. There are currently no material legal proceedings pending against us.

MANAGEMENT

Executive Officers and Directors

        The following table sets forth the name, age and position of each of our directors and executive officers as of May 19, 2004.

Name	Age	Position
Richard P. Crystal	59	President, Chief Executive Officer and Director
Ronald W. Ristau	50	Chief Operating Officer, Chief Financial Officer and Director
Robert J. Luzzi	51	Executive Vice President, Creative Director
Charlotte L. Neuville	52	Executive Vice President, Design
Steven M. Newman	44	Executive Vice President, Merchandising
Bodil M. Arlander	40	Director
Philip M. Carpenter III	32	Director
John D. Howard	51	Director
M. Katherine Dwyer	55	Director
David H. Edwab	49	Director
Arthur E. Reiner	63	Director

All executive officers are employed by Lerner New York, except Richard P. Crystal and Ronald W. Ristau, who are employed by us.

        Richard P. Crystal was named President and Chief Executive Officer in 1996. Previously, Mr. Crystal had a 20 year career at R.H. Macy/Federated, including a variety of senior management positions, culminating in his serving as Chairman and Chief Executive Officer, Product Development and Specialty Retail (Aéropostale, Inc.). Mr. Crystal began his career in retailing at Stern's. He has approximately 30 years of experience in the retail industry and 17 years experience in specialty retail. Mr. Crystal holds a B.A. in history from New York University.

        Ronald W. Ristau was named Chief Operating Officer of the Company in 2002 and had served as Executive Vice President, Operations and Administration since 1998. Mr. Ristau has also held the position of Chief Financial Officer since April 2004. Previously, Mr. Ristau was Executive Vice President and Chief Financial Officer of Revlon Consumer Products USA. Prior to that, he served at Max Factor as Vice President of Finance. Additionally, Mr. Ristau was employed at Playtex U.S. and United Technologies, and began his career in business at Peat, Marwick, Mitchell & Co. Mr. Ristau holds an M.B.A. from The Fuqua School of Business at Duke University and a B.A. from Roanoke College. Mr. Ristau is a Certified Public Accountant.

        Robert J. Luzzi was named Executive Vice President, Creative Director in 2003. Previously, Mr. Luzzi was the Senior Vice President of Creative/Design and Advertising Worldwide for Estée Lauder Inc. Prior to that, Mr. Luzzi ran his own design firm. Mr. Luzzi has also created visual identities for leading fragrance and cosmetics brands including Calvin Klein, Ralph Lauren and Oscar de la Renta. Mr. Luzzi began his career in design at Grey Advertising. Mr. Luzzi holds a B.F.A. from Syracuse University.

        Charlotte L. Neuville was named Executive Vice President, Design in 2001 and had served as Vice President, Design since 1996. Previously, Ms. Neuville was Senior Vice President, Creative Director of

Cygne Designs. Prior to that she launched her own collection, Charlotte Neuville Inc. Additionally, Ms. Neuville was employed at Outlander, Jones New York Sport, and Adrienne Vittadini. She began her design career as an Assistant Designer at Perry Ellis. Ms. Neuville has more than 20 years of experience in apparel design and holds a B.F.A. from Parsons School of Design as well as a B.A. from Williams College.

        Steven M. Newman was named Executive Vice President, Merchandising in 2002. Previously, Mr. Newman was President of Apparel for Eddie Bauer. Prior to that he served as a President for Brooks Brothers. Additionally Mr. Newman was employed at Ann Taylor and Gap, Inc. Mr. Newman began his career in retailing at R.H. Macy's & Co. Mr. Newman has more than 20 years of experience in retail merchandising and holds a B.A. from the University of South Florida.

        Bodil M. Arlander has served as a Director since 2002 and currently is a Senior Managing Director of Bear, Stearns & Co. Inc. and a Principal of Bear Stearns Merchant Banking, LLC, which she joined in April 1997. Between 1991 and 1997, she worked in the Mergers and Acquisitions Group of Lazard & Co. LLC. Prior to entering the finance industry, Ms. Arlander worked throughout Europe in the fashion and beauty industry. She also currently serves as a director of CamelBak Group, LLC and the publicly traded company Aéropostale, Inc.

        Philip M. Carpenter III has served as a Director since 2002 and is a Vice President of Bear, Stearns & Co. Inc. and a Principal of Bear Stearns Merchant Banking, LLC. Prior to joining Bear Stearns in August 2002, Mr. Carpenter was a Principal at Brockway Moran & Partners, Inc., a private equity investment firm. Mr. Carpenter is currently a Director of CamelBak Group, LLC and Reddy Ice Holdings, Inc. Mr. Carpenter holds a B.S. in Accounting from the State University of New York at Binghamton.

        John D. Howard has served as a Director since 2002 and currently is a Senior Managing Director of Bear, Stearns & Co. Inc. and the Chief Executive Officer of Bear Stearns Merchant Banking, LLC. From 1990 to 1997, he was a co-CEO of Vestar Capital Partners, Inc., a private investment firm specializing in management buyouts. Previously he was a Senior Vice President of Wesray Capital Corporation, a private investment firm specializing in leveraged buyouts. Mr. Howard also currently serves as a director of several private companies and the publicly traded companies Aéropostale, Inc. and Integrated Circuit Systems, Inc.

        M. Katherine Dwyer has served as a Director since 2003 and is currently the Chief Executive Officer and founder of Skinklinic, Inc. From 1998 to 2000 she was President of Revlon Consumer Products USA and from 1995 to 1998 she was President of Revlon Cosmetics USA. Before Revlon she held general management and marketing positions in beauty, cosmetics, hair care and skin care at the Clairol division of Bristol-Myers Squibb, Avon, Cosmair, Victoria Creations and Gillette. She was also an accountant for Price Waterhouse. In 1997, Ms. Dwyer was named Woman Achiever of the Year by Cosmetics Executive Women, and she received the group's Best New Product award for five out of six years, from 1994 to 1999. In 1998, she was named one of the 100 top women in business by Fortune Magazine. Ms. Dwyer has a B.A. from the University of Massachusetts and an M.B.A. from Boston University. She sits on the board of directors of Westpoint Stevens, Inc.

        David H. Edwab has served as a Director since 2003 and is currently the Vice Chairman of Men's Wearhouse, Inc. From 2000 until 2002 he served part time as Vice Chairman while holding a position as Senior Managing Director, Head of the Retail Investment Banking Group at Bear, Stearns & Co. Inc. Mr. Edwab has worked for Men's Wearhouse for over 10 years, starting as Vice President of Finance and Director in 1991 and as Chief Operating Officer from 1993 to 1997. He also served as President from 1997 to 2000 before becoming Vice Chairman. Before coming to Men's Wearhouse, Mr. Edwab was a partner at Deloitte & Touche LLP responsible for the Southwest Corporate Finance Group and Retail Practice. He received his B.S. in finance from Fairleigh Dickinson University and is a

Certified Public Accountant. He serves on the board of directors of the publicly traded company Aéropostale, Inc.

        Arthur E. Reiner has served as a Director since 2003 and is currently Chairman and Chief Executive Officer of Finlay Enterprises, Inc. and Finlay Fine Jewelry Corporation. Mr. Reiner joined Finlay in 1995. He became Chief Executive Officer of Finlay Enterprises in 1996 and was named Chairman in 1999. Mr. Reiner began his retailing career in 1962 at Bamberger's, then a division of R. H. Macy's and held various positions with Macy's including Chairman and Chief Executive Officer of Macy's Northeast and Macy's East until 1995. A graduate of Rutgers University, Mr. Reiner served as Chairman of the Education Foundation of the Fashion Institute of Technology from 1985 to 1995 and was named Executive Vice President in 1995. He is a member of the Board of Directors and Executive Committee of the Jewelers for Children.

Board of Directors and Committees

        We will elect to be a controlled company under New York Stock Exchange rules, and will therefore not need to have an independent compensation or nominating committee and the majority of the board need not be independent.

        According to the terms of our amended and restated certificate of incorporation and bylaws, the board of directors of New York & Company is unclassified, and is currently comprised of eight directors.

        Compensation Committee.    The compensation committee of the board is authorized to review our compensation and benefits plans to ensure they meet our corporate objectives and evaluate our executive officers' performance against those objectives before setting salary and other incentive and equity compensation.

        Audit Committee.    The audit committee of the board consists of three members. The committee monitors the integrity of our financial statements, the qualifications, independence and performance of our independent auditors, and the compliance of our company with any reporting and regulatory requirements we may be subject to. It is also responsible for reviewing our internal financial controls. Upon the consummation of this offering, we will have two independent directors serving on our audit committee. We intend to have a completely independent audit committee within one year of the effectiveness of our registration statement.

        Ethics Committee.    The ethics committee of the board assists the board with compliance procedures for our employee code of ethics and standards of business conduct.

Board Compensation

        Independent members of the board of directors are compensated for their services. Each independent director receives an annual retainer of $20,000, which is supplemented by additional payments of: $1,000 for each board meeting attended in person, $500 for each board meeting attended telephonically, $2,000 annually for acting as a committee chairperson, $500 for each committee meeting attended in person, $250 for each committee meeting attended telephonically and reasonable travel expenses for in person attendance at board and committee meetings. In addition, independent members of the board of directors received in May 2003 an initial grant of 13,000 non-qualified stock options each issued at the then current market price under our 2002 Stock Option Plan. These options vested 20% immediately upon issuance and the remaining 80% shall vest over the following four years at 20% per year.

Compensation Committee Interlocks and Insider Participation

        Currently, our compensation committee consists of Arthur E. Reiner and Bodil Arlander. No member of the compensation committee serves, and we anticipate that no member will serve, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Executive Compensation

Summary Compensation Table

				Long-term compensation
	Annual compensation(1)
Name and principal position				Restricted stock awards	Securities underlying options(#)	All other compensation($)
	Year	Salary($)	Bonus($)
Richard P. Crystal President and Chief Executive Officer	2003	775,000	1,065,625	—	—	$176,273(2)
Ronald W. Ristau Chief Operating Officer and Chief Financial Officer	2003	450,000	353,250	—	—	141,652(3)
Robert J. Luzzi Executive Vice President- Creative Director(4)	2003	43,269	—	—	—	—
Charlotte L. Neuville Executive Vice President, Design	2003	402,000	301,500	—	—	70,839(5)
Steven M. Newman Executive Vice President, Merchandising	2003	535,000	524,300	—	—	2,088(6)

  (1)
  Perquisites and other personal benefits or property, in the aggregate, are less than either $50,000 or 10% of the total annual salary and bonus reported for the applicable named executive officer.

  (2)
  Consists of $153,306 employer contribution to non-qualified deferred compensation plan, $2,407 gross up for the non-qualified deferred compensation plan made under plans in effect while a subsidiary of Limited Brands; $8,000 for employer match to 401(k) plan and $12,560 employer contribution to qualified retirement plan.

  (3)
  Consists of $83,544 non-qualified deferred compensation plan distribution, $39,955 employer contribution to non-qualified deferred compensation plan, $733 gross up for the non-qualified compensation plan made under plans in effect while a subsidiary of Limited Brands; $8,000 for employer match to 401(k) plan and $9,420 employer contribution to qualified retirement plan.

  (4)
  Mr. Luzzi was hired as Executive Vice President, Creative Director on November 17, 2003. His annual base compensation for 2004 will be $450,000. In addition, he will be able to earn incentive compensation of up to 100% of salary.

  (5)
  Consists of $49,540 employer contribution to non-qualified deferred compensation plan, $739 gross up for the non-qualified deferred compensation plan made under plans in effect while a subsidiary of Limited Brands, $8,000 for employer match to 401(k) plan and $12,560 employer contribution to qualified retirement plan.

  (6)
  Consists of $2,088 gross up for relocation.

Stock Options

        No stock options were granted to our named executive officers in fiscal 2003. The following table sets forth information with respect to the named executive officers concerning option exercises for fiscal 2003 and exercisable and unexercisable options held as of January 31, 2004. The value of unexercised in-the-money options at January 31, 2004 is based on a price of $28.24 per share, the fair market value of our common stock on January 31, 2004, minus the per share exercise price, multiplied by the number of shares underlying the option.

Aggregated Option Exercises During Last Fiscal Year
and Fiscal Year End Option Values(1)

	Fiscal year ended January 31, 2004
			Underlying options at January 31, 2004		Value of unexercised in-the-money options at January 31, 2004
	Shares acquired on exercise	Value realized
			Exercisable	Unexercisable	Exercisable	Unexercisable
Richard P. Crystal			70,372	254,421	1,916,933	6,930,428
Ronald W. Ristau			45,351	163,960	1,235,361	4,466,270
Robert J. Luzzi
Charlotte Neuville			3,910	14,134	106,508	385,010
Steven M. Newman			5,474	19,788	149,112	539,052

(1)
Does not reflect the pre-offering stock split.

Executive Compensation Plans

        Savings and Retirement Plan.    We contribute to a defined contribution savings and retirement plan ("the SARP") qualifying under section 401(k) of the Internal Revenue Code. Participation in the SARP is available to all associates who have completed 1,000 or more hours of service with the Company during certain 12-month periods and have attained the age of 21. Participants may contribute to the SARP an aggregate of up to 15% of their pay. We match 100% of the employee's contribution up to a maximum of 4% of the employee's annual salary. The company match is 100% vested at the date earned. In addition, we make a discretionary retirement contribution ranging from 3% to 8% of each participant's pay, based on pay levels. The company's retirement contribution vests 20% per year, beginning in the third year of service.

        Stock-Based Compensation.    On November 27, 2002, we adopted a stock option plan under which we may grant non-qualified and incentive stock options to purchase up to 1,454,607 shares of our common stock $0.01 par value to executives, consultants, directors, or other key employees. Options have a maximum term of up to ten years. Upon grant, the compensation committee of the board of directors will determine the exercise price and term of any option at its discretion. The exercise price of an incentive stock option, however, may not be less than 100% of the fair market value of a share of common stock on the date of grant. The exercise price of an incentive stock option awarded to a person who owns stock constituting more than 10% of the total combined voting power of all classes of our stock may not be less than 100% of the fair market value of such date and the option must be exercised within five years of the date of grant. The aggregate fair market value of common stock for which an incentive stock option is exercisable for the first time during any calendar year, under all of our equity incentive plans, may not exceed $100. Vesting provisions for both non-qualified and incentive stock options will be determined by the board of directors at the date of option grants; however, subject to certain restrictions, all outstanding options may vest upon sale of the company.

Employment Agreements

        In connection with the acquisition of our company by Bear Stearns Merchant Banking on November 27, 2002, New York & Company entered into amended and restated employment agreements with Richard P. Crystal and Ronald W. Ristau. These employment agreements will remain effective through November 26, 2005, and are automatically renewable for additional one year terms. Under the terms of these agreements Mr. Crystal and Mr. Ristau are entitled to base salaries of $775,000 and $450,000 per year, respectively. Each are also entitled to participate in our incentive compensation plan, and upon certain conditions of the sale of our company, to receive a bonus of $250,000 and $150,000, respectively.

        Mr. Crystal is entitled to continue to be paid a base salary for one year following a termination by us without cause (including our failure to renew), or if he resigns with good reason. After a sale of New York & Company, he is entitled to be paid a base salary for the remainder of the term of the agreement plus one year if he is terminated by us without cause (including our failure to renew), or if he resigns with good reason. Mr. Ristau is entitled to be paid a base salary for the longer of the remaining term of the agreement or one year following a termination by us without cause (including our failure to renew), or if he resigns with good reason. After a sale of New York & Company, he is entitled to be paid a base salary for the remainder of the term of the agreement plus one year if he is terminated by us without cause (including our failure to renew), or if he resigns with good reason. Mr. Crystal and Mr. Ristau's employment agreements also restrict the executives' business activities that compete with our business for one year from the date of termination in the case of termination by us or the executives' resignation for good reason, and for two years in all other circumstances in the case of Mr. Crystal and for one year in the case of Mr. Ristau.

        We have also entered into letter agreements of employment with Robert J. Luzzi, Charlotte Neuville and Steve M. Newman which provide for annual base salaries of $450,000, $402,000 and $535,000, respectively. Each executive is also entitled to participate in our employee benefit plans and is eligible to receive a performance-based bonus. After one year of employment, Mr. Luzzi, Ms. Neuville and Mr. Newman are entitled to severance payments equal to 26 weeks of base salary upon termination by us without cause. Each executive has agreed to be bound by a six month non-compete provision upon resignation or termination for cause, and a 12 month non-solicitation provision.

PRINCIPAL AND SELLING SHAREHOLDERS

        The following table sets forth information known to us with respect to the beneficial ownership of our common stock as of May 19, 2004 before giving effect to the stock split. Following the split the table will be revised for post-split numbers and adjusted to reflect the sale of common stock in this offering, by (i) each stockholder known by us to own beneficially more than 5% of our common stock, (ii) each of the named executive officers, (iii) each of our directors and (iv) all of our directors and executive officers as a group. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. Such rules provide that in calculating the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or will become exercisable within 60 days after May 19, 2004 are deemed outstanding.

Name of beneficial owner	Amount and nature of beneficial ownership		Percent of class	Shares being sold in the offering	Number of shares beneficially owned after the closing
					#	%
Richard P. Crystal	349,318	(1)	6.1%
Ronald W. Ristau	157,672	(2)	2.8%
Robert J. Luzzi	3,541	(3)	0.1%
Charlotte L. Neuville	27,481	(4)	0.5%
Steve M. Newman	40,469	(5)	0.7%
Bodil M. Arlander			—%
Philip M. Carpenter III			—%
John D. Howard	4,854,617	(6)	84.8%
M. Katherine Dwyer	5,200	(7)	.1%
David H. Edwab	5,200	(8)	.1%
Arthur E. Reiner	5,200	(9)	.1%
BSMB/NYCG LLC	4,854,617	(10),(6)	84.8%
All named directors and executive officers as a group (11 persons)	594,081		10.4%

(1)
Includes 138,273 shares of common stock and 211,045 shares of common stock issuable upon exercise of options.

(2)
Includes 56,041 shares of common stock and 101,631 shares of common stock issuable upon exercise of options.

(3)
Includes 3,541 shares of common stock issuable upon exercise of options.

(4)
Includes 19,962 shares of common stock and 7,519 shares of common stock issuable upon exercise of options.

(5)
Includes 29,943 shares of common stock and 10,526 shares of common stock issuable upon exercise of options.

(6)
Shared investment and voting control.

(7)
Includes 5,200 shares of common stock issuable upon exercise of options.

(8)
Includes 5,200 shares of common stock issuable upon exercise of options.

(9)
Includes 5,200 shares of common stock issuable upon exercise of options.

(10)
The address of BSMB/NYCG LLC is 383 Madison Avenue, 40th Floor, New York, NY 10179. Represents all shares held of record by BSMB/NYCG LLC. BSMB/NYCG LLC is an affiliate of, and is controlled by, Bear Stearns Merchant Banking.              of the shares of common stock to be registered in this offering are to be offered for the account of BSMB/NYCG LLC, an affiliate of Bear, Stearns & Co. Inc., an underwriter in this offering. BSMB/NYCG LLC is also an affiliate of Bear Stearns Merchant Manager, II, LLC, our financial advisors under our Advisory Services Agreement. Bear Stearns Merchant Banking has the right to designate three persons to our board of directors pursuant to the securityholders agreement.

CERTAIN RELATIONSHIPS AND TRANSACTIONS

Securityholders Agreement

        Concurrently with our separation from the Limited Brands and the acquisition of our company by Bear Stearns Merchant Banking, our stockholders entered into a securityholders agreement as of November 27, 2002 that governs certain relationships among, and contains certain rights and obligations of, such securityholders. This agreement as amended will remain in place after the consummation of this offering.

        The securityholders agreement provides that the parties must vote their securities in favor of the individuals nominated by Bear Stearns Merchant Banking; provided that, Richard P. Crystal shall be so nominated for so long as he serves as an executive officer of New York & Company and Ronald W. Ristau, for so long as he serves as an executive officer of New York & Company

        The securityholders agreement also gives the stockholders certain rights with respect to registration under the Securities Act of shares of our securities held by them, including, in the case of Bear Stearns Merchant Banking and their affiliates, certain demand registration rights and certain customary indemnification of parties to the agreements.

Advisory Services Agreement

        We and Bear Stearns Merchant Manager II, LLC, an affiliate of Bear Stearns Merchant Banking are parties to an advisory services agreement, pursuant to which general advisory and management services are to be provided to Lerner New York, Inc. with respect to financial and operating matters. Under the terms of the advisory services agreement, at the closing of the acquisition of our company by Bear Stearns Merchant Banking in November 2002, we paid a transaction fee equal to $4.0 million in connection with services rendered in connection with the acquisition. We also paid Bear Stearns Merchant Manager II, LLC $329,167 and $1,044,723 in 2002 and 2003, respectively, and $973,110 on February 11, $690,572 on March 1 and $945,319 on May 13 of 2004. In addition, upon consummation of this offering Bear Merchant Manager II, LLC will be entitled to a fee equal to            .

Commercial and Investment Banking Activities

        Bear Stearns Merchant Banking and their affiliates have provided and may continue to provide certain commercial banking, financial advisory and investment banking services for us for which they receive customary fees. Bear, Stearns & Co. Inc., an underwriter of this offering, is an affiliate of Bear Stearns Merchant Banking. See "Underwriting."

Relationships with Our Former Parent and Its Affiliates

Transition Services Agreement

        In connection with the acquisition of our company by Bear Stearns Merchant Banking in November 2002, Lerner New York entered into a transition services agreement which contracts for the provision of certain administrative, financial, management information technology, logistics and other services to us by Limited Brands. The agreement allows for the termination of particular groups of services as we successfully establish our own internal capacity for such functions. As of January 31, 2004, we have transitioned to our in-house systems the following categories of services originally provided to us by Limited Brands under the agreement:

  •
  information technology services, except for limited certain software maintenance services which are expected to end in May 2004;

  •
  store design, construction and real estate services;

  •
  tax, treasury and cash management; and

  •
  human resources and benefits, travel logistics and our London buying support services.

        We continue to use the services of Limited Brands and its business units Limited Logistics Services and Independent Production Services under the agreement for our distribution, transportation and delivery and compliance support services needs.

        Under the agreement these services will terminate upon the earliest of the following:

  •
  15 months after the date on which Limited Brands gives notice that they would like to terminate the services (such notice can be given no earlier than August 26, 2006);

  •
  15 months from the date that we notify Limited Brands that we wish to terminate the services;

  •
  60 days after we have given notice to Limited Brands that they have failed to perform any material obligations under the agreement and such failure shall be continuing;

  •
  30 days after Limited Brands has given notice to us that we have failed to perform any material obligations under the agreement and such failure shall be continuing;

  •
  within 75 days of receipt of the annual proposed change to the agreement schedules which outline the cost methodologies and estimated costs of the services for the coming year, if such proposed changes would result in a significant increase in the amount of service costs that we would be obligated to pay;

  •
  15 months after a change of control, at the option of Limited Brands; or

  •
  upon reasonable notice under the prevailing circumstances by us to Limited Brands after a disruption of services due to force majeure that cannot be remedied or restored within a reasonable period of time.

        We believe that these services are provided at a competitive price and we anticipate continuing to use Limited Brands for these services. If termination of these logistics and related services under the transition service agreement results in excess logistics and related service labor for Limited Brands, we will be liable for 50% of severance related costs of such labor up to a maximum of $0.5 million.

Store Leases

        In connection with the acquisition of our company by Bear Stearns Merchant Banking on November 27, 2002, Lerner New York entered into the following agreements relating to our dealings with Limited Brands as they relate to our store leases:

  •
  a store leases agreement;

  •
  a covenant agreement;

  •
  a master sublease agreement;

  •
  a master assignment and assumption agreement; and

  •
  a retained leases and assignment and assumption agreement.

        Store Leases Agreement.    The store leases agreement formalizes the agreements between the parties as to the rights and obligations of each party relating to store leases where:

  •
  we now sublease store space from Limited Brands or one of its affiliates or former affiliates;

  •
  we now sublease store space to affiliates or former affiliates of Limited Brands;

  •
  we lease store space which is adjacent and not fully separated, either physically or functionally, from store space leased by affiliates or former affiliates of Limited Brands.

        The agreements therein are generally coextensive with the prime leases to which they relate.

        Covenant Agreement.    In order that Limited Brands and its affiliates would continue to guarantee the leases of some of our stores, we entered into the covenant agreement whereby we agreed to certain negative covenants relating to the incurrence of indebtedness, limitations of restricted payments and transactions with affiliates. The terms of the agreement were amended on March 16, 2004 in connection with our note and warrant purchase from LFAS, Inc. described in further detail below. The covenant agreement terminates on the earliest to occur of:

  •
  Limited Brands is guaranteeing net obligations of less than $40,000,000 which term may be satisfied by letters of credit posted by the Company in favor of Limited Brands;

  •
  December 31, 2005; or

  •
  the date on which another entity assumes the guaranteed obligations.

        Master Sublease Agreement.    The master sublease agreement gives us a sublease on space sublet from and guaranteed by Limited Brands. This agreement generally terminates for each sublease with the term of each prime lease.

        Master Assignment and Assumption Agreement.    The master assignment and assumption agreement provides for the assignment of certain leases to Limited Brands which leases are guaranteed by Limited Brands. Pursuant to the master sublease agreement described above, the store premises subject to the master assignment and assumption agreement are subleased to us.

        Retained Leases Assignment and Assumption Agreement.    Under this agreement four leases that we did not want or need were assigned to an affiliate of Limited Brands.

Relationship with Mast Industries

        We purchase apparel and accessories from Mast Industries, Inc., ("Mast") an affiliate of Limited Brands. We purchase goods through Mast on a purchase order basis, and have no long term contract. Total annual purchases from Mast in 2003 were $109.6 million, representing 24% of our overall purchases, making Mast one of our top three importers.

Repayment of 10% Subordinated Note and Purchase of Warrant

        On March 16, 2004 we repurchased the 10% subordinated note issued November 27, 2002 from the holder LFAS, Inc., an affiliate of Limited Brands, for $85.0 million, which includes $75.0 million of initial principal amount and all accrued and unpaid interest thereon. We also purchased from LFAS the common stock purchase warrant issued by New York & Company on November 27, 2002 to acquire 920,245 shares of the common stock of New York & Company at $1.00 per share for $20.0 million. As part of the note and warrant purchase we have agreed to pay LFAS certain payments if (i) we complete our initial public offering pursuant to a registration statement filed on or before December 31, 2004 or (ii) if the company is sold pursuant to an agreement entered into on or before December 31, 2004, if the implied pre-money equity value determined by reference to such transaction exceeds $156.8 million. Such payments would equal approximately 6.38% of the implied pre-money equity value in excess of $156.8 million. Under the terms of the agreement, we may elect to satisfy our obligation to LFAS by paying in the form of a mix of cash and shares of our stock in the same relative proportion as the total number of shares sold by entities affiliated with Bear Stearns Merchant Banking in this offering bears to the total number of shares held by entities affiliated with Bear Stearns Merchant Banking immediately prior to the IPO. Bear Stearns Merchant Banking will grant to LFAS certain "piggy-back" and "tag-along" rights, to entitle them to participate on a pro rata basis with entities affiliated with Bear Stearns Merchant Banking in any future dispositions of shares of our common stock by entities affiliated with Bear Stearns Merchant Banking. We intend to satisfy our $            payment obligation with    % cash and    % stock such that LFAS will own approximately     % of the common stock

outstanding upon the consummation of the offering. The cash component of this payment will be made with proceeds from this offering.

Repurchase of Preferred Stock

        Concurrently upon entering into the new credit facility on May 19, 2004, we repurchased substantially all issued and outstanding preferred stock of New York & Company for $75.0 million, which includes all accrued and unpaid dividends. BSMB/NYCG LLC owned 93.1% of such preferred stock and the remaining 6.9% was owned by certain members of our senior management. Immediately prior to the consummation of this offering we repurchased the remaining outstanding share of preferred stock for $            .

Acceleration of Vesting of Certain Stock Options

        Concurrently upon entering into the new credit facility, the vesting of certain of the stock options issued pursuant to grants under our 2002 Stock Option Plan were accelerated. The total number of shares of common stock underlying such vested options is 517,054, 211,955 of which were exercisable as a result of accelerated vesting and 305,099 of which were options that had previously vested.

Transactions with Management

        As part of the acquisition, certain members of our senior management were paid retention bonuses by Limited Brands between May 2003 and May 2004 totaling in the aggregate $2,860,000, for remaining with the Company throughout the acquisition and separation period.

        Prior to May 19, 2004, promissory notes made by certain members of our senior management in the aggregate principal amount of $2,788,550 were issued in connection with these executives' purchase of our common and preferred stock. On May 19, 2004, all of these notes were repaid in conjunction with the closing of our new credit facility and the repurchase of our preferred stock.

DESCRIPTION OF CAPITAL STOCK

General

        Upon the closing of this offering and the filing of our amended and restated certificate of incorporation, our authorized capital stock will consist of             shares of common stock, $0.01 par value per share. Before giving effect to the sale of shares by us and the selling stockholders pursuant to this offering, upon the closing of this offering, there were outstanding            shares of our common stock, held of record by            stockholders.

        The following description of our capital stock is qualified in its entirety by reference to our certificate of incorporation, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part.

Common Stock

        Holders of our common stock are entitled to one vote per share on all matters submitted to a vote of stockholders generally. The holders of our common stock are entitled to receive ratably any dividends that may be declared from time to time by our board of directors. Stockholders have no right to cumulate their votes in the election of directors. Accordingly, holders of a majority of the outstanding shares of our common stock entitled to vote in any election of directors may elect all of the directors standing for election. Our certificate of incorporation gives the holders of our common stock no preemptive or other subscription or conversion rights, and there are no redemption provisions with respect to the shares. All outstanding shares of our common stock are, and the shares offered hereby will be, when issued and paid for, validly issued, fully paid and non-assessable.

Preferred Stock

        Our amended and restated certificate of incorporation and bylaws includes provisions for "blank check" preferred stock, as described below.

Restrictive provisions of our Bylaws and Certificate of Incorporation, our Securityholders Agreement or Delaware Law

        Our amended and restated certificate of incorporation and bylaws contain several provisions that may make it more difficult for a third party to acquire control of us without the approval of our board of directors. These provisions include, among other things, "blank check" preferred stock. Blank check preferred stock enables our board of directors, without stockholder approval, to designate and issue additional series of preferred stock with such dividend, liquidation, conversion, voting or other rights, including the right to issue convertible securities with no limitation on conversion, as our board of directors may determine, including rights to dividends and proceeds in a liquidation that are senior to the common stock. These provisions may make it more difficult or expensive for a third party to acquire a majority of our outstanding voting common stock.

        Our securityholders agreement grants voting control of the board of directors and certain other rights to Bear Stearns Merchant Banking. See "Certain Relationships and Transactions—Securityholders Agreement."

        We are also subject to certain provisions of Delaware law which could delay, deter or prevent us from entering into a merger, acquisition, tender offer, proxy contest or other transaction that might otherwise result in our stockholders receiving a premium over the market price for their stock.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is                        .

Listing

        We have applied for listings of our common stock on the New York Stock Exchange under the symbol "NWY".

SHARES ELIGIBLE FOR FUTURE SALE

        Upon completion of this offering, we will have            shares of common stock outstanding. Of these shares, all of the shares sold in this offering will be freely tradeable without restriction or further registration under the Securities Act, unless such shares are purchased by "affiliates" as that term is defined in Rule 144 under the Securities Act. The remaining            shares of common stock held by existing stockholders are "restricted securities" as that term is defined in Rule 144 under the Securities Act, described below. Subject to such restrictions and applicable law, the holders of            shares of common stock will be free to sell any and all shares of common stock they beneficially own at various times commencing 180 days after the date of this prospectus. Upon the consummation of our offering, the holders of            shares of common stock will be free to sell any shares of common stock they beneficially own under Rule 144.

        We cannot make any predictions as to the number of shares that may be sold in the future or the effect, if any, that sales of these shares, or the availability of these shares for future sale, will have on the prevailing market prices of our common stock. Sales of a significant number of shares of our common stock in the public market, or the perception that these sales could occur, could adversely affect prevailing market prices of our common stock and could impair our ability to raise equity capital in the future.

Lock-Up Agreements

        We, our executive officers, directors, each holder of 5% or more of our common stock and certain of our other officers, have agreed that, subject to limited exceptions, each will not, for a period of 180 days after the date of this prospectus, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of common stock or securities convertible into or exchangeable or exercisable for any shares of common stock, or publicly disclose the intention to make any such offer, sale, pledge or disposal, without the prior written consent of Bear, Stearns & Co. Inc. Bear, Stearns & Co. Inc. may release all or a portion of the shares subject to this lock-up agreement at any time without prior notice. Bear, Stearns & Co. Inc. does not have any current intention to release any portion of the securities subject to lock-up agreements.

Rule 144

        In general, under Rule 144, as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of common stock then outstanding, which will equal approximately            shares immediately after this offering; or

  •
  the average weekly trading volume of the common stock on the New York Stock Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

        Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

        Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

        Rule 701, as currently in effect, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions, including the holding period requirement, of Rule 144. Any of our employees, officers, directors or consultants who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell their shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares.

        We intend to file a Registration Statement on Form S-8 registering            shares of common stock subject to outstanding options or reserved for future issuance under our 2002 Stock Option Plan. As of May 19, 2004, options to purchase a total of 1,135,381 shares were outstanding and 319,226 shares were reserved for future issuance under the plan. Once the Registration Statement on Form S-8 is filed, our common stock issued upon exercise of outstanding vested options, other than common stock issued to our affiliates, will be available for immediate resale in the open market.

Registration Rights

        Beginning 180 days after the date of this offering, certain holders of            shares of our common stock will be able to require us to conduct a registered public offering of their shares. In addition, holders of            shares of our common stock will be entitled to have their shares included for sale in subsequent registered offerings of our common stock. See "Certain Relationships and Transactions—Securityholders Agreement." Registration of such shares under the Securities Act would, except for shares purchased by affiliates, result in such shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS
FOR NON-U.S. HOLDERS OF OUR COMMON STOCK

        The following is a general discussion of material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a beneficial owner thereof that is a non-U.S. holder. A non-U.S. holder is a person or entity that, for U.S. federal income tax purposes, is a non-resident alien individual, a foreign corporation or a foreign estate or trust. The test for whether an individual is a resident of the U.S. for federal estate tax purposes differs from the test used for federal income tax purposes. Some individuals, therefore, may be non-U.S. holders for purposes of the federal income tax discussion below, but not for purposes of the federal estate tax discussion, and vice versa.

        This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, judicial decisions and administrative regulations and interpretations in effect as of the date of this prospectus, all of which are subject to change, including changes with retroactive effect. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to non-U.S. holders in light of their particular circumstances (including, without limitation, non-U.S. holders who are pass-through entities or who hold their common stock through pass-through entities) and does not address any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction. Prospective holders should consult their own tax advisors with respect to the federal income and estate tax consequences of holding and disposing of our common stock in light of their particular situations and any consequences to them arising under the laws of any state, local or non-U.S. jurisdiction.

Dividends

        Subject to the discussion below, distributions, if any, made to a Non-U.S. Holder of our common stock out of our current or accumulated earnings and profits generally will constitute dividends for U.S. tax purposes and will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. To obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder generally will be required to provide us with a properly-executed IRS Form W-8BEN certifying the non-U.S. holder's entitlement to benefits under that treaty. Treasury Regulations provide special rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends paid to a non-U.S. holder that is an entity should be treated as paid to the entity or to those holding an interest in that entity. To the extent such distributions exceed our current and accumulated earnings and profits for U.S. tax purposes, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock.

        There will be no withholding tax on dividends paid to a non-U.S. holder that are effectively connected with the non-U.S. holder's conduct of a trade or business within the United States if a properly-executed IRS Form W-8ECI, stating that the dividends are so connected, is provided to us. Instead, the effectively connected dividends will be subject to regular U.S. income tax, generally in the same manner as if the non-U.S. holder were a U.S. citizen or resident alien or a domestic corporation, as the case may be, unless a specific treaty exemption applies. A corporate non-U.S. holder receiving effectively connected dividends may also be subject to an additional "branch profits tax", which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) of the corporate non-U.S. holder's effectively connected earnings and profits, subject to certain adjustments. If you are eligible for a reduced rate of withholding tax pursuant to a tax treaty, you may obtain a refund of any excess amounts currently withheld if you file an appropriate claim for refund with the U.S. Internal Revenue Service.

Gain on Disposition of Common Stock

        A non-U.S. holder generally will not be subject to U.S. federal income tax with respect to gain realized on a sale or other disposition of our common stock unless: (i) the gain is effectively connected with a trade or business of such holder in the United States and a specific treaty exemption does not apply to eliminate the tax; (ii) if a tax treaty would otherwise apply to eliminate the tax, the gain is attributable to a permanent establishment of the non-U.S. holder in the U.S.; (iii) in the case of non-U.S. holders who are nonresident alien individuals and hold our common stock as a capital asset, such individuals are present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met; (iv) the non-U.S. holder is subject to tax pursuant to the provisions of the Code regarding the taxation of U.S. expatriates; or (v) we are or have been a "United States real property holding corporation" within the meaning of Code Section 897(c)(2) at any time within the shorter of the five-year period preceding such disposition or such holder's holding period. We believe that we are not, and do not anticipate becoming, a United States real property holding corporation. Even if we are treated as a United States real property holding corporation, gain realized by a non-U.S. holder on a disposition of our common stock will not be subject to U.S. federal income tax so long as: (a) the non-U.S. holder owned directly or indirectly, no more than five percent of our common stock at all times within the shorter of (x) the five year period preceding the disposition or (y) the holder's holding period; and (b) our common stock is regularly traded on an established securities market. There can be no assurance that our common stock will or will continue to qualify as being regularly traded on an established securities market.

Information Reporting Requirements and Backup Withholding

        Generally, we must report to the U.S. Internal Revenue Service the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or certain other agreements, the U.S. Internal Revenue Service may make its reports available to tax authorities in the recipient's country of residence.

        Backup withholding will generally not apply to payments of dividends made by us or our paying agents to a non-U.S. holder if the holder has provided its federal taxpayer identification number, if any, or the required certification that it is not a U.S. person (which is generally provided by furnishing a properly-executed IRS Form W-8BEN), unless the payor otherwise has knowledge or reason to know that the payee is a U.S. person.

        Under current U.S. federal income tax law, information reporting and backup withholding will apply to the proceeds of a disposition of our common stock effected by or through a U.S. office of a broker unless the disposing holder certifies as to its non-U.S. status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding will not apply to a payment of disposition proceeds where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. However, U.S. information reporting requirements (but not backup withholding) will apply to a payment of disposition proceeds where the transaction is effected outside the United States under certain circumstances. Prospective holders should consult their own tax advisors with respect to the circumstances under which U.S. information reporting requirements may apply. Backup withholding will apply to a payment of disposition proceeds if the broker has actual knowledge that the holder is a U.S. person.

        Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished timely to the U.S. Internal Revenue Service.

Federal Estate Tax

        The estates of nonresident alien individuals are subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our common stock will be U.S. situs property and therefore will be included in the taxable estate of a nonresident alien decedent. This U.S. federal estate tax liability of the estate of a nonresident alien may be affected by a tax treaty between the United States and the decedent's country of residence.

        THE PRECEDING DISCUSSION OF U.S. FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE HOLDER SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK.

UNDERWRITING

        We and the selling stockholders intend to offer the shares through the underwriters. Subject to the terms and conditions in an underwriting agreement among us, the selling stockholders and Bear, Stearns & Co. Inc., J.P. Morgan Securities Inc., Wachovia Capital Markets, LLC, Banc of America Securities LLC and Piper Jaffray & Co., we and the selling stockholders have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us and the selling stockholders the number of shares of common stock listed opposite their names below.

Underwriter	Number of Shares
Bear, Stearns & Co. Inc.
J.P. Morgan Securities Inc.
Wachovia Capital Markets, LLC
Banc of America Securities LLC
Piper Jaffray & Co.
Total

        The underwriters have agreed to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

        We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

        The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

        The underwriters have advised us that they propose initially to offer the shares to the public at the public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $                      per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $                      per share to other dealers. After the public offering, the public offering price, concession and discount may be changed.

        The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to New York & Company	$	$	$
Proceeds, before expenses, to the selling stockholders	$	$	$

        The expenses of the offering, excluding the underwriting discount and commissions and related fees, are estimated at $                  and are payable by us.

Over-Allotment Option

        The selling stockholders have granted the underwriters an option exercisable for 30 days from the date of this prospectus to purchase a total of up to             additional shares at the public offering price less the underwriting discount. The underwriters may exercise this option solely to cover any over-allotments, if any, made in connection with this offering. To the extent the underwriters exercise this option in whole or in part, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares approximately proportionate to that underwriter's initial commitment amount reflected in the above table.

        The underwriters have reserved for sale, at the initial public offering price, up to five percent of the shares of our common stock for our officers, directors and employees and their families, and other persons associated with us who express an interest in purchasing these shares of common stock in this offering. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase reserved shares. Any reserved shares not purchased by these persons will be offered by the underwriters to the general public on the same terms as the other shares offered in this offering.

No Sales of Similar Securities

        We, each of our officers and directors and current holders of substantially all of our common stock, have agreed, with exceptions, not to sell or transfer any common stock for 180 days after the date of this prospectus without first obtaining the written consent of Bear, Stearns & Co. Inc. Specifically, we and these other individuals have agreed not to directly or indirectly:

  •
  offer, pledge, sell or contract to sell any common stock;

  •
  sell any option or contract to purchase any common stock;

  •
  purchase any option or contract to sell any common stock;

  •
  grant any option, right or warrant for the sale of any common stock;

  •
  lend or otherwise dispose of or transfer any common stock;

  •
  request or demand that we file a registration statement related to the common stock; or

  •
  enter into any swap or other agreement that transfers, in whole or in part, the economic consequences of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

        This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. Bear, Stearns & Co. Inc. may waive this lock-up without public notice. This lock-up provision does not limit our ability to grant options to purchase common stock or issue common stock upon the exercise of options under our stock option plans.

Quotation on the New York Stock Exchange

        We have applied to have our common stock approved for quotation on the New York Stock Exchange under the symbol "NWY."

Price Stabilization, Short Positions

        Until the distribution of the shares is completed, SEC rules may limit the underwriters from bidding for and purchasing our common stock. However, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock during and after this offering.

        If the underwriters over-allot or otherwise create a short position in our common stock in connection with the offering, i.e., if they sell more shares than are listed on the cover of this prospectus, the underwriters may reduce that short position by purchasing shares in the open market. The underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described above. In addition, the underwriters may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in this offering are reclaimed if shares of our common stock previously distributed in this offering are repurchased in connection with stabilization transactions or otherwise. These transactions to stabilize or maintain the market price may cause the price of our common stock to be higher than it might be in the absence of such transactions. The imposition of a penalty bid may also affect the price of our common stock to the extent that it discourages resales.

        Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters makes any representation that we or they will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Passive Market Making

        In connection with this offering, the underwriters may engage in passive market making transactions in our common stock on the New York Stock Exchange in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934 during a period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker's bid, that bid must then be lowered when specified purchase limits are exceeded.

Other Relationships

        In connection with this offering, the underwriters may allocate shares to accounts over which they exercise discretionary authority. The underwriters do not expect to allocate shares to discretionary accounts in excess of 5% of the total number of shares in this offering.

        Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions. Congress Financial Corporation, an affiliate of Wachovia Capital Markets, LLC, is a lender under our amended and restated credit facilities.

Advisory Services Agreement

        We and Bear Stearns Merchant Manager II, LLC, affiliates of Bear Stearns Merchant Banking are parties to an advisory services agreement, pursuant to which general advisory and management services are to be provided to Lerner New York, Inc. with respect to financial and operating matters. Under the terms of the advisory services agreement, at the closing of the acquisition of our company by Bear Stearns Merchant Banking in November 2002, we paid a transaction fee equal to $4.0 million in connection with services rendered in connection with the acquisition. We also paid Bear Stearns Merchant Manager II, LLC $329,167 and $1,044,723 in 2002 and 2003, respectively, and $973,110 on February 11, $690,572 on March 1 and $945,319 on May 13 of 2004. In addition, upon the consummation of this offering Bear Stearns Merchant Manager II, LLC will be entitled to a fee equal to                        .

Stockholders Agreement with Bear Stearns Merchant Banking

        Concurrently with our separation from the Limited Brands and the acquisition of our company by Bear Stearns Merchant Banking, our stockholders entered into a securityholders agreement as of November 26, 2002 that governs certain relationships among, and contains certain rights and obligations of, such securityholders. Pursuant to the agreement, each party agreed to take all action necessary to ensure the persons designated by Bear Stearns Merchant Banking serve on our board of directors; provided that Richard P. Crystal shall be nominated for so long as he serves as an executive officer of New York & Company and Ronald W. Ristau, for so long as he serves as an executive officer of New York & Company.

        Bear, Stearns & Co. Inc. is a member of the National Association of Securities Dealers, Inc., or "NASD." Under Rule 2720 of the NASD Conduct Rules, we are considered an affiliate of Bear, Stearns & Co. Inc. since the parent company of Bear, Stearns & Co. Inc. beneficially owns through its subsidiary, BSMB/NYCG LLC, 84.8% of our common stock outstanding as of May 21, 2004. In addition, BSMB/NYCG LLC is a selling stockholder and will receive more than 10% of the net proceeds from the sale of common stock in this offering. In connection with the repurchase of our preferred stock on May 19, 2004, BSMB/NYCG LLC received $69.9 million in consideration for its 58,256 shares of preferred stock. Under Rule 2720, when an NASD member participates in the underwriting of an affiliate's equity securities, the public offering price per share can be no lower than that recommended by a "qualified independent underwriter" meeting certain standards.                        is assuming the responsibilities of acting as the qualified independent underwriter in pricing the offering and conducting due diligence. The initial public offering price of the shares of our common stock will be no higher than the price recommended by                        , which will not receive any additional compensation in connection with its acting as a qualified independent underwriter.

Pricing of This Offering

        Prior to this offering, there has been no public market for our shares of common stock. Consequently, the initial public offering price for our shares of common stock was determined by negotiations between us and the representatives of the underwriters. Among the factors considered in these negotiations were prevailing market conditions, our financial information, market valuations of other companies that we and the representatives of the underwriters believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

LEGAL MATTERS

        The validity of the shares offered hereby and certain legal matters in connection with the offering of the common stock will be passed on for us by Kirkland & Ellis LLP, New York, New York. Certain partners at Kirkland & Ellis LLP indirectly own 19,231 pre-split shares of the Company through investment partnerships. Certain legal matters with respect to this offering will be passed upon for the underwriters by Latham & Watkins LLP, New York, New York.

EXPERTS

        The consolidated financial statements of Lerner New York Holding, Inc. for the year ended February 2, 2002 and for the period from February 3, 2002 to November 26, 2002 and the consolidated financial statements of New York & Company, Inc. as of February 1, 2003 and January 31, 2004 and for the period from November 27, 2002 to February 1, 2003 and the year ended January 31, 2004 appearing elsewhere in this prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are so included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act, including the exhibits with the registration statement, with respect to the shares offered by this prospectus. This prospectus does not contain all the information contained in the registration statement. For further information with respect to us and shares to be sold in this offering, we refer you to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document to which we make reference are not necessarily complete. In each instance, we refer you to the copy of the contract, agreement or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by the more complete description of the matter involved.

        You may read a copy or any portion of the registration statement or any reports, statements or other information we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. You can receive copies of these documents upon payment of a duplicating fee by writing to the SEC. Our SEC filings, including the registration statement, will also be available to you on the SEC's internet site at http://www.sec.gov.

        We currently are not required to file reports with the SEC. Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, and, in accordance with the requirements of the Securities Exchange Act of 1934, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the regional offices, public reference facilities and internet of the SEC referred to above.

New York & Company, Inc. and Subsidiaries

Consolidated Financial Statements

Index to Financial Statements

Reports of Independent Auditors	F-2
Consolidated Balance Sheets as of January 31, 2004 and February 1, 2003 (Successor)	F-4

Consolidated Statements of Operations for the year ended January 31, 2004 (Successor), the period from November 27, 2002 (Date of Acquisition) to February 1, 2003 (Successor), the period from February 3, 2002 to November 26, 2002 (Predecessor), and the year ended February 2, 2002 (Predecessor)	F-5
Consolidated Statements of Stockholders' Equity/(Deficit) for the year ended January 31, 2004 (Successor), and the period from November 27, 2002 (Date of Acquisition) to February 1, 2003 (Successor)	F-6

Consolidated Statements of Cash Flows for the year ended January 31, 2004 (Successor), the period from November 27, 2002 (Date of Acquisition) to February 1, 2003 (Successor), the period from February 3, 2002 to November 26, 2002 (Predecessor), and the year ended February 2, 2002 (Predecessor)	F-7
Notes to Consolidated Financial Statements	F-8

Report of Independent Auditors

The Stockholders and Directors of
New York & Company, Inc.

        We have audited the accompanying consolidated balance sheets of New York & Company, Inc. and Subsidiaries (the "Company") as of January 31, 2004 and February 1, 2003, and the related consolidated statements of operations, stockholders' equity/(deficit) and cash flows for the year ended January 31, 2004 and the period from November 27, 2002 (date of acquisition) to February 1, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of New York & Company, Inc. and Subsidiaries at January 31, 2004 and February 1, 2003, and the consolidated results of their operations and their cash flows for the year ended January 31, 2004 and the period from November 27, 2002 (date of acquisition) to February 1, 2003 in conformity with accounting principles generally accepted in the United States.

New York, New York	Ernst & Young LLP
March 12, 2004, except as to Note 16, as to which the date is May 19, 2004 and as to Note 2 as to which the date is XXX XX, 2004

        The foregoing report is in the form that will be signed upon the completion of the recapitalization and computation of earnings per share described in Note 2 to the financial statements.

/s/ Ernst & Young LLP
New York, New York May 21, 2004

Report of Independent Auditors

The Stockholders and Directors of
Lerner New York Holding, Inc.

        We have audited the accompanying consolidated statements of operations and cash flows of Lerner New York Holding, Inc. and Subsidiaries (the "Company") for the period from February 3, 2002 to November 26, 2002 and for the year ended February 2, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of their operations and their cash flows for the period from February 3, 2002 to November 26, 2002 and for the year ended February 2, 2002 in conformity with accounting principles generally accepted in the United States.

New York, New York	Ernst & Young LLP
May 12, 2004, except as to Note 2, as to which the date is XXX XX, 2004

        The foregoing report is in the form that will be signed upon the completion of the recapitalization and computation of earnings per share described in Note 2 to the financial statements.

/s/ Ernst & Young LLP
New York, New York May 21, 2004

New York & Company, Inc. and Subsidiaries

Consolidated Balance Sheets
(Amounts in thousands, except share and per share amounts)

	January 31, 2004	February 1, 2003
	(Successor)	(Successor)
Assets
Current assets:
Cash and cash equivalents	$98,798	$79,824
Accounts receivable	10,616	7,643
Inventories, net	78,220	97,735
Prepaid expenses	14,908	15,199
Deferred income taxes	407	4,962
Other current assets	2,192	1,852

Total current assets	205,141	207,215
Property and equipment, net	65,193	54,414
Intangible assets	15,979	17,022
Deferred income taxes	1,705	2,689
Other assets	4,357	5,515

Total assets	$292,375	$286,855

Liabilities and stockholders' equity/(deficit)
Current liabilities:
Accounts payable	$47,771	$35,928
Accrued expenses	53,241	48,915
Income taxes payable	10,118	—
Due to seller	—	39,662

Total current liabilities	111,130	124,505
Long-term debt	82,500	95,029
Other liabilities	13,002	8,509

Total liabilities	206,632	228,043

Series A redeemable preferred stock, 12 1/2% cumulative, non-voting, par value $.01; 500,000 shares authorized; 62,576 and 62,429 shares issued and outstanding (aggregate liquidation preference of $1,000 per share plus unpaid dividends) at January 31, 2004 and February 1, 2003, respectively	69,697	61,419
Stockholders' equity/(deficit):
Common stock, voting, par value $.01; 15,000,000 shares authorized; 5,214,723 and 5,202,453 shares issued and outstanding at January 31, 2004 and February 1, 2003, respectively	52	52
Additional paid-in capital	5,744	5,612
Less stock subscription receivable	(222)	(200)
Retained earnings/(deficit)	10,472	(8,071)

Total stockholders' equity/(deficit)	16,046	(2,607)

Total liabilities and stockholders' equity/(deficit)	$292,375	$286,855

See accompanying notes.

New York & Company Inc. and Subsidiaries

Consolidated Statements of Operations
(Amounts in thousands)

	Year ended January 31, 2004		Period from November 27, 2002 to February 1, 2003		Period from February 3, 2002 to November 26, 2002		Year ended February 2, 2002
	(Successor)		(Successor)		(Predecessor)		(Predecessor)
Net sales		$961,780		$225,321		$706,512		$940,230
Costs of goods sold, buying and occupancy costs		675,131		186,957		516,230		705,526

Gross profit		286,649		38,364		190,282		234,704
Selling, general and administrative expenses		232,463		43,000		188,231		230,874

Operating income/(loss)		54,186		(4,636)		2,051		3,830
Interest expense, net of interest income of $544, $39, $5, and $55 for the year ended January 31, 2004, the period ended February 1, 2003, the period ended November 26, 2002, and the year ended February 2, 2002, respectively		10,728		2,016		(5)		(55)
Loss on modification and extinguishment of debt		1,194		—		—		—

Income/(loss) before income taxes		42,264		(6,652)		2,056		3,885
Provision for income taxes		15,358		—		978		1,730

Net income/(loss)		26,906		(6,652)		1,078		2,155
Accrued dividends—redeemable preferred stock		8,363		1,419		—		—

Net income/(loss) available for common stockholders		$18,543		$(8,071)		$1,078		$2,155

Basic earnings (loss) per share:	$		$		$		$

Diluted earnings (loss) per share:	$		$		$		$

Weighted average shares outstanding:
Basic

Diluted

See accompanying notes.

New York & Company, Inc. and Subsidiaries

Consolidated Statements of Stockholders' Equity/(Deficit)
(Amounts in thousands, except share and per share amounts)

	Common Stock
			Additional Paid-in Capital	Stock Subscriptions	Retained Earnings/ (Deficit)
	Shares	Amount				Total
Balance at November 27, 2002	—	$—	$—	$—	$—	$—
Equity-based compensation expense			84			84
Issuance of common stock	5,202,453	52	5,528			5,580
Stock subscription receivable, plus accrued interest receivable				(200)		(200)
Accrued dividends—redeemable preferred stock					(1,419)	(1,419)
Net loss					(6,652)	(6,652)

Balance at February 1, 2003	5,202,453	52	5,612	(200)	(8,071)	(2,607)
Equity-based compensation expense			120			120
Issuance of common stock	12,270		12			12
Stock subscription receivable, plus accrued interest receivable				(22)		(22)
Accrued dividends—redeemable preferred stock					(8,363)	(8,363)
Net income					26,906	26,906

Balance at January 31, 2004	5,214,723	$52	$5,744	$(222)	$10,472	$16,046

See accompanying notes.

New York & Company, Inc. and Subsidiaries

Consolidated Statements of Cash Flows
(Amounts in thousands)

	Year ended January 31, 2004	Period from November 27, 2002 to February 1, 2003	Period from February 3, 2002 to November 26, 2002	Year ended February 2, 2002
	(Successor)	(Successor)	(Predecessor)	(Predecessor)
Operating activities
Net income/(loss)	$26,906	$(6,652)	$1,078	$2,155
Adjustment to reconcile net income/(loss) to net cash provided by/(used in) operating activities:
Depreciation and amortization	14,218	2,354	15,631	20,140
Amortization of deferred financing costs	1,209	105	—	—
Write-off of unamortized deferred financing costs	994	—	—	—
Equity-based compensation	120	84	—	—
Deferred income taxes	4,502	—	—	—
Non cash interest	7,586	1,432	—	—
Change in operating assets and liabilities:
Accounts receivable	(2,973)	4,451	(2,484)	(1,294)
Inventories, net	19,515	88,447	(39,852)	23,058
Prepaid expenses	291	4,771	(1,703)	1,824
Accounts payable	11,843	(19,893)	12,329	(6,997)
Accrued expenses	4,326	11,009	(6,049)	976
Income tax payable	10,118	—
Change in other assets and liabilities	7,567	(4,964)	(1,140)	(95)

Net cash provided by/(used in) operating activities	106,222	81,144	(22,190)	39,767

Investing activities
Capital expenditures	(27,406)	(1,782)	(10,561)	(17,873)
Acquisition of Lerner New York Holding, Inc., net of cash acquired	—	(196,462)	—	—

Net cash used in investing activities	(27,406)	(198,244)	(10,561)	(17,873)

Financing activities
Net change in investment by Parent	—	—	29,511	(22,596)
Proceeds from issuance of common and preferred stock	—	64,389	—	—
Proceeds from issuance of $75,000, 10%, subordinated note due 2009	—	75,000	—	—
Proceeds/(repayment) from issuance of $20,000, subordinated notes due 2007	(20,180)	20,000	—	—
Due/(payment) to seller	(39,662)	39,662	—	—
Payment of financing costs	—	(2,127)	—	—

Net cash (used in)/provided by financing activities	(59,842)	196,924	29,511	(22,596)

Net increase/(decrease) in cash	18,974	79,824	(3,240)	(702)
Cash at beginning of period	79,824	—	7,488	8,190

Cash at end of period	$98,798	$79,824	$4,248	$7,488

Supplemental disclosure of cash flow information
Cash paid during the period for interest	$2,529	$396	$—	$—

Cash paid during the period for taxes	$38	$—	$—	$—

See accompanying notes.

New York & Company, Inc.

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share amounts)

January 31, 2004

1.    Organization and Basis of Presentation

  Formation of New York & Company, Inc.

        New York & Company, Inc., (the "Company") formerly known as NY & Co. Group, Inc. was incorporated in the State of Delaware on November 8, 2002, and was formed to acquire all of the outstanding stock of Lerner New York Holding, Inc. ("Lerner Holding") and subsidiaries from Limited Brands, Inc. (the "Seller" or the "Limited"), an unrelated company. Lerner Holding's wholly-owned subsidiaries consist of Lerner New York, Inc., Lernco, Inc., and Nevada Receivable Factoring, Inc. On a stand alone basis, without the consolidation of its subsidiaries, New York & Company, Inc. has no significant independent assets or operations. New York & Company, Inc. and its subsidiaries are referred to herein as the "Company".

        The Company is a specialty retailer of moderately-priced women's apparel and accessories in the United States, serving its customers for over 86 years. The Company designs, sources and markets its proprietary New York & Company merchandise through its national network of 468 retail stores in 43 states, which are located primarily in major malls and lifestyle centers.

        On November 27, 2002, New York & Company, Inc. completed the acquisition of Lerner Holding for $193,500 plus expenses (the "Acquisition"). The Acquisition was accounted for under the purchase method of accounting. New York & Company, Inc. funded the Acquisition by: (i) issuing 62,429 shares of Series A Preferred Stock and 5,202,453 shares of Common Stock to its Equity Sponsor and members of management for $64,389, (ii) issuing $75,000 of 10% Senior Subordinated Notes, (iii) issuing $20,000 of Senior Subordinated Notes, (iv) entering into a $120,000 Senior Credit Facility of which $4,500 was borrowed at closing, and (v) a liability of $39,662 to the Seller. Fees and expenses, including debt issuance costs associated with the Acquisition, totaling approximately $10,000 were paid with the equity and debt proceeds.

        The term "Successor" refers to New York & Company, Inc. and all its subsidiaries, following the Acquisition on November 27, 2002. The term "Predecessor" refers to Lerner Holding and its subsidiaries prior to being acquired by New York & Company, Inc. on November 27, 2002. Due to the effects of the Acquisition on the recorded basis of assets and liabilities, the financial statements prior to and subsequent to the Acquisition are not comparable.

  Basis of Presentation and Principles of Consolidation

        The consolidated financial statements include the accounts of the Successor as of January 31, 2004 and February 1, 2003 and for the fiscal year ended January 31, 2004 ("Fiscal Year 2003") and the period from November 27, 2002 (date of acquisition) to February 1, 2003 ("Successor 2002"), respectively, and the accounts of the Predecessor for the period from February 3, 2002 to November 26, 2002 ("Predecessor 2002") and for the year ended February 2, 2002 ("Fiscal Year 2001"), respectively. The financial statements of the Predecessor have in part been derived from the data included in the consolidated financial statements of the Limited for such periods. All significant intercompany transactions have been eliminated. The Company's fiscal year is a 52/53-week year that ends on the Saturday closest to January 31.

2.    Summary of Significant Accounting Policies

Revenue Recognition

        Revenue is recognized at the "point of sale." Revenue for gift certificate sales and store credits is recognized at redemption. Prior to their redemption, the gift certificates and store credits are recorded as a liability.

Reserve for Returns

        Reductions in sales and gross margin are recorded for estimated merchandise returns based on return history and current sales levels.

Use of Estimates

        The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. The accounts requiring the use of significant estimates include inventory, income tax, sales return reserve, intangible assets, impairment of long-lived assets and reserves.

Cash and Cash Equivalents

        The Company considers all short-term investments with an original maturity of three months or less when purchased as cash equivalents.

Inventories

        Inventory consists of finished goods and is valued at the lower of cost or market, as determined by the retail inventory method.

Property and Equipment

        Property and equipment are recorded at cost. Expenditures for new properties and improvements are capitalized, while the cost of repair and maintenance is charged to expense. Tenant allowances and leasehold improvements are depreciated over the lesser of the useful life of the assets or term of the related lease. Depreciation of property and equipment is provided on a straight-line basis over the estimated useful lives of the assets. The estimated useful lives for financial statement purposes are as follows:

Useful Life
Land	—
Building	20 years
Store fixtures & equipment	3-10 years
Office furniture, fixtures, and equipment	3-10 years
Leasehold improvements	The lesser of the life of the lease or 10 years.

Cost of Goods Sold, Buying and Occupancy Costs

        Cost of goods sold, buying and occupancy costs is comprised of direct inventory costs for merchandise sold, distribution, payroll and related costs for our design, sourcing, production, merchandising, planning and allocation personnel, and store occupancy and related costs.

Stock-Based Compensation

        The Successor follows Statement of Financial Accounting Standard ("SFAS"), "Accounting for Stock-Based Compensation" ("SFAS 123"), which establishes a fair-value method of accounting for stock-based compensation.

        As allowed by Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), the Predecessor elected to recognize compensation expense associated with stock-based awards under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"). Accordingly, the Predecessor did not recognize compensation expense for stock option grants when the exercise price of the option equaled or exceeded the market price of the Limited's common stock on the date of the grant.

        The following table illustrates the effect on net income if the Predecessor had applied the fair value recognition provisions of SFAS No. 123:

Stock-Based Compensation	Predecessor 2002	Fiscal Year 2001
Net income, as reported	$1,078	$2,155
Add: Stock compensation cost recorded under APB No. 25	—	—
Deduct: Stock compensation cost, net of income tax calculated under SFAS No. 123	1,753	1,777

Pro forma net income/(loss)	$(675)	$378

        For purposes of computing proforma net income/(loss), the fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model, which resulted in a weighted-average fair value of $5.31 and $5.84 for grants made during Predecessor 2002 and Fiscal Year 2001, respectively. The following assumptions were used for options granted during Predecessor 2002 and Fiscal Year 2001:

	Predecessor 2002		Fiscal Year 2001
Expected Volatility	42%		41%
Expected Life	4.4	years	4.5	years
Risk-free interest rate	3.0%		4.0%
Expected Dividend Yield	2.8%		2.3%

Marketing

        Marketing costs, which consist primarily of direct mail and point-of-sale advertising costs, are expensed at the time the promotion is mailed or first appears in the store. For Fiscal Year 2003, Successor 2002, Predecessor 2002, and Fiscal Year 2001, marketing costs reported in Selling, General, and Administrative Expenses on the Consolidated Statements of Operations amounted to $22,415, $5,051, $18,652 and $23,256, respectively. As of January 31, 2004 and February 1, 2003, marketing costs reported in Prepaid Expenses on the Consolidated Balance Sheets, amounted to $693 and $779, respectively.

Pre-Opening Expenses

        Costs, such as advertising and payroll costs incurred prior to the opening of a new store are expensed as incurred.

Store Supplies

        The initial inventory and subsequent shipments of supplies for new stores including, but not limited to, hangers, signage, packaging and point-of-sale supplies, are expensed as incurred by the Successor.

        Prior to the Acquisition, the initial shipment of selling-related supplies including, but not limited to, hangers, signage, security tags and packaging was capitalized at the store opening date by the Predecessor. Subsequent shipments were expensed, except for new merchandise presentation programs, which were capitalized. Store supplies were periodically adjusted for changes in actual quantities or costs.

Deferred Rent

        The Company recognizes rent expense on a straight-line basis over the term of each individual lease. The difference between recognized rental expense and amounts payable under the lease are recorded as a deferred lease liability. At January 31, 2004 and February 1, 2003, deferred rent is $4,103 and $615, respectively, and is reported in Other Liabilities on the Consolidated Balance Sheets.

Deferred Financing Costs

        Costs related to the issuance of debt are capitalized as Other Assets in the Consolidated Balance Sheets and amortized using the straight-line method over the terms of the related debt. At January 31,

2004 and February 1, 2003, deferred financing costs were $1,658 and $2,022, net of accumulated amortization of $1,314 and $105, respectively. In Fiscal Year 2003, $1,839 of additional deferred financing costs were recorded in Other Assets on the Consolidated Balance Sheets.

        In addition, $994 of deferred financing costs were written-off in connection with the repayment of the Company's $20,000, senior subordinated notes due 2007 and the modification of its senior revolving credit facility.

Interest Expense

        Interest expense, net of interest income, includes primarily interest related to the Company's revolving credit facility, long-term debt and amortization of deferred financing costs.

Impairment of Long-lived Assets

        The Company evaluates the impairment of Long-lived assets (including intangible assets with finite lives) in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets" ("SFAS 144"). Long-lived assets are evaluated for recoverability in accordance with SFAS No. 144 whenever events or changes in circumstances indicate that an asset may have been impaired. In evaluating an asset for recoverability, the Company estimates the future cash flows expected to result from the use of the asset and eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying amount of the asset, an impairment loss, equal to the excess of the carrying amount over the fair value of the asset, is recognized.

        Prior to February 3, 2002, the Company evaluated impairment of long-lived assets in accordance with SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of."

Intangible Assets

        The Company follows Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), which prohibits the amortization of goodwill and intangible assets with indefinite lives. SFAS No. 142 requires that these assets be reviewed for impairment at least annually. An impairment charge is recognized for the amount, if any, by which the carrying value of an intangible asset exceeds its fair value. Intangible assets with finite lives are amortized over their estimated useful lives.

        Prior to the adoption of SFAS 142 on February 3, 2002, the Predecessor amortized Intangible Assets over 30 years. In Fiscal Year 2001, the Predecessor recorded $200 of amortization related to Intangible Assets.

Fair Value of Financial Instruments

        The Company's financial instruments consist of cash and cash equivalents, short-term trade receivables, and accounts payable. The carrying values of cash and cash equivalents, short-term trade receivables, and accounts payable approximate their fair value due to the short-term maturities of such items.

        The carrying amount of the revolving Credit Facility approximates its fair value due to the variable interest rate it carries. At January 31, 2004, the fair value of long-term debt was the value determined by the note repurchase agreement entered into on March 16, 2004 (see Subsequent Events).

Income Taxes

        The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," which requires the use of the liability method. Deferred tax assets and liabilities are recognized based on the difference between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Inherent in the measurement of deferred balances are certain judgments and interpretations of enacted tax laws and published guidance with respect to applicability to the Company's operations.

Earnings Per Share

        Basic earnings per share are computed by dividing net income available for common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share are calculated based on the weighted average number of outstanding common shares plus the dilutive effect of stock options as if they were exercised. Due to the net loss for Successor 2002, the effect of the potential exercise of stock options was not considered in the diluted earnings per share calculation for that period since it would be antidilutive.

        A reconciliation between basic and diluted income per share is as follows:

	Fiscal Year 2003		Successor 2002	Predecessor 2002		Fiscal Year 2001
Net income/(loss) available for common stockholders		$18,543	$(8,071)		$1,078		$2,155
Basic EPS:
Basic common shares

Basic EPS	$		$	$		$

Diluted EPS:
Basic common shares
Plus impact of stock options

Diluted common shares

Diluted EPS	$		$	$		$

        All earnings per share amounts and number of shares outstanding have been retroactively adjusted to give effect to a XX-for-1 split of the Company's common stock that was affected XXX XX, 2004.

New York & Company, Inc.

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share amounts)

January 31, 2004

Recently Issued Accounting Pronouncements

        In January 2003, the Financial Accounting Standards Board issued Financial Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 requires that if an entity has a controlling financial interest in a variable interest entity, the assets, liabilities and results of activities of the variable interest entity should be included in the consolidated financial statements of the entity. The adoption of this standard did not have an impact on the consolidated financial position, results of operations or cash flows of the Company.

        In May 2003, Statement of Financial Accounting Standards ("SFAS") No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150") was issued. This statement establishes standards for how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity. This statement is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective for the first interim period beginning after June 15, 2003; except for mandatorily redeemable financial instruments of non-public entities which are subject to the provisions of this statement for the first fiscal period beginning after December 15, 2003. The provisions of this statement will be implemented by reporting the cumulative effect of a change in accounting principle for financial instruments created before the issuance date of the statement and still existing at the beginning of the period of adoption. Adoption of SFAS 150 will require the Company to report accrued dividends on its Series A redeemable preferred stock as a component of interest expense in the Consolidated Statements of Operations and to record the Series A redeemable preferred stock and accrued dividends as Other liabilities in the Consolidated Balance Sheets.

Significant Risks and Uncertainties

  Concentration of Risk

        The Company is subject to concentration of credit risk relating to cash, primarily store depository accounts, which are maintained with major financial institutions. The Company monitors the relative credit standing of these financial institutions and other entities and limits the amount of credit exposure with any one entity. The Company also monitors the creditworthiness of the entities to which it grants credit terms in the normal course of business.

        Fashion Investment Ltd., Mast Industries Inc., and Li & Fung Ltd. are major apparel suppliers, representing 29%, 24%, and 14%, respectively, of the Company's merchandise purchases during Fiscal Year 2003. No individual country represented more than 15% and no individual factory represented more than 7% of the Company's merchandise purchases during Fiscal Year 2003. The Company believes that the loss of any one of these suppliers would not adversely affect the Company's operations.

3.    Acquisition

        On November 27, 2002, New York & Company, Inc. acquired all of the outstanding shares of Lerner Holding for $118,162 in cash, a $75,000, 10% subordinated note to the Seller, and a warrant to the Seller to acquire 920,245 shares of the common stock of the Company, at a price of $1.00 per share, valued at $377.

As of February 1, 2003, $39,662 of the purchase price is reflected in "Due to seller" on the Consolidated Balance Sheet and was paid to the Seller in the first quarter of Fiscal Year 2003.

        In accordance with FASB Statement No. 141, "Business Combinations", the Acquisition was recorded under the purchase method of accounting and, therefore, the purchase price was allocated to assets acquired and liabilities assumed based on estimated fair values. The results of operations of Lerner Holding were included in the consolidated results of the Company from November 27, 2002.

        The purchase price allocation included acquired intangible assets related to trademarks with indefinite lives. In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," these intangible assets will not be amortized. The remaining purchase price allocation included the fair market value adjustments related to property and equipment, leases, and merchandise inventory. The fair market valuation of merchandise inventory resulted in an increase to the acquired cost basis of inventory of $40,579. Approximately $33,927, of the $40,579, was reported in Cost of Goods Sold, Buying and Occupancy Costs in 2002, since the related inventory was sold in that period. In the first quarter of Fiscal Year 2003, $6,652 of the inventory valuation write-up was reported in Cost of Goods Sold, Buying and Occupancy Costs, as the remaining inventory was sold. In addition, the acquisition resulted in negative goodwill of $28,887, which was allocated on a pro-rata basis between the Company's intangible assets and property and equipment. The $28,887 of negative goodwill reflects an additional $4,170 of negative goodwill recorded in Fiscal Year 2003 primarily as the result of adjustments to the restructuring reserves as discussed below, in addition to a reduction in the purchase price due to the reclassification of approximately $1,438 in financing costs.

        The following table summarizes the allocation of the aggregate consideration paid to the fair value of the assets acquired and liabilities assumed by the Company in connection with the Acquisition:

Total consideration:
Cash	$118,162
$75,000, 10%, Senior Subordinated note	75,000
Warrants	377
Transaction costs	5,733

$199,272

Allocation of purchase price:
Current assets	$215,458
Property and equipment	52,478
Other assets	3,023
Intangible assets	16,229
Current liabilities	(82,562)
Other liabilities	(5,354)

$199,272

        During Fiscal Year 2003, Management finalized and executed plans associated with the Acquisition, including implementing plans to establish a stand-alone infrastructure and restructure the operations of the Company. The objective of these plans was to (i) develop and establish the infrastructure of the Company which did not have certain stand-alone operations prior to the Acquisition, (ii) reduce overhead expenses and (iii) close retail locations which do not meet long-term strategic objectives.

        At February 1, 2003, the Company's preliminary estimate of the total costs, all of which represent cash expenditures, associated with these plans was approximately $5,675 and the Company had recorded reserves for such costs, consisting primarily of severance and lease termination costs. Lease termination and other related costs of $5,000 related to the closure of 46 retail locations that did not meet financial and strategic objectives. Employee termination costs of $675 related to 10 staff reductions associated with the restructuring of various functions and establishment of a stand-alone infrastructure.

        During Fiscal Year 2003, $1,037 was paid for lease termination and related costs, in connection with the closing of 17 stores. As management implemented its restructuring plans, the lease reserves were re-evaluated based on actual costs associated with lease terminations and the execution of the store closure plan. As a result of the re-evaluation, 28 stores included in the initial reserve will remain open until lease expiration, at which point the store will be closed. This resulted in a reduction in the lease termination cost reserve of $2,900, which was reflected in the finalization of the purchase price allocation. As of January 31, 2004, the reserve for lease termination and related costs was $1,063, representing 1 store which is planned to close in 2004. During Fiscal Year 2003, all employee termination plans were completed. Total cash paid for employee terminations in Fiscal Year 2003 and 2002 was $744 and $67, respectively.

  Letters of Credit

        In connection with the Acquisition, the Company assumed $39,831 of letter of credit accommodations outstanding at the closing date under the Seller's credit facility with a bank.

4.    Sales of Receivables

        The Company has a non-recourse agreement pursuant to which a third-party provides an accounts receivable proprietary credit card sales funding program. This funding program expires in August 2009. Under the agreement, the third-party reimburses the Company daily with respect to the proprietary credit card sales generated by credit card accounts. Net funding received from sales of accounts receivables for Fiscal Year 2003, Successor 2002, Predecessor 2002, and Fiscal Year 2001, was approximately $175,363, $35,565, $124,537, and $134,376, respectively. The Company paid fees to the third-party of $4,913, $986, $3,543, and $3,940 in Fiscal Year 2003, Successor 2002, Predecessor 2002, and Fiscal Year 2001, respectively.

5.    Property and Equipment

        Property and equipment at January 31, 2004 and February 1, 2003 consists of the following:

	January 31, 2004	February 1, 2003
	(Successor)	(Successor)
Land	$117	$117
Store fixtures and equipment	30,387	23,142
Office furniture, fixtures, and equipment	11,207	1,281
Leasehold improvements	35,655	30,272
Construction in progress	2,196	1,828

Total	79,562	56,640
Less accumulated depreciation	14,369	2,226

Property and equipment, net	$65,193	$54,414

        Depreciation expense amounted to approximately $13,497, $2,226, $15,631, and $19,940 for Fiscal Year 2003, Successor 2002, Predecessor 2002, and Fiscal Year 2001, respectively.

6.    Commitments and Contingencies

        A summary of rent expense is as follows:

	Fiscal Year 2003	Successor 2002	Predecessor 2002	Fiscal Year 2001
Fixed minimum rentals	$81,441	$14,405	$63,548	$79,275
Contingent rentals	4,653	1,230	3,121	4,895

Total store rentals	86,094	15,635	66,669	84,170
Office space rentals	4,441	745	3,632	3,933
Equipment rentals	679	151	773	1,007

Total rental expense	$91,214	$16,531	$71,074	$89,110

Sublease income	$2,145	$366	$2,103	$2,553

        As of January 31, 2004, the aggregate minimum rent commitments under non-cancelable leases are as follows:

Fiscal Year	Minimum Rent	Sublease Rent
2004	$71,630	$1,528
2005	58,071	941
2006	48,216	797
2007	38,698	635
2008	30,409	578
Thereafter	91,141	855

Total	$338,165	$5,334

        As of January 31, 2004, the Company had open purchase commitments totaling approximately $81,000, of which $79,000 and $2,000 represented merchandise orders and store construction commitments, respectively.

  Legal Proceedings

        There are various claims, lawsuits and pending actions against the Company arising in the normal course of the Company's business. It is the opinion of management that the ultimate resolution of these matters will not have a material effect on the Company's financial position, results of operations or cash flows.

  Letters of Credit

        As of January 31, 2004 and February 1, 2003 the Company had approximately $25,530 and $44,043 in commercial and stand-by letters of credit outstanding, respectively, which had arisen in the normal course of business primarily to secure foreign merchandise purchase commitments.

7.    Employee Benefit Plans

  Savings and Retirement Plan

        The Company contributes to a defined contribution savings and retirement plan ("the SARP") qualifying under section 401(k) of the Internal Revenue Code. Participation in the SARP is available to all associates who have completed 1,000 or more hours of service with the Company during certain 12-month periods and have attained the age of 21. Participants may contribute to the SARP an aggregate of up to 15% of their pay. The Company matches 100% of the employee's contribution up to a maximum of 4% of the employee's annual salary. The Company match is 100% vested at the date earned. In addition, the Company makes a discretionary retirement contribution ranging from 3% to 8% of each participant's pay, based on pay levels. The Company's retirement contribution vests 20% per year, beginning in the third year of service. For Fiscal Year 2003, Successor 2002, Predecessor 2002, and Fiscal Year 2001, the Company's costs under these plans were approximately $3,803, $657, $4,711 and $5,011, respectively.

        In connection with the Acquisition, the Company terminated participation in a non-qualified supplemental retirement plan sponsored by the Seller. The Company assumed the liabilities of the plan, including contributions made by employees and the Predecessor. The liability for the non-qualified plan amounted to $6,106 and $6,446 at January 31, 2004 and February 1, 2003, respectively, and is reported in Other Liabilities on the Consolidated Balance Sheets.

New York & Company, Inc.

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share amounts)

January 31, 2004

  Pension Plan

        The Company sponsors a single-employer defined benefit pension plan ("Pension Plan") covering substantially all union employees, representing approximately 9% of the Company's workforce at January 31, 2004. The plan provides retirement benefits for union employees who have attained the age of 17 and completed 425 hours of service in the twelve-month period following the date of employment. The plan provides benefits based on length of service. The Company's funding policy for the pension plan is to contribute annually the amount necessary to provide for benefits based on accrued service. The Company does not anticipate the need to contribute to the Plan during fiscal 2004. As of January 31, 2004, the Pension Plan assets are invested 55% in equities and 45% in bonds and cash equivalents, which is consistent with the Pension Plan's target allocation and investment strategy. The Company uses long-term historical actual return information, the mix of investments that comprise plan assets, and future estimates of long-term investment returns by reference to external sources to develop its expected return on plan assets.

        On the Acquisition date, the Company re-measured the acquired accumulated benefit obligation and fair value of Pension Plan assets and recorded a prepaid pension asset for the excess of the fair value of Pension Plan assets over the accumulated benefit obligation, in accordance with Statement of Financial Accounting Standards ("SFAS") No. 87, "Employers' Accounting for Pension Plans" ("SFAS 87").

  Pension Plan (Continued)

        The following table provides information for the pension plan:

	Fiscal Year 2003	Successor 2002	Predecessor 2002	Fiscal Year 2001
Change in benefit obligation:
Benefit obligation, beginning of period	$9,702	$9,818	$9,829	$8,494
Service cost	246	53	259	321
Interest	630	103	534	636
Actuarial (gain)/loss	750	(118)	(35)	(241)
Benefits paid	(876)	(154)	(769)	(703)
Amendments	—	—	—	1,322

Benefit obligation, end of period	$10,452	$9,702	$9,818	$9,829

Change in plan assets:
Fair value of plan assets, beginning of period	$9,726	$10,379	$11,436	$12,724
Actual return on plan assets	1,628	(499)	(288)	(584)
Benefits paid	(876)	(154)	(769)	(703)
Company contributions	—	—	—	—

Fair value of plan assets, end of period	$10,478	$9,726	$10,379	$11,437

Funded status	$26	$24	$560	$1,607
Unrecognized net actuarial (gain)/loss	369	504	(1,758)	(2,796)
Unrecognized prior service cost	—	—	1,224	1,283

Prepaid benefit cost	$395	$528	$26	$94

        Net pension cost includes the following components:

	Fiscal Year 2003	Successor 2002	Predecessor 2002	Fiscal Year 2001
Components of net periodic benefit cost:
Service cost	$246	$53	$259	$321
Interest cost	630	103	534	636
Expected return on plan assets	(743)	(123)	(687)	(929)
Amortization of prior service cost			58	41
Recognized net actuarial gain			(98)	(163)

Net periodic benefit cost	$133	$33	$66	$(94)

  Pension Plan (Continued)

        The following schedule shows the expected benefit payments over the next 10 years:

Fiscal Year	Amount
2004	$940
2005	926
2006	911
2007	904
2008	883
2009–2013	4,113

Total	$8,677

        The following actuarial assumptions were made:

	Fiscal Year 2003	Successor 2002	Predecessor 2002	Fiscal Year 2001
Discount rate	5.75%	6.65%	6.72%	7.00%
Expected long-term rate of return on plan assets	8.00%	7.50%	7.50%	7.50%

8.    Stock-Based Compensation

        On November 27, 2002, the Company adopted a stock option plan under which it may grant non-qualified and incentive stock options to purchase up to 1,454,607 shares of the Company's Common Stock $0.01 par value to executives, consultants, directors, or other key employees. Options have a maximum term of up to ten years. Upon grant, the Compensation Committee of the Board of Directors will determine the exercise price and term of any option at its discretion. The exercise price of an incentive stock option, however, may not be less than 100% of the fair market value of a share of common stock on the date of grant. The exercise price of an incentive stock option awarded to a person who owns stock constituting more than 10% of the total combined voting power of all classes of stock of the Company may not be less than 110% of the fair market value on such date and the option must be exercised within five years of the date of grant. The aggregate fair market value of common stock for which an incentive stock option is exercisable for the first time during any calendar year, under all equity incentive plans of the Company, may not exceed $100. Vesting provisions for both non-qualified and incentive stock options will be determined by the Board of Directors at the date of option grants; however, subject to certain restrictions, all outstanding options may vest upon sale of the Company.

        A summary of the status of the Company's stock option plan as of January 31, 2004 and February 1, 2003, and changes during the periods ending on those dates is presented below:

	January 31, 2004		February 1, 2003
	Number of Shares	Weighted- average Exercise Price	Number of Shares	Weighted- average Exercise Price
Outstanding beginning of period	868,284	$1.00	—	$—
Granted	198,978	1.00	871,893	1.00
Exercised	—	—	—	—
Forfeited	27,802	1.00	3,609	1.00

Outstanding end of period	1,039,460	1.00	868,284	1.00

Exercisable at end of period	205,161	$1.00	57,307	$1.00

        The following table summarizes information concerning currently outstanding options at January 31, 2004:

Number of Shares Outstanding	Weighted Average Remaining Contractual Life	Exercise Price	Number of Shares Exercisable	Exercise Price
1,039,460	8.9	$1.00	205,161	$1.00

        Shares reserved under the plan at January 31, 2004 amounted to 415,147.

        In accordance with Statement of Financial Accounting Standard ("SFAS"), "Accounting for Stock-Based Compensation" ("SFAS 123"), the fair value of each option grant is estimated on the date of the grant using the Minimum-value option-pricing model, which resulted in a weighted-average fair value of $1.16 and $.38 for grants made during Fiscal Year 2003 and Successor 2002, respectively. The following assumptions were used for options granted in Fiscal Year 2003 and Successor 2002:

	Fiscal Year 2003	Successor 2002
Expected Volatility	0	0
Expected Life	5 years	10 years
Risk-free interest rate	3.00%	4.32%
Expected Dividend Yield	0%	0%

        During Fiscal Year 2003 and Successor 2002, the Company issued 12,270 and 202,453 shares, respectively, of its common stock to employees in exchange for cash and promissory notes, subject to partial-recourse. The fair value of the Company's common stock was estimated on the date issued using the Minimum-value option-pricing model, which resulted in a weighted-average fair value of $.82 and $.35 for the common stock issued during Fiscal Year 2003 and Successor 2002, respectively.

        Total stock-based compensation expense recorded in the Consolidated Statements of Operations in Fiscal Year 2003 and Successor 2002 was $120 and $84, respectively.

        The Predecessor granted options to officers and key employees to participate in the Limited's stock option and restricted stock plans. Options have a maximum term of ten years and generally vest over periods from four to six years. The Predecessor adopted the disclosure-only portions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123").

        Restricted shares generally vest over a period from three to six years. The market value of restricted stock granted to employees is amortized ratably as compensation expense over the vesting period. Compensation expense for restricted stock granted to the employees amounted to $355 and $562 in Predecessor 2002 and Fiscal Year 2001, respectively.

        A summary of the status of the Predecessor's share of the Limited's stock option plan as of November 26, 2002 and February 2, 2002, and changes during the periods ending on those dates is presented below:

	Predecessor 2002		Fiscal Year 2001
	Number of Shares	Weighted- Average Exercise Price	Number of Shares	Weighted- Average Exercise Price
Outstanding beginning of period	1,908,714	$13.43	1,795,225	$13.11
Granted	228,600	16.93	285,775	17.27
Exercised	(171,673)	12.44	(65,851)	10.57
Forfeited	(207,851)	15.55	(106,435)	20.13

Outstanding end of period	1,757,790	13.73	1,908,714	13.43

Exercisable at end of period	1,296,400	$12.56	788,102	$12.40

        In accordance with APB No. 25, no compensation expense was recorded during Predecessor 2002 and Fiscal Year 2001.

        All unvested stock options and restricted shares at the date of the Acquisition were canceled. All vested stock options and restricted shares at the date of the Acquisition are the liability of the Seller.

9.    Accrued Expenses

        Accrued expenses at January 31, 2004 and February 1, 2003 consist of the following:

	January 31, 2004	February 1, 2003
Compensation and benefits	$15,814	$10,547
Gift cards and certificates	9,589	8,099
Insurance	6,814	5,077
Reserves for exit costs	1,063	5,000
Transition services	3,073	3,988
Occupancy and related	2,581	3,619
Other taxes	5,064	4,857
Vendor cancellation reserve	3,117	1,161
Other	6,126	6,567

Total Accrued expenses	$53,241	$48,915

10.    Revolving Credit Facility

        On November 27, 2002, the Company entered into a $120,000 senior secured revolving credit facility (the "Credit Facility") with a syndicate of lenders, which contains a $75,000 letter of credit accommodation sub-limit and matures on November 27, 2005. In December 2003, the Credit Facility was amended to reduce the Credit Facility to $90,000 and to modify the monthly borrowing base calculation and availability. The company recognized a charge of $427 for the write-off of unamortized deferred financing fees in connection with the modification and amendment of the Credit Facility, which is reported as a Loss on Modification and Extinguishment of Debt in the Consolidated Statement of Operations.

        Maximum availability for loans and letters of credit accommodations under the Credit Facility is governed by a monthly borrowing base, determined by the application of specified advance rates against certain eligible assets. Based on this calculation, the maximum amount available for loans and letters of credit accommodations at January 31, 2004 and February 1, 2003 was $25,548 and $38,602, net of letters of credit accommodations outstanding, respectively. Commercial and standby letters of credit outstanding under the Credit Facility at January 31, 2004 and February 1, 2003 were approximately $25,530 and $36,243, respectively. As of January 31, 2004 and February 1, 2003 there were no loans outstanding under the Credit Facility.

        Amounts outstanding under the Credit Facility bear interest at a rate equal to, at the Company's option, the Prime Rate, or Eurodollar Rate; plus, in either case, a margin ranging from 0.00% to 2.50%. The additional margin adjusts according to a performance pricing grid based on the Company's earnings before interest, taxes, depreciation and amortization ("EBITDA") and average excess availability. The average interest rate under the Credit Facility for the period ended January 31, 2004 and February 1, 2003 was 4.23% and 4.5%, respectively. The Company is also required to pay the lenders a quarterly commitment fee on the unused revolving loan commitment amount at a rate ranging from 0.25% to 0.50% per annum. Fees for outstanding letters of credit range from 1.50% to 1.75%. The Credit Facility contains certain restrictive covenants, including limitations on (i) indebtedness, liens and guarantees, (ii) mergers, consolidations, acquisitions and asset sales, and (iii) dividends and stock repurchases.

        The lenders have been granted a pledge of the common stock of New York & Company, Inc. and certain of its subsidiaries, and a first priority security interest in substantially all other tangible and intangible assets of the Company and its subsidiaries, as collateral for the Company's obligations under the Credit Facility.

        Borrowings under the Credit Facility are due November 27, 2005, and may be borrowed, repaid and reborrowed prior to maturity.

11.    Long-Term Debt

        In connection with the Acquisition, on November 27, 2002 the Company issued: (i) a $75,000 senior subordinated note bearing interest at 10% (the "10% Subordinated Note") and (ii) $20,000 of senior subordinated notes bearing interest at a rate equal to the prime rate plus 6.25% (the "$20,000 Subordinated Notes"). The 10% Subordinated Note was issued to the Seller as part of the purchase price for Lerner New York, Inc. and the $20,000 Subordinated Notes were issued to a lender and the proceeds used to effect the Acquisition on the closing date.

        The 10% Subordinated Note requires the Company to meet certain financial tests including Total Leverage ratio and EBITDA tests and contains certain restrictive covenants including (i) indebtedness, liens and guarantees, (ii) mergers, consolidations and certain types of acquisitions and asset sales, and (iii) dividends and stock purchases. The Holder holds no security interest or lien in any property or assets of the Company or any of its subsidiaries as security for the obligations under the note. Interest payments are scheduled annually in arrears, commencing November 26, 2003. On each scheduled interest payment date, the principal balance is reset to include all accrued and unpaid interest. On November 26, 2008 all accrued and unpaid interest is due in full. The note matures on November 26, 2009, at which time any unpaid principal and interest is due.

        In 2003, the Company repurchased the $20,000 Subordinated Notes for $20,000 of principal plus $180 of accrued interest. This resulted in the recognition of a $767 charge, consisting of a $200 early termination fee and the write-off of $567 in unamortized deferred financing costs associated with the $20,000 Subordinated Notes. These amounts are reported as a Loss on Modification and Extinguishment of Debt in the Consolidated Statement of Operations.

        The carrying amounts and fair values of debt as of January 31, 2004 and February 1, 2003, are as follows:

	January 31, 2004		February 1, 2003
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
$75,000, 10%, Senior Subordinated note due 2009	$82,500	$82,500	$75,000	$75,000
$20,000, Senior Subordinated notes due 2007	—	—	20,029	20,029

Long-Term Debt	$82,500	$82,500	$95,029	$95,029

        At January 31, 2004, the fair value of long-term debt is the value determined by the note repurchase agreement entered into on March 16, 2004 (see Subsequent Events).

        At January 31, 2004 and February 1, 2003, accrued interest payable on long-term debt is $1,492 and $1,432, respectively, and is reported in Other Liabilities on the Consolidated Balance Sheets.

12.    Income Taxes

        Income taxes consist of:

	Fiscal Year 2003	Successor 2002	Predecessor 2002	Fiscal Year 2001
Federal:
Current	$8,363	$—	$763	$1,331
Deferred	2,852	—	—	—
State and Local:
Current	2,493	—	215	399
Deferred	1,650	—	—	—

	$15,358	$—	$978	$1,730

        The tax benefit arising from the loss in 2002 was fully offset by a valuation allowance.

        The approximate tax effect of items giving rise to the deferred income tax asset recognized in the Company's Balance Sheets is as follows:

	January 31, 2004	February 1, 2003
Net operating loss carry forward	$—	$6,970
Asset write-downs and impairments	1,398	4,178
Financing costs	904	1,533
Accrued expenses	3,290	1,482
Depreciation	(1,011)	1,389
Inventory	1,955	176
Other assets	676	1,301
Prepaid costs	(5,100)	(6,147)

Total deferred tax assets	2,112	10,882

Valuation allowance	—	(3,231)

Net deferred tax assets	$2,112	$7,651

        The Predecessor's income tax obligations are treated as being settled through the intercompany accounts as if the company was filing its income tax returns on a separate company basis. In addition, the Predecessor included its deferred tax assets in its intercompany accounting with the Limited.

        During Fiscal Year 2003, the Company utilized its $19,930 of net operating loss carryforwards which originated during Successor 2002, realizing an income tax benefit of $6,975. As of January 31, 2004, the Company had no Federal net operating loss carryforwards.

        A reconciliation of the Statutory Federal income tax expense is as follows:

	Fiscal Year 2003	Successor 2002	Predecessor 2002	Fiscal Year 2001
Statutory 35% federal tax	$14,792	$(2,328)	$720	$1,360
State and local income taxes, net of Federal income tax benefit	2,693	—	140	259
Change in valuation allowance	(3,231)	3,231
Other, net	1,104	(903)	118	111

Income tax expense	$15,358	$—	$978	$1,730

13.    Related Party Transactions

Subsequent to the Acquisition

  Transition Service Agreements

        In conjunction with the Acquisition, the Company entered a service agreement whereby the Seller provides services including transitional logistics and related tax, information technology, real estate, treasury and cash management, and store design and construction services as the Company establishes stand-alone operations. These agreements are for terms from 4 up to 45 months. Service costs are determined based on various methods, including customary, pass-through, percent of sales, and fixed fee billings, as required by the agreement. During Fiscal Year 2003, the transition service agreements, with the exception of the Technical Services and Distribution Services Agreements, terminated by contract or voluntarily by the Company.

  Lease Guarantees and Subleases

        The Seller guarantees approximately 163 store leases and the corporate office lease at January 31, 2004. The Seller is not obligated to extend guarantees past the original lease terms and it is the Company's obligation to remove the Seller as guarantor on any lease extension or renewal.

        As of January 31, 2004, 6 stores are subject to sublease agreements ("the Store Leases Agreement") with the Seller for stores where the Company occupies space that the Seller leases from third-party landlords. Under the terms of the Store Leases Agreement, the Company is responsible for its proportionate share, based on the size of its selling space, and all costs which consist primarily of rent; excess rent, if applicable; maintenance; taxes; and utilities.

        In connection with the acquisition, the Company entered into a covenant agreement with respect to the Seller's guaranteed leases, the sublease agreements, and the guarantee reimbursement obligation of the Company. The agreement contains certain restrictive covenants, including limitations on indebtedness, dividends and stock repurchases. The covenant agreement terminates upon the earliest of: (i) the date which projected guaranteed rental payments is less than $40,000, (ii) December 31, 2005, (iii) a letter of credit is issued to the Seller in an amount equal to the present value of the guaranteed leases minimum rental payments or, (iv) in connection with the acquisition or merger of the Company with another party who assumes the guarantee reimbursement obligation. The Company has issued no letters of credit related to the guaranteed leases, the sublease agreement or the guarantee reimbursement obligation.

        The following table summarizes the related party transactions between the Company and the Limited and its wholly-owned subsidiaries:

	Fiscal Year 2003	Successor 2002	Predecessor 2002	Fiscal Year 2001
Mast Industries Inc. purchases	$109,610	$13,739	$98,810	$100,650
Store leasing, construction and management	74,848	27,559	141,567	157,317
Capital expenditures	280	787	5,165	13,708
IT and corporate transaction	21,618	6,151	33,458	58,894
Inbound and outbound freight	23,739	3,709	20,561	19,317
Compensation and benefits	2,580	711	11,323	10,013

	$232,675	$52,656	$310,884	$359,899

        Included in current liabilities are amounts due to the Seller at January 31, 2004 and February 1, 2003, of $9,327 and $4,750, respectively.

        The following table summarizes activity in the net investment by the Limited account for Predecessor 2002 and Fiscal Year 2001:

	Predecessor 2002	Fiscal Year 2001
Balance, beginning of period	$122,026	$142,467
Transactions with related parties	310,884	359,899
Centralized cash management and transfers	(281,373)	(382,495)
Net income	1,078	2,155

Balance, end of period	$152,615	$122,026

  Sponsor Fee

        The Company has a Management Services Agreement with the majority shareholder of the Series A Redeemable Preferred Stock and the Company's voting common stock. The services consist of formulating and implementing business strategies, including identifying and assisting the Company in evaluating corporate opportunities, such as marketing opportunities and financial strategies. The Management Services Agreement calls for an annual advisory fee, payable in advance in quarterly installments, equal to the greater of $750 or 2.5% of earnings before interest, income taxes, depreciation and amortization ("EBITDA").

        The agreement terminates on the earlier of one year subsequent to a change in control, as defined in the Management Services Agreement, or November 27, 2012. Such fees aggregated $1,940 and $132 in Fiscal Year 2003 and Successor 2002, respectively.

Prior to the Acquisition

        Transactions between the Predecessor and the Limited and its wholly-owned subsidiaries commonly occurred in the normal course of business. The Limited performed various centralized services including, but not limited to human resources and benefits, information technology, logistics and distribution, store design and store construction, real estate, tax, legal, travel, treasury and cash management. The Predecessor was charged by the Limited for corporate costs relating to these transactions and other services, using the following methodologies:

  •
  Direct Costs—cost incurred by the Limited on behalf of the Predecessor or a group of the Limited subsidiaries that are charged directly to the Predecessor. These costs are included within Cost of Goods Sold, Buying and Occupancy Costs and Selling, General and Administrative Expenses in the Consolidated Statements of Operations, as appropriate.

  •
  Corporate overhead allocations—overhead costs not charged specifically to the Predecessor are generally allocated based on the Predecessor's sales and selling square feet in relation to totals for the Limited. These costs are included in the Consolidated Statements of Operations as Selling, General and Administrative Expenses.

        Information with regard to other significant related party transactions is as follows:

        The Predecessor participated in the Limited's centralized cash management system. Cash received from the Predecessor's operations were transferred to the Limited's centralized cash accounts and cash disbursements were funded from the centralized cash accounts on a daily basis. No interest has been charged or earned on the cash management account. Under this system, the Predecessor has had no external sources of financing, such as available lines of credit, as may be necessary to operate independently.

        Significant purchases are made from Mast Industries, Inc. ("Mast"), a wholly-owned subsidiary of the Limited. Mast is a contract manufacturer and apparel importer. Prices are negotiated on a competitive basis by merchants of the Company with Mast.

14.    Redeemable Preferred Stock

        In connection with the Acquisition, the Company issued 58,257 shares of its non-voting, Series A Redeemable Preferred Stock, $0.01 par value ("Series A Preferred Stock") to an investor for $58,257.

        On November 27, 2002, the Company issued 4,172 shares of Series A Preferred Stock to employees for $831 in cash and promissory notes totaling $3,341. Approximately $912 of the promissory notes bears interest at 1.82% per annum and were paid in March of 2003. The remaining $2,429 of the promissory notes bears interest at 3.06% and are due on November 27, 2009. In Fiscal Year 2003, the Company issued 147 shares of its Series A Preferred Stock to employees for promissory notes totaling $147. The promissory notes bear interest at 2.96% per annum and are due on April 1, 2010. The promissory notes are secured by all of the shares issued to the respective employees. At January 31, 2004 and February 1, 2003, promissory notes, plus accrued interest income, in the amounts of $2,661 and $2,429, respectively, were outstanding and reported as a reduction to Series A Redeemable Preferred Stock on the Consolidated Balance Sheets.

        The Company's Series A Preferred Stock accrues dividends at 12.5% per annum at a liquidation value of $1,000 per share and are cumulative. The shares are mandatorily redeemable at the liquidation value at the earliest of an initial public offering of the Company's stock, a sale of the Company or 8 years from the date of issue or at any time at the Company's option, at a price per share of $1,000, plus all accrued and unpaid dividends. Cumulative dividends are payable quarterly on March 31, June 30, September 30 and December 31 of each year, based on face value, subject to restrictions under the Credit Facility, 10%, Subordinated Note, Seller Covenant Agreement, and Board of Director Approval. Dividends not declared and paid will also accrue dividends at the same annual rate and remain accumulated dividends until paid. If the Company elects not to pay a cash dividend for any quarter, then the Series A Preferred Stock will be treated for purposes of the payment of future dividends and upon redemption or liquidation as if an in-kind dividend had been paid. As of January 31, 2004, the liquidation preference of the Series A Preferred Stock was $72,358, as the Company elected not to pay cash dividends in Fiscal Year 2003 and Successor 2002.

15.    Stockholders' Equity

        In connection with the Acquisition, the Company issued 4,854,617 shares of its voting, common stock, $0.01 par value ("Common Stock") to an investor for $4,855. Additionally, the Company issued a warrant to the Seller, which provided the Seller with the right to purchase 920,245 shares of Common Stock at a price of $1.00 per share.

        The warrant was exercisable at any time before November 27, 2012. The fair value of the warrant on the date of issuance was estimated to be $377.

        On November 27, 2002, the Company issued 347,836 shares of Common Stock to employees for $71 in cash and promissory notes totaling $276. Approximately $76 of the promissory notes bear interest at 1.82% per annum and were paid in March of 2003. The remaining $200 of the promissory notes bear interest at 3.06% and are due on November 27, 2009. In Fiscal Year 2003, the Company issued 12,270 shares of its Common Stock to employees for promissory notes totaling $12. The promissory notes bear interest at 2.96% per annum and are due on April 1, 2010. The promissory notes are secured by all of the shares issued to the respective employees. Common stock promissory notes, plus accrued interest receivable are reported in "Stock subscription receivable" on the Consolidated Balance Sheets.

16.    Subsequent Events

        On March 16, 2004, the Company amended and restated its Credit Facility. The amended and restated Credit Facility consists of (i) a three-year $90.0 million revolving credit facility (containing a sub-facility available for the issuance of letters of credit of up to $75.0 million), and (ii) a $75.0 million term loan facility (the "Term loan"). The Term loan is due on the earlier of 5 years or upon the termination of the revolving Credit Facility.

        Revolving loans under the amended and restated credit facilities will bear interest, at the Company's option, either at a floating rate equal to Eurodollar rate plus a margin of between 2.00% and 2.50% per year, or the Prime rate plus a margin of between 0.00% and 0.50% per year, in each case depending upon our financial performance. The Term loan will bear interest at a floating rate equal to the greater of 6.75% or the Eurodollar rate plus 5.50% per year. In addition, the lenders under the revolving Credit Facility will be paid a monthly fee on a portion of the unused commitments under that facility at a rate of between 0.25% and 0.50% per annum depending upon the Company's financial performance.

        Maximum availability for loans and letters of credit accommodations under the amended and restated credit facilities is governed by a monthly borrowing base, determined by the application of specified advance rates against certain eligible assets, in addition to, restrictions on minimum earnings, liquidity, and coverage levels. The amended and restated Credit Facility contains certain restrictive covenants, including limitations on (i) indebtedness, liens and guarantees, (ii) mergers, consolidations, acquisitions and asset sales, and (iii) dividends and stock repurchases. The lenders have been granted a pledge of the common stock of New York & Company, Inc. and certain of its subsidiaries, and a first priority security interest in substantially all other tangible and intangible assets of the Company and its subsidiaries, as collateral for the Company's obligations under the amended and restated Credit Facility. In addition, New York & Company, Inc. and all of its subsidiaries have fully and unconditionally guaranteed the Credit Facility, and such guarantees are joint and several. The amended and restated Credit Facility contains restrictive covenants, limiting the payment of dividends to New York & Company, Inc. by its subsidiaries, determined by the Company's (i) net income, (ii) liquidity, (iii) indebtedness, and (iv) a change in ownership of the Company.

        In addition, on March 16, 2004, the $75,000 term loan proceeds, in addition to $32,000 of cash on-hand were used to: (i) repurchase from the Seller the 10% Subordinated Note for $85,000, which includes $75,000 of principal and all accrued and unpaid interest, (ii) repurchase from the Seller their Common Stock purchase warrant to acquire 920,245 shares of the Company's Common Stock at $1.00 per share for $20,000, and (iii) pay $2,000 of fees and expenses associated with the transactions. In connection with the 10% Subordinated Note and warrant repurchase, the Company entered into an agreement with the Seller, which provides, among other things, if a) on or before December 31, 2004, (i) the Company files a public offering of its Common Stock, or (ii) the Company is acquired and b) the related transaction value exceeds approximately $157,000, the Company shall pay to the Seller an amount in cash equal to approximately 6.38% of the implied equity value of the transaction over $157,000.

        Unamortized deferred financing costs related to the 10% Subordinated Note in the amount of $351 will be written-off and reported as a Loss on Modification and Extinguishment of Debt in the Consolidated Statements of Operations.

        On May 19, 2004, the Company entered into a new credit facility comprised of a five-year $75 million junior secured term loan. The proceeds from the new credit facility were used to repurchase $62.6 million of Series A preferred stock, plus $12.4 million of accrued dividends. The Company incurred $1.5 million of fees and expenses related to the transaction.

        Until            , 2004 (25 days after the commencement of this offering), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligations of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

        No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                     shares

New York & Company, Inc.
Common Stock

PROSPECTUS

                        , 2004

Bear, Stearns & Co. Inc.
JPMorgan
Wachovia Securities
Banc of America Securities LLC
Piper Jaffray

PART II.    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

        The following table sets forth the costs, other than underwriting discounts and commissions, payable in connection with the sale of the common stock being registered. All amounts, except the SEC registration fee, the NASD filing fee and the New York Stock Exchange listing fee, are estimates.

Expenses	Amount
SEC registration fee		$29,141
NASD filing fee		17,750
New York Stock Exchange listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Transfer agent and registrar fees		*
Accounting fees and expenses		*
Blue Sky fees and expenses		*
Miscellaneous		*

Total	$	*

*
To be furnished by amendment.

Item 14.    Indemnification of Officers and Directors.

        Section 102 of the General Corporation Law of the State of Delaware allows a corporation to eliminate the personal liability of directors to a corporation or its stockholders for monetary damages for a breach of a fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase or redemption in violation of Delaware corporate law or obtained an improper personal benefit.

        Section 145 of the Delaware General Corporation Law empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. A Delaware corporation may indemnify directors, officers, employees and other agents of such corporation in an action by or in the right of a corporation under the same conditions against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense and settlement of such action or suit, except that no indemnification is permitted without judicial approval if the person to be indemnified has been adjudged to be liable to the corporation. Where a present or former director or officer of the corporation is successful on the merits or otherwise in the defense of any action, suit or proceeding referred to above or in defense of any claim, issue or matter therein, the corporation must indemnify such person against the expenses (including attorneys' fees) which he or she actually and reasonably incurred in connection therewith.

        Section 174 of the General Corporation Law of the State of Delaware provides, among other things, that a director who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered into the books containing the minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

        The Company's Certificate of incorporation contains a provision that eliminates the personal liability of directors to the company or its stockholders for monetary damages for a breach of fiduciary duty as a director, to the fullest extent permitted by Delaware General Corporation Law.

        The Company's Certificate of Incorporation also contains provisions that provide for the indemnification of directors of the company for third party actions and actions by or in the right of the company that mirror Section 145 of the Delaware General Corporation Law.

        The Company's bylaws indemnifies any person who was or is made or is threatened to be made party or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was the director or officer of the company or, while a director or officer of the company, is or was serving at the request of the company as a director, officer, employee or agent of another corporation, partnership, limited liability company, joint venture, trust, enterprise or nonprofit entity, including service with respect to an employee benefit plan, against all liability, expense and loss (including attorney's fees, judgments, fines, ERISA taxes or penalties and amounts paid or to be paid in settlement) actually and reasonable incurred or suffered by such indemnitee reasonably believed to be in or not opposed to the best interests of the company, and with respect to any criminal proceeding, and no reasonable cause to believe such in indemnitee's conduct was unlawful. Except for certain actions brought by the indemnitee against the company, the company shall be required to indemnify an indemnitee in connection with a proceeding (or part thereof) commenced by such indemnitee only if the commencement of such proceeding (or part thereof) by the indemnitee was authorized by the board of directors of the company.

        The company shall prepay the expenses (including attorney's fees) incurred by an indemnitee in defending any proceeding in advance of its final disposition; provided, however, that to the extent required by law, such payment of expenses in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking by the indemnitee to repay all amounts advanced if it should be ultimately determined that the indemnitee is not entitled to be indemnified under the bylaws of the company or otherwise.

        If a claim for indemnification or payment of expenses under the bylaws of the company is not paid in full within 60 days after a written claim by the indemnitee has been received by the company, the indemnitee may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the company shall have the burden of proving that the indemnitee is not entitled to the requested indemnification or payment of expenses under applicable law.

        Any indemnification under the bylaws (unless ordered by a court) shall be made by the company only as authorized in the specific case upon a determination that indemnification of the director or officer is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the bylaws. Such determination shall be made (a) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (b) if such a quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directors, by independent legal counsel in a written opinion, or (c) by the stockholders.

        The rights conferred on any indemnitee under the bylaws shall not be exclusive of any other rights which such indemnitee may have or hereafter acquire under any statute, provision of the Articles of Incorporation, agreement, vote of stockholders or disinterested directors or otherwise.

        The rights to indemnification and advance payment of expenses provided by the bylaws shall continue as to a person who has ceased to be a director, officer, employee, or agent of the corporation and shall inure to the benefit of the personal representatives, heirs, executors and administrators of such person.

        The corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, partner (limited or general), manager, trustee or agent of another corporation or of a partnership, joint venture, limited liability company, trust or other enterprise, against any liability asserted against such person or incurred by such person in any such capacity, or arising out of such person's status as such, and related expenses, whether or not the corporation would have the power to indemnify such person against such liability under the provisions of applicable law.

Item 15.    Recent Sales of Unregistered Securities.

        In the past three years, we have issued unregistered securities to a limited number of persons, as described below. None of these transactions involved any underwriters, underwriting discounts or commissions, or any public offering, and we believe that each transaction was exempt from the registration requirements of the Securities Act by virtue of Section 4(2) thereof or Rule 701 pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients had adequate access, through their relationships with us, to information about us.

        In connection with the acquisition of the company by Bear Stearns Merchant Banking on November 27, 2002 the company issued 62,429 shares of preferred stock and 5,202,453 shares of common stock. Further to the acquisition, we also issued $20.0 million of senior subordinated notes which we repaid on December 24, 2003, a $75.0 million senior subordinated note, which we repaid on March 16, 2004 and a warrant to purchase 920,245 shares of our common stock, which we repurchased on March 16, 2004. We also have issued stock option grants under our 2002 Stock Option Plan.

        Option grants in Past Three Years.    All of our grants of options in the past three years were for options to purchase shares of our common stock and were made under our 2002 Stock Option Plan.

Date of option grant	Number of securities underlying options	Number of securities underlying options remaining outstanding at May 19, 2004(1)
11/27/2002	871,893	836,394
4/2/2003	128,222	97,149
5/29/2003	62,815	62,815
9/3/2003	6,497	6,497
11/19/2003	1,444	1,444
2/1/2004	18,044	18,044
2/25/2004	21,500	21,500
4/2/2004	17,450	17,450
5/3/2004	2,000	2,000
5/19/2004	72,089	72,089

Total	1,201,954	1,135,381

(1)
Refers to options that have not been canceled or exercised and remain outstanding.

Item 16.    Exhibits and Financial Statement Schedules.

  (a)
  Exhibits.

Exhibit No.	Description
1.1	Form of Underwriting Agreement.*
3.1	Amended and Restated Certificate of Incorporation.*
3.2	Bylaws.*
4.1	Specimen common stock certificate.*
5.1	Opinion and Consent of Kirkland & Ellis LLP.*
9.1	Amended and Restated Securityholders Agreement by and among New York & Company, Inc. (f/k/a NY & Co. Group, Inc.) and the securityholders party thereto dated .*
10.1	Amended and Restated Employment Agreement, dated as of December 2, 2002, between New York & Company, Inc. (f/k/a NY & Co. Group, Inc.) and Richard P. Crystal.*
10.2	Amended and Restated Employment Agreement, dated as of December 2, 2002, between New York & Company, Inc. (f/k/a NY & Co. Group, Inc.) and Ronald W. Ristau.*
10.3	Employment Letter, dated as of November 27, 2002, between Lerner New York, Inc. and Robert J. Luzzi.*
10.4	Employment Letter, dated as of November 27, 2002, between Lerner New York, Inc. and Charlotte Neuville.*

10.5	Employment Letter, dated as of November 27, 2002, between Lerner New York, Inc. and Steven M. Newman.*
10.6	Transition Services Agreement by and between Lerner New York Holdings, Inc. and Limited Brands, Inc., dated as of November 27, 2002.*
10.7	Credit Agreement by and among Lerner New York, Inc. and the Lenders named therein, dated March 16, 2004.*
10.8	Term Loan and Security Agreement by and among Lerner New York, Inc., Lemco and Ableco Finance LLC, dated as of May 19, 2004.
10.9	2002 Stock Option Plan.*
11.1	Computation of per share earnings.*
21.1	Subsidiaries of the Registrant.*
23.1	Consent of Ernst & Young LLP, Independent Auditors.
23.2	Consent of Kirkland & Ellis LLP (included in Exhibit 5.1).*
24.1	Power of Attorney (included on signature page).

*
To be filed by amendment.

Item 17.    Undertakings.

        The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising out of the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense in any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

          (1)   For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2)   For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of New York, State of New York, on May 20, 2004.

NEW YORK & COMPANY, INC.
By: /s/ RICHARD P. CRYSTAL
Name:	Richard P. Crystal
Title:	President and Chief Executive Officer

POWER OF ATTORNEY

        Each of the undersigned officers and directors of Lerner New York, Inc., a Delaware corporation, hereby constitutes and appoints Richard P. Crystal and Ronald W. Ristau and each of them, severally, as his or her attorney-in-fact and agent, with full power of substitution and resubstitution, in his or her name and on his or her behalf, to sign in any and all capacities this Registration Statement and any and all amendments (including post-effective amendments) and exhibits to this Registration Statement, any subsequent Registration Statement for the same offering which may be filed under Rule 462(b) under the Securities Act of 1933, and any and all amendments (including post-effective amendments) and exhibits thereto, and any and all applications and other documents relating thereto, with the Securities and Exchange Commission, with full power and authority to perform and do any and all acts and things whatsoever which any such attorney or substitute may deem necessary or advisable to be performed or done in connection with any or all of the above-described matters, as fully as each of the undersigned could do if personally present and acting, hereby ratifying and approving all acts of any such attorney or substitute.

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ RICHARD P. CRYSTAL Richard P. Crystal	President and Chief Executive Officer (Principal executive officer)	May 20, 2004
/s/ RONALD W. RISTAU Ronald W. Ristau	Chief Operating Officer and Chief Financial Officer (Principal financial officer and principal accounting officer)	May 20, 2004
/s/ BODIL M. ARLANDER Bodil M. Arlander	Director	May 20, 2004
/s/ PHILIP M. CARPENTER III Philip M. Carpenter III	Director	May 20, 2004
/s/ JOHN D. HOWARD John D. Howard	Director	May 20, 2004
/s/ M. KATHERINE DWYER M. Katherine Dwyer	Director	May 20, 2004
/s/ DAVID H. EDWAB David H. Edwab	Director	May 20, 2004
/s/ ARTHUR E. REINER Arthur E. Reiner	Director	May 20, 2004

EXHIBIT INDEX

Exhibit No	Description
1.1	Form of Underwriting Agreement.*
3.1	Amended and Restated Certificate of Incorporation.*
3.2	Bylaws.*
4.1	Specimen common stock certificate.*
5.1	Opinion and Consent of Kirkland & Ellis LLP.*
9.1	Securityholders Agreement by and among New York & Company, Inc. (f/k/a NY & Co. Group, Inc.) and the Securityholders party thereto dated November 27, 2002.*
10.1	Amended and Restated Employment Agreement, dated as of December 2, 2002, between New York & Company, Inc. (f/k/a NY & Co. Group, Inc.) and Richard P. Crystal.*
10.2	Amended and Restated Employment Agreement, dated as of December 2, 2002, between New York & Company, Inc. (f/k/a NY & Co. Group, Inc.) and Ronald W. Ristau.*
10.3	Employment Letter, dated as of November 27, 2002, between Lerner New York, Inc. and Robert J. Luzzi.*
10.4	Employment Letter, dated as of November 27, 2002, between Lerner New York, Inc. and Charlotte Neuville.*
10.5	Employment Letter, dated as of November 27, 2002, between Lerner New York, Inc. and Steven M. Newman.*
10.6	Transition Services Agreement by and between Lerner New York Holdings, Inc. and Limited Brands, Inc., dated as of November 27, 2002.*
10.7	Credit Agreement by and among Lerner New York, Inc. and the Lenders named therein, dated March 16, 2004.*
10.8	Term Loan and Security Agreement by and among Lerner New York, Inc., Lernco and Ableco Finance LLC, dated as of May 19, 2004.*
10.9	2002 Stock Option Plan.*
11.1	Computation of per share earnings.*
21.1	Subsidiaries of the Registrant.*
23.1	Consent of Ernst & Young LLP, Independent Auditors.
23.2	Consent of Kirkland & Ellis LLP (included in Exhibit 5.1).*
24.1	Power of Attorney (included on signature page).*

*
To be filed by amendment.

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ABOUT THIS PROSPECTUS
PROSPECTUS SUMMARY
Overview
Our Competitive Strengths
Our Growth Strategies
Recent Developments
Company Information
The Offering
SUMMARY CONSOLIDATED FINANCIAL DATA
RISK FACTORS
Risks Relating to Our Business
Risks Related to this Offering
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
Product Mix
Store Count by State
MANAGEMENT
Summary Compensation Table
Aggregated Option Exercises During Last Fiscal Year and Fiscal Year End Option Values(1)
PRINCIPAL AND SELLING SHAREHOLDERS
CERTAIN RELATIONSHIPS AND TRANSACTIONS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF OUR COMMON STOCK
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND ADDITIONAL INFORMATION
New York & Company, Inc. and Subsidiaries Consolidated Financial Statements
Index to Financial Statements
Report of Independent Auditors
Report of Independent Auditors
New York & Company, Inc. and Subsidiaries Consolidated Balance Sheets (Amounts in thousands, except share and per share amounts)
New York & Company Inc. and Subsidiaries Consolidated Statements of Operations (Amounts in thousands)
New York & Company, Inc. and Subsidiaries Consolidated Statements of Stockholders' Equity/(Deficit) (Amounts in thousands, except share and per share amounts)
New York & Company, Inc. and Subsidiaries Consolidated Statements of Cash Flows (Amounts in thousands)
New York & Company, Inc. Notes to Consolidated Financial Statements (Dollars in thousands, except per share amounts) January 31, 2004
New York & Company, Inc. Notes to Consolidated Financial Statements (Dollars in thousands, except per share amounts) January 31, 2004
New York & Company, Inc. Notes to Consolidated Financial Statements (Dollars in thousands, except per share amounts) January 31, 2004
PART II. INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
POWER OF ATTORNEY
EXHIBIT INDEX